      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1996

                                             REGISTRATION STATEMENT NO. 333-2236
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             DESIGNER HOLDINGS LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                           2339                          13-3818542
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)

                                 1385 BROADWAY
                            NEW YORK, NEW YORK 10018
                                 (212) 556-9600
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              JOHN J. JONES, ESQ.
                                GENERAL COUNSEL
                             DESIGNER HOLDINGS LTD.
                            1385 BROADWAY, 3RD FLOOR
                            NEW YORK, NEW YORK 10018
                                 (212) 556-9600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

           ROBERT M. CHILSTROM, ESQ.                         WILLIAM M. HARTNETT, ESQ.
     SKADDEN, ARPS, SLATE, MEAGHER & FLOM                     CAHILL GORDON & REINDEL
               919 THIRD AVENUE                                 EIGHTY PINE STREET
           NEW YORK, NEW YORK 10022                          NEW YORK, NEW YORK 10005
                (212) 735-3000                                    (212) 701-3000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             DESIGNER HOLDINGS LTD.

                             CROSS REFERENCE SHEET
                     PURSUANT TO ITEM 501 OF REGULATION S-K

                                 FORM S-1                                    LOCATION OR HEADING
                          ITEM NUMBER AND CAPTION                             IN THE PROSPECTUS
         ---------------------------------------------------------  -------------------------------------
    1.   Forepart of the Registration Statement and Outside Front
           Cover Page of Prospectus...............................  Outside front cover
    2.   Inside Front and Outside Back Cover Pages of
           Prospectus.............................................  Inside front cover; Outside back cover; Available Information
    3.   Summary Information, Risk Factors and Ratio of Earnings
           to Fixed Charges.......................................  Prospectus Summary; Risk Factors
    4.   Use of Proceeds..........................................  Prospectus Summary; Use of Proceeds;
                                                                    Description of Indebtedness
    5.   Determination of Offering Price..........................  Outside front cover; Underwriting
    6.   Dilution.................................................  Risk Factors; Dilution
    7.   Selling Security Holders.................................  Principal and Selling Stockholders
    8.   Plan of Distribution.....................................  Outside front cover; Underwriting
    9.   Description of Securities to be Registered...............  Outside front cover; Prospectus
                                                                    Summary; Description of Capital Stock
   10.   Interests of Named Experts and Counsel...................  Legal Matters; Experts
   11.   Information with Respect to the Registrant...............  Outside front cover; Prospectus
                                                                    Summary; Risk Factors; The Company;
                                                                    Dividend Policy; Use of Proceeds;
                                                                    Capitalization; Dilution; Unaudited
                                                                    Pro Forma Financial Information;
                                                                    Selected Financial Information;
                                                                    Management's Discussion and Analysis
                                                                    of Financial Condition and Results of
                                                                    Operations; Business; Management;
                                                                    Certain Transactions; Principal and
                                                                    Selling Stockholders; Description of
                                                                    Capital Stock; Description of
                                                                    Indebtedness; Shares Eligible for
                                                                    Future Sale
   12.   Disclosure of Commission Position on Indemnification for
           Securities Act Liabilities.............................  Not applicable

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent offering outside the United States and Canada (the "International Prospectus"). The two prospectuses are identical except for the front and back cover pages, the inside front cover page and the section entitled "Underwriting". The form of U.S. Prospectus is included herein and is followed by the alternate pages to be used in the International Prospectus. Each of the alternate pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus." Final forms of each Prospectus will be filed with the Securities and Exchange Commission under Rule 424(b).

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                                      LOGO
                             SUBJECT TO COMPLETION

                    PRELIMINARY PROSPECTUS DATED MAY 6, 1996


PROSPECTUS

                               10,000,000 SHARES

                             DESIGNER HOLDINGS LTD.
                                  COMMON STOCK
                            ------------------------

     Of the 10,000,000 shares of Common Stock offered hereby, 5,000,000 shares are being sold by Designer Holdings Ltd. and 5,000,000 shares are being sold by the Selling Stockholder of the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.

     Of the 10,000,000 shares of Common Stock offered hereby, 8,000,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters and 2,000,000 shares are being offered outside the United States and Canada by the International Managers. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings.

     Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14 and $16 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial price of the Common Stock.

     The Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "DSH."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
                                                                                       PROCEEDS TO
                                     PRICE         UNDERWRITING      PROCEEDS TO         SELLING
                                   TO PUBLIC       DISCOUNT(1)      THE COMPANY(2)     STOCKHOLDER
- ------------------------------------------------------------------------------------------------------
Per Share.....................         $                $                 $                 $
- ------------------------------------------------------------------------------------------------------
Total(3)......................         $                $                 $                 $
                                -               -                 -                 -
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------


(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses of the Offerings payable by the Company estimated at $2,950,000.


(3) The Company and the Selling Stockholder have granted the U.S. Underwriters and the International Managers options, exercisable within 30 days after the date of this Prospectus, to purchase up to 1,200,000 and 300,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount, Proceeds to the Company and Proceeds to Selling
    Stockholder will be $          , $          , $          and $          ,
    respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if issued and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about                     , 1996.

                            ------------------------

MERRILL LYNCH & CO.  MORGAN STANLEY & CO.
                                                       INCORPORATED
                            ------------------------

               The date of this Prospectus is             , 1996.

The logo form of the registered trademarks CALVIN KLEIN and CK/CALVIN KLEIN are owned by The Calvin Klein Trademark Trust and are used under license from Calvin Klein, Inc.

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                     APPENDIX TO ELECTRONIC FORMAT DOCUMENT

                              (INSIDE FRONT COVER)

[PHOTOGRAPH 1] - is two models wearing Calvin Klein Jeans clothing.

[PHOTOGRAPH 2] - is a model wearing Calvin Klein Jeans clothing.

[PHOTOGRAPH 3] - is a model wearing Calvin Klein Jeans clothing.

                              (INSIDE BACK COVER)

[PHOTOGRAPH] - is four pictures of Calvin Klein Jeans clothing displays.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus.

                                  THE COMPANY

     Designer Holdings Ltd. (the "Company") develops, sources and markets designer sportswear lines for men, juniors, women and petites under the Calvin Klein Jeans, CK/Calvin Klein Jeans and CK/Calvin Klein Jeans Khakis labels (collectively, the "Calvin Klein Jeans Labels"). The Company's products target youthful, culturally conscious consumers and capitalize on the cachet and image created by over 20 years of extensive image advertising for Calvin Klein, one of the world's most influential designers. The Company collaborates with the in-house design teams of Calvin Klein, Inc. ("CKI") to create products characterized by high quality and casual, contemporary fashion. Each of the Company's lines combines both basic and fashion items in a broad range of casual fabrications, including jeans, khakis, knit and woven tops and bottoms, T-shirts, shorts, fleece shirts and pants, outerwear such as leather and denim jackets, caps and related accessories. In 1995, the mens, juniors, womens and petites lines accounted for approximately 41%, 31%, 20% and 3%, respectively, of net sales of Calvin Klein Jeans Label products. In 1993, the year before the Company obtained the CKJ License, net revenues from the sale of Calvin Klein Jeans Label products by CKI were approximately $59 million. Since the Company obtained the exclusive license from CKI for certain types of sportswear (the "CKJ License") in August 1994, net revenues (including royalties) of Calvin Klein Jeans Label products have risen to $361.4 million in 1995.

     The key initiatives implemented by the Company since obtaining the CKJ License have included: (i) broadening its target market by re-engineering the garments to provide a comfortable fit and flattering appearance for a greater number of potential consumers, (ii) increasing the value offered to consumers by lowering the price of its designer-quality products to "better" from "designer" price points, (iii) targeting juniors, petites and childrens lines with a specific marketing strategy and product offering, (iv) enlarging the core of basic styles for each line and (v) establishing an inventory replenishment plan to meet the requirements of retailers. Based on the Calvin Klein image and an interpretation of current trends, the Company and the in-house design teams of CKI produce a "fashion blueprint" for each line that includes both basic and fashion items. Basic items, which vary only slightly from season to season and are available on a replenishment basis throughout the year, accounted for approximately 65% of net sales generated by Calvin Klein Jeans Label products in 1995. Fashion items are modified for current trends in color, fabrication and styling to continually update the merchandise assortment. Fashion items accounted for approximately 35% of net sales generated by Calvin Klein Jeans Label products in 1995. The Company contracts through third parties for the manufacture of substantially all of its products. During 1995, approximately 80% of the Company's products were produced in the United States. The Company believes that domestic manufacturing allows it to respond quickly to changing sales and fashion trends and that third party manufacturing permits it to avoid capacity constraints and significant investment in capital assets.


     The Company currently distributes products under the Calvin Klein Jeans Labels to a broad range of department stores and specialty retailers. Because of strong consumer demand for the Company's products and the trend among major retailers to devote more selling space to a decreasing number of designer brands, the Company expects that it will continue to grow through both the addition of new locations and increased floor space. At the same time, the Company seeks those specialty retailers that have the ability to offer the proper presentation of the Company's products. The mens line (which is the most widely distributed of the Company's lines) was carried in approximately 680 department store locations and approximately 1,400 specialty retail stores as of December 31, 1995. As of March 1, 1996, the number of department store locations in which the mens line was carried had increased to approximately 880 and the number of specialty retailers had decreased to approximately 1,100. In an effort to enhance visibility, increase dedicated selling space and increase sales per square foot generated by the Calvin Klein Jeans Label products, the Company has developed a program to place shops dedicated to Calvin Klein Jeans Label products within the stores of its major retailing customers. A prototype "shop-in-shop" began operation in Bloomingdale's in New York City in late 1995, and the Company has recently contracted for the construction and installation of 50 shops. The Company plans to install approximately 150 shops during 1996.

     The Company's growth strategy is to continue to capitalize on the strength of the Calvin Klein image and the quality, fit and value of the Company's products. The key elements of the Company's growth strategy include: (i) selectively adding new accounts and further penetrating its existing accounts by introducing lines into more store locations, (ii) expanding its shop-in-shop program, (iii) continuing to deepen its product offerings, (iv) expanding the distribution of its products outside the United States and (v) improving operating efficiencies. The Company is also seeking to obtain additional designer brands or licenses in designer sportswear. See "Risk Factors -- Ability to Achieve and Manage Future Growth." The Company has recently deepened its product offerings by introducing khaki products within each of its lines. In July 1995, the Company entered into a distribution agreement for its Calvin Klein Jeans Label mens, juniors, womens and petites lines in Canada, and in the first quarter of 1996, it entered into a distribution agreement for its Calvin Klein Jeans Label childrens apparel in the United States, which accounted for approximately 5% of 1995 net sales for Calvin Klein Jeans Label products. The Company is also exploring additional opportunities to distribute its products outside the United States. To provide a foundation for continued growth and to improve operating efficiencies, the Company is substantially increasing the capacity of its distribution facilities and is in the process of bringing on-line an integrated management information system. See "Business -- Business Strategy."


     The Company began operations in 1984 by designing, sourcing and marketing moderately priced sportswear bearing the Rio label and, in 1987, obtained an exclusive license for womens jeanswear under the Bill Blass labels and began to produce private label products for a limited number of retailing customers. As of January 1, 1996, the Company has licensed the Rio label and sublicensed the Bill Blass labels to Commerce Clothing Company, LLC ("Commerce Clothing"), an affiliate of one of its principal suppliers. See "Business -- Licensing Operations."


                              RECENT DEVELOPMENTS



     Set forth below are the preliminary unaudited results of operations for the three months ended March 31, 1995 and 1996 and the adjusted pro forma and pro forma results of operations for the three months ended March 31, 1995 and 1996, respectively. The unaudited adjusted pro forma results of operations for the three months ended March 31, 1995 give effect to (i) the agreements by the Company, which became effective as of January 1, 1996, to grant to another company the right to produce and distribute sportswear under the Bill Blass and the Rio labels, and childrens apparel in the United States under the Calvin Klein Jeans Labels (the "Agreements"), (ii) certain amendments to the CKJ License and the related issuance to CKI of 1,275,466 shares of non-voting common stock (the "Amendments") and (iii) completion of the Offerings and application of the estimated net proceeds to the Company therefrom as described in "Use of Proceeds," as if they had been consummated on January 1, 1995. The unaudited pro forma results of operations for the three months ended March 31, 1996 give effect to the Amendments and the Offerings, as if they had been consummated on January 1, 1996.



                                                       THREE MONTHS ENDED MARCH 31,
                                        -----------------------------------------------------------
                                                  ACTUAL                 ADJUSTED
                                        ---------------------------      PRO FORMA       PRO FORMA
                                           1995            1996            1995            1996
                                        -----------     -----------     -----------     -----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Net revenues..........................  $    83,404     $   114,636(1)  $    55,887(2)  $   114,636
Cost of goods sold....................       58,416          70,821          34,361          70,821
                                        -----------     -----------     -----------     -----------
Gross profit..........................       24,988          43,815          21,526          43,815
Selling, general and administrative
  expenses............................       16,697          27,147          13,520          27,271
                                        -----------     -----------     -----------     -----------
Operating income......................        8,291          16,668           8,006          16,544
Interest expense......................        1,795           4,525             135           2,302
                                        -----------     -----------     -----------     -----------
Income before income taxes............        6,496          12,143           7,871          14,242
Provision for income taxes............        3,451           5,586           4,032           6,551
                                        -----------     -----------     -----------     -----------
Net income............................  $     3,045     $     6,557     $     3,839     $     7,691
                                        ===========     ===========     ===========     ===========
Net income per share..................  $      0.13     $      0.27     $      0.13     $      0.25
Weighted average shares outstanding...   24,233,868      24,233,868      30,509,334      30,509,334


- ---------------


(1) During the three months ended March 31, 1996, the first quarter for which the terms of the Agreements were effective, the Company waived the royalty income due under the Agreements of $1,161.



(2) For comparative presentation purposes, the pro forma results of operations have been adjusted to exclude royalty income of $1,233 attributable to the Agreements since such royalties were waived for the three months ended March 31, 1996.

                                 THE OFFERINGS

     Of the 10,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), offered hereby, 8,000,000 shares are initially being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 2,000,000 shares are initially being offered outside the United States and Canada by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings").

     Common Stock offered by:


          The Company.................................  5,000,000 shares
          The Selling Stockholder.....................  5,000,000 shares
     Common Stock to be outstanding after the
       Offerings(1)(2)................................  30,509,334 shares
     Use of Proceeds(2)...............................  The estimated net proceeds to the
                                                        Company of $67.2 million will be used
                                                        primarily to reduce indebtedness,
                                                        including approximately $34.7 million
                                                        to retire the Subordinated Loan (as
                                                        defined herein) and $31.4 million to
                                                        reduce indebtedness under the Credit
                                                        Agreement (as defined herein).
     New York Stock Exchange symbol...................  "DSH"


- ------------------------

(1) Includes 1,275,466 shares of non-voting common stock issued to CKI in April 1996, which shares are convertible, at any time, into an equal number of shares of Common Stock (see "Business -- CKJ License"), and excludes 2,288,200 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option and Incentive Plan (including approximately 1,500,000 shares subject to options to be granted at the initial public offering price).

(2) Assumes that the over-allotment options are not exercised.


     The Company was incorporated in March 1995 for the purpose of consolidating the ownership interests of Rio Sportswear, Inc. (a Delaware corporation) ("Rio Sportswear") and Jeanswear Holdings, Inc. ("Jeanswear"), commonly controlled and managed entities. Rio Sportswear was formed in August 1994 to acquire the equity interests of Rio Sportswear, Inc. (a California corporation), Rio II Sportswear, Inc., Adamson Sales Corp., AEI Management Corporation and Huang Management Company (collectively, the "Predecessor Companies") that were jointly engaged in designing, sourcing, marketing and distributing sportswear under the Rio, Bill Blass and certain private-label tradenames and were commonly controlled and managed by Arnold H. Simon, who is currently President and Chief Executive Officer of the Company, and Stephen Huang, who was Mr. Simon's business associate at the time. As part of the transaction, Mr. Simon exchanged approximately 83% of his interests in the Predecessor Companies for a 50% equity interest in Rio Sportswear and Jeanswear and sold his remaining interests to the Company for $4 million. Mr. Huang sold his interests in the Predecessor Companies to Rio Sportswear for cash provided by Charterhouse Equity Partners II, L.P. (together with an associated entity) ("Charterhouse"). See "Certain Transactions." In August 1994, Jeanswear, through its subsidiary Calvin Klein Jeanswear Company ("CKJC"), obtained the license to produce sportswear under the Calvin Klein Jeans Labels. On April 22, 1996, the CKJ License was amended and as consideration therefor, the Company issued 1,275,466 shares of non-voting common stock to CKI, which are convertible, at any time, into an equal number of shares of Common Stock. See "Business -- CKJ License" and "Principal and Selling Stockholders."


     Unless the context otherwise requires, (i) all information set forth herein assumes that CKI has converted its 1,275,466 shares of non-voting common stock into 1,275,466 shares of Common Stock (see "Business -- CKJ License"), (ii) the "Company" means Designer Holdings Ltd. and its consolidated subsidiaries, (iii) the "Company" prior to its formation in March 1995 means its predecessors Rio Sportswear, Jeanswear and the Predecessor Companies and (iv) the "Selling Stockholder" means New Rio, L.L.C.

                         SUMMARY FINANCIAL INFORMATION


    The summary historical financial information has been derived from the audited consolidated financial statements of the Company and the combined financial statements of the Predecessor Companies. The pro forma statement of operations data for the year ended December 31, 1995 has been adjusted to reflect (i) the agreements by the Company, which became effective as of January 1, 1996, to grant to another company the right to produce and distribute sportswear under the Bill Blass and Rio labels and childrens apparel in the United States under the Calvin Klein Jeans Labels, (ii) certain amendments to the CKJ License and the related issuance to CKI of 1,275,466 shares of non-voting common stock and (iii) the completion of the Offerings and application of the estimated net proceeds to the Company therefrom as described in "Use of Proceeds," as if such transactions occurred on January 1, 1995. The as adjusted balance sheet data as of December 31, 1995 presents the pro forma effect of such issuance and the Offerings, as if such issuance and the Offerings had occurred on December 31, 1995. The pro forma financial adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The pro forma financial data is for informational purposes only and may not necessarily be indicative of the results of operations (or the financial position) of the Company that actually would have occurred had such agreements, amendments and the Offerings been consummated on such dates. The following summary financial data should be read in conjunction with "Capitalization," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of the Company and the combined financial statements of the Predecessor Companies and related notes thereto included elsewhere in this Prospectus.





                                            PREDECESSOR COMPANIES                              THE COMPANY
                                                 (COMBINED)                                   (CONSOLIDATED)
                                 ---------------------------------------------    -----------------------------------------
                                                                  EIGHT MONTHS    FOUR MONTHS            YEAR ENDED
                                    YEAR ENDED DECEMBER 31,          ENDED           ENDED           DECEMBER 31, 1995
                                 ------------------------------    AUGUST 25,     DECEMBER 31,   --------------------------
                                   1991       1992       1993         1994          1994(1)         ACTUAL       PRO FORMA
                                 --------   --------   --------   ------------    ------------   ------------   -----------
                                                      (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues...................  $122,640   $145,040   $173,561     $ 93,969      $   102,038    $   462,122    $  349,669
Cost of goods sold.............   100,312    119,195    146,620       81,143           75,246        323,638       217,960
                                 --------   --------   --------     --------      -----------    -----------    ----------
Gross profit...................    22,328     25,845     26,941       12,826           26,792        138,484       131,709
Selling, general and
  administrative expenses......    13,897     19,686     23,323       12,318           20,079        100,391        88,605
                                 --------   --------   --------     --------      -----------    -----------    ----------
Operating income...............     8,431      6,159      3,618          508            6,713         38,093        43,104
Interest expense...............     1,445      1,339      1,808        1,142            2,557         16,160         5,799
                                 --------   --------   --------     --------      -----------    -----------    ----------
Income (loss) before income
  taxes........................     6,986      4,820      1,810         (634)           4,156         21,933        37,305
Provision (benefit) for income
  taxes........................     1,869      1,189       (331)        (399)           2,239         10,870        17,788
                                 --------   --------   --------     --------      -----------    -----------    ----------
Net income (loss)..............  $  5,117   $  3,631   $  2,141     $   (235)     $     1,917    $    11,063    $   19,517
                                 ========   ========   ========     ========      ===========    ===========    ==========
Net income per share...........                                                   $      0.08    $      0.46    $     0.64
Weighted average shares
  outstanding(2)...............                                                    24,233,868     24,233,868    30,509,334



                                                                                            AS OF DECEMBER 31, 1995
                                                                                          ---------------------------
                                                                                            ACTUAL        AS ADJUSTED
                                                                                          -----------     -----------
BALANCE SHEET DATA:
Working capital.........................................................................  $    31,671     $   56,217
Total assets............................................................................      250,814        267,586
Current debt............................................................................      102,016         79,344
Long-term debt, less current portion....................................................       50,403         10,000
Stockholders' equity....................................................................       32,482        114,203 (3)


- ------------------------

(1) Amounts include the results of operations from the sale of Calvin Klein Jeans Label products beginning August 4, 1994, the date the Company obtained the CKJ License.

(2) The pro forma weighted average shares outstanding gives effect (i) to the issuance to CKI of 1,275,466 shares of non-voting common stock in April 1996, which shares are convertible, at any time, into an equal number of shares of Common Stock, and (ii) the sale by the Company of 5,000,000 shares of Common Stock pursuant to the Offerings, as if such issuance and the Offerings were consummated on January 1, 1995.

(3) Reflects a combined $2.3 million charge for a prepayment fee and write-off of deferred financing costs, net of applicable tax effects, related to the prepayment of the Subordinated Loan with a portion of the estimated net proceeds to the Company of the Offerings. See "Use of Proceeds" and Note 11 to the audited consolidated financial statements of the Company and the combined financial statements of the Predecessor Companies included elsewhere in this Prospectus.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the factors set forth below, as well as other information set forth in this Prospectus, in evaluating an investment in the Common Stock.

SUBSTANTIAL COMPETITION; CHANGING CONSUMER PREFERENCES; DEPENDENCE ON CKJ
LICENSE

     The apparel industry is highly competitive. Certain of the Company's competitors are significantly larger and more diversified than the Company and have substantially greater resources. The apparel industry historically has been subject to substantial cyclical variations, and a recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on the Company's results of operations. The Company believes that its success depends in large part upon its ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner and upon the continued appeal to consumers of the Calvin Klein image. Failure by the Company to identify and respond appropriately to changing consumer demands and fashion trends could adversely affect consumer acceptance of Calvin Klein Jeans Label products and may have an adverse effect on the Company's business, financial condition and results of operations. The Company's ability to produce and sell Calvin Klein Jeans Label products is dependent upon the retention of the CKJ License, which contains provisions that, under certain circumstances, could permit CKI to terminate the CKJ License. Such provisions include, among other things, (i) a default in the payment of certain amounts payable under the CKJ License that continues beyond the specified grace period and (ii) the failure to comply with the covenants contained in the CKJ License. The Company believes that it is currently in compliance with all material provisions of the CKJ License and has no reason to believe that any events are likely to occur that would permit CKI to terminate the CKJ License. In addition, under the CKJ License, CKI has retained the right to produce, distribute, advertise and sell, and to authorize others to produce, distribute, advertise and sell, certain garments (not of jeans-type construction) that are similar to some of the Company's products. The Company believes that any production, distribution, advertisement or sale of such garments by CKI or another authorized party would not have a material adverse effect on the Company's business, financial condition and results of operations, although there can be no assurance to that effect. See
"Business -- CKJ License."

ABILITY TO ACHIEVE AND MANAGE FUTURE GROWTH

     In 1993, the year before the Company obtained the CKJ License, net revenues from the sale of Calvin Klein Jeans Label products by CKI were approximately $59 million. Since the Company obtained the CKJ License in August 1994, net revenues (including royalties) of Calvin Klein Jeans Label products increased substantially and were $361.4 million in 1995. No assurance can be given that the growth of net sales will not decline or that the Company will be successful in increasing net sales in the future. In order to manage anticipated levels of demand, the Company will be required to continue to (i) expand its distribution capabilities, (ii) develop its financial management systems and controls, including inventory management, and (iii) attract and retain qualified personnel, including middle management. As sales increased significantly since January 1, 1995, the Company experienced difficulties in meeting the increased demands on its distribution systems. The Company has responded by expanding and improving its distribution facilities and implementing improved management information systems. The Company believes that its current distribution facilities and management information systems are sufficient for its current level of operations and, together with planned expansions and improvements, will be sufficient for anticipated growth. Any disruption or slow down in the Company's order processing and fulfillment systems could cause orders to be shipped late, and under industry practices, retailers can cancel orders and refuse to receive goods on account of late shipment. Such cancellation of orders and returns of refused goods can mean a reduction of revenue, increased administrative and shipping costs, a further burden on the Company's distribution capacity and added costs associated with liquidating inventory out of season. There can be no assurance that the planned expansions and improvements will be completed as planned or that when completed the distribution facilities and systems will function as anticipated. In addition, failure to continue to enhance operating control systems, or unexpected difficulties encountered during expansion, could adversely affect the Company's business, financial condition and results of operations. The Company may also experience some delays in connection with the introduction of new products as such products are integrated into the Company's operations.



     The Company regularly evaluates, and is currently in discussions with regard to the possibility of acquiring, additional licenses and brand names. No agreements or letters of intent to acquire such licenses or brand names have been entered into and there can be no assurance that the Company will obtain any such licenses or brand names. If the Company does obtain significant new licenses or brand names, investment in management, personnel, inventory, advertising and promotion may be required in advance of the receipt of revenues. New licenses may also entail minimum guarantees or payments and could put further strains on the Company's management and financial resources.



     While the Company believes that its sources of financing are adequate to fund its current level of operations and its expected growth through 1997, the Company will need to seek additional debt or equity financing if it obtains additional designer brands or licenses or makes significant acquisitions, as well as to support continued expansion in 1998 and later years.


DEPENDENCE ON KEY PERSONNEL

     The continued success of the Company currently depends, to a significant extent, on the abilities and continued service of a small group of key management executives, in particular, Mr. Simon, President and Chief Executive Officer of the Company. Mr. Simon's employment agreement with the Company, effective upon the closing of the Offerings, expires December 31, 1998. See "Management -- Employment Agreements." Mr. Simon, through his ownership interest in the Selling Stockholder, is also the beneficial owner of a substantial portion of the Common Stock of the Company. See "Principal and Selling Stockholders." The Company maintains a $10 million key man life insurance policy on Mr. Simon, which has been assigned to The CIT Group/Commercial Services, Inc. ("The CIT Group") pursuant to the terms of the Credit Agreement (as defined in "Use of Proceeds"). Three other key management executives also have employment contracts and non-competition agreements either with the Company or certain of its subsidiaries. See "Management -- Employment Agreements." There can be no assurance that the Company will be able to retain the services of such executives, and the loss of the services of Mr. Simon or certain other key executives could have a material adverse effect upon the Company's business, financial condition and results of operations.

DEPENDENCE ON MANUFACTURERS

     Substantially all the Company's products are manufactured by third parties. The Company's three largest suppliers, Azteca Productions, Inc. ("Azteca"), Koos Manufacturing, Inc. and Nemanco Inc., accounted for approximately 60% of the Company's finished goods purchased during 1995. The Company is the principal customer of each of these suppliers, and the Company's relationship with these suppliers dates back several years. The Company believes that such relationships provide a significant competitive advantage to the Company. Although the Company believes that it could find alternative manufacturing sources, establishment of new manufacturing relationships could involve various uncertainties and disruptions, and the loss of a substantial portion of such manufacturing could have a material adverse effect on the Company's business, financial condition and results of operations. The Company continually explores the availability and feasibility of alternative locations around the world to manufacture its products. The inability of a manufacturer to ship products in a timely manner or to meet the Company's quality standards could adversely affect the Company's ability to deliver products in a timely manner. From time to time, the Company has experienced delays in shipments from suppliers in the ordinary course of operations, but none of such delays has had a material effect on the Company's business, financial condition or results of operations. In January 1996, the Company entered into an agreement with Commerce Clothing, an affiliate of Azteca, granting the right to source and distribute Calvin Klein Jeans Label products for children in the United States as well as the Bill Blass and Rio label products.

     During 1995, the Company imported approximately 20% of the Calvin Klein Jeans Label products that it sold. Approximately 6% of the Company's Calvin Klein Jeans Label products were sourced in China (including Hong Kong). There was no other country that accounted for more than 3% of such products. The Company's imports are subject to bilateral textile agreements between the United States and a number of foreign countries. Such agreements, which have been negotiated under the framework established by the Arrangement Regarding International Trade in Textiles, allow the United States to impose restraints at any time on the importation of categories of merchandise that, under the terms of the agreements, are not currently subject to specific limits. The Company does not own the right to import finished garments into the United States, but it relies on its contract manufacturers and its agents to obtain the necessary quotas. In the past, to the extent that necessary import quotas have not been available with respect to a particular source of supply, the Company has been able to find an alternative source of supply. Accordingly, the availability of quotas has not had a material effect upon the Company's business, financial conditions or results of operations. The Company's continued ability to source products that it imports may be adversely affected by a significant decrease in available import quotas as well as any additional bilateral agreements and unilateral trade restrictions.

CONTROL BY SELLING STOCKHOLDER


     Upon completion of the Offerings, the Selling Stockholder will own of record approximately 63% of the Common Stock of the Company. The Selling Stockholder is a limited liability company and its operative agreement allows the holders of ownership interests therein generally to cause the Selling Stockholder to exercise voting and disposition rights as directed by each such holder independently with respect to such holder's allocable percentage of the shares of Common Stock of the Company. Therefore, such persons may be deemed to be the beneficial owners of shares of Common Stock of the Company. Through their ownership interests in the Selling Stockholder, Charterhouse and Mr. Simon will be deemed to own beneficially approximately 31.5% and 29.1%, respectively, of the outstanding shares of Common Stock (29.3% and 27.1%, respectively, if the Underwriters' over-allotment options are exercised in full). See "Principal and Selling Stockholders." The Selling Stockholder acting alone, and Charterhouse and Mr. Simon, acting through the Selling Stockholder, will be able to elect a sufficient number of directors to control the Board of Directors and take other corporate actions requiring stockholder approval, as well as effectively control the direction and policies of the Company. The Selling Stockholder will vote its shares of Common Stock as directed by and in proportion to the interests of the holders of the ownership interests of the Selling Stockholder, acting independently. In addition, there can be no assurance that, in any transfer of a controlling interest in the Company, any other holders of Common Stock will be allowed to participate in any such transaction or will realize any premium with respect to their shares of Common Stock. The foregoing may have the effect of discouraging or preventing certain types of transactions involving an actual or potential change of control of the Company.


SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offerings, the Company will have 30,509,334 shares of Common Stock outstanding. The Common Stock offered hereby will be freely tradeable (other than by an "affiliate" of the Company as such term is defined in the Securities Act of 1933, as amended (the "Securities Act")) without restriction or registration under the Securities Act. All remaining shares may be sold under Rule 144. The Company, the Selling Stockholder, each of the Company's directors and certain officers and CKI have agreed not to (subject to certain exceptions in the case of the Company relating to employee stock options and conversion into Common Stock of the non-voting common stock owned by CKI), directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any capital stock of the Company, or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing, for a period of 180 days after the date of this Prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. See "Underwriting." The holders of ownership interests in the Selling Stockholder also have certain registration rights with respect to the shares of Common Stock beneficially owned by them, which may be exercised independently but only through the Selling Stockholder. In addition, CKI has agreed to hold its shares for at least 18 months, although it has certain registration rights. See "Business -- CKJ License", "Certain Transactions -- Registration Rights Agreements" and "Principal and Selling Stockholders." Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."


ABSENCE OF PRIOR PUBLIC MARKET

     Prior to the Offerings, there has been no public market for the Common Stock. There can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offerings. The initial public offering price of the Common Stock will be determined through negotiations among the Company, the Selling Stockholder and the Representatives of the Underwriters and may bear no relationship to the market price of the Common Stock after completion of the Offerings or the price at which Common Stock may be sold in the public market after the Offerings. Subsequent to the Offerings, prices for the Common Stock will be determined by the market and may be influenced by a number of factors, including depth and liquidity of the market for the Common Stock, investor perceptions of the Company, changes in conditions or trends in the Company's industry or in the industry of the Company's significant customers, publicly traded comparable companies and general economic and other conditions. See "Underwriting" for a description of certain factors considered in determining the initial public offering price of the Common Stock.

DILUTION


     Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of the Common Stock from the initial public offering price. Based on an assumed initial public offering price at the midpoint of the filing range of $15.00 per share, such dilution would have been equal to $12.99 per share as of December 31, 1995. See "Dilution."

                                  THE COMPANY

     The Company develops, sources and markets designer sportswear lines for men, juniors, women and petites under the Calvin Klein Jeans Labels. The Company's products target youthful, culturally conscious consumers and capitalize on the cachet and image created by over 20 years of extensive image advertising for Calvin Klein, one of the world's most influential designers. The Company collaborates with the in-house design teams of CKI to create products characterized by high quality and casual, contemporary fashion. Each of the Company's lines combines both basic and fashion items in a broad range of casual fabrications, including jeans, khakis, knit and woven tops and bottoms, T-shirts, shorts, fleece shirts and pants, outerwear such as leather and denim jackets, caps and related accessories. In 1995, the mens, juniors, womens and petites lines accounted for approximately 41%, 31%, 20% and 3%, respectively, of net sales of Calvin Klein Jeans Label products. In 1993, the year before the Company obtained the CKJ License, net revenues from the sale of Calvin Klein Jeans Label products by CKI were approximately $59 million. Since the Company obtained the CKJ License from CKI for certain types of sportswear in August 1994, net revenues (including royalties) of Calvin Klein Jeans Label products have risen to $361.4 million in 1995.


     The original predecessor of the Company was formed in 1984 by Mr. Simon and a business associate to design, source, produce and market denim apparel and other sportswear under the Rio label. Mr. Simon and his organization were principally responsible for design, sales and advertising. His associate was initially responsible for the other facets of the business. The business expanded from the original Rio label to include production of designer label products under an exclusive license, obtained in 1987, from Bill Blass, a well-known designer, and private label products for a limited number of retailing customers. Rio Sportswear was formed in August 1994 to acquire the equity interests of the Predecessor Companies, which were commonly controlled and managed by Mr. Simon and his business associate. As part of the transaction, Mr. Simon exchanged approximately 83% of his interests in the Predecessor Companies for a 50% equity interest in Rio Sportswear and Jeanswear and sold his remaining interests to the Company for $4 million. The business associate sold his interests in the Predecessor Companies to Rio Sportswear. See "Certain Transactions." In August 1994, through CKJC, the Company obtained the license to produce sportswear under the Calvin Klein Jeans Labels. In March 1995, Rio Sportswear and Jeanswear became wholly-owned subsidiaries of the Company. As of January 1, 1996, the Company has licensed the Rio label and sublicensed the Bill Blass labels to Commerce Clothing, an affiliate of Azteca. The Company entered into the license and sublicense in order to focus more on the Calvin Klein Jeans Label products, which offer the Company a greater profit potential than it believes possible under the Bill Blass license because the CKJ License permits the Company to offer a broader line of products to a larger population of potential consumers. On April 22, 1996, the CKJ License was amended and as consideration therefor, the Company issued 1,275,466 shares of non-voting common stock to CKI, which are convertible, at any time, into an equal number of shares of Common Stock. See "Business -- CKJ License" and "Principal and Selling Stockholders."


     The Company was incorporated in Delaware in March 1995. The Company's principal executive offices are located at 1385 Broadway, Third Floor, New York, New York 10018, and its telephone number is (212) 556-9600.

                                DIVIDEND POLICY

     The Company currently intends to retain its earnings for use in the business and does not anticipate declaring and paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion. The Company is prohibited (subject to certain limited exceptions) by the terms of its Credit Agreement from paying dividends, and it may in the future enter into loan or other agreements or issue debt securities or preferred stock that restrict the payment of dividends. See "Description of Indebtedness."

                                USE OF PROCEEDS


     The net proceeds from the sale of 5,000,000 shares of Common Stock being offered by the Company are estimated to be approximately $67.2 million ($74.2 million if the Underwriters' over-allotment options are exercised in full), assuming an initial public offering price of $15 per share and after deducting the underwriting discount and estimated expenses of the Offerings payable by the Company. Approximately $34.7 million of the net proceeds of the Offerings will be used to retire the subordinated loan, incurred on April 28, 1995 (the "Subordinated Loan"), and approximately $31.4 million will be used to pay principal and interest outstanding under the credit agreement, dated April 28, 1995, as amended, among the Company, the lenders named therein and The CIT Group, as agent (the "Credit Agreement"). Approximately $1.1 million will be reserved to pay a potential additional contingent portion of the purchase price on the repurchase in August 1994 of the interests of a former business associate that may be due upon closing of the Offerings (see "The Company" and "Certain Transactions"). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.


     The Subordinated Loan bears current interest at 12% per annum and deferred interest at the rate of 8% per annum until April 28, 1997 when the deferred interest rate increases. If not prepaid, amounts outstanding under the Subordinated Loan will become due in installments ending on April 28, 2005. The Company will incur a prepayment penalty upon retirement of the Subordinated Loan of approximately $3.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity."


     Amounts outstanding under the Credit Agreement bear interest either at the rate announced by Chemical Bank of New York from time to time as its prime rate plus 1.25% or at a rate equal to LIBOR plus 2.75% at the election of the Company, subject to certain limitations. The term loan portion of the Credit Agreement is payable in installments, with the final installment due on March 31, 2000. The final maturity date for the revolving credit facility portion of the Credit Agreement is April 28, 2000, although the revolving credit facility will continue until April 28 of each succeeding calendar year unless terminated as provided in the Credit Agreement. As of March 31, 1996, the Company had amounts outstanding under the Credit Agreement of approximately $147.5 million, including $15.7 million for open letters of credit. The outstanding borrowings of $131.8 million bear interest at a weighted average rate of 8.8% per annum. See "Description of Indebtedness."

                                 CAPITALIZATION


     The following table sets forth the actual capitalization of the Company as of December 31, 1995 and as adjusted to give effect to (i) the issuance to CKI of 1,275,466 shares of non-voting common stock with a value of $16.8 million in April 1996, which shares are convertible, at any time, into an equal number of shares of Common Stock, and (ii) the issuance of 5,000,000 shares of Common Stock offered by the Company and the application of the net proceeds of $67.2 million therefrom as described in "Use of Proceeds." This table should be read in conjunction with "Selected Financial Information" and the audited consolidated financial statements of the Company and the combined financial statements of the Predecessor Companies and related notes thereto included elsewhere in this Prospectus.



                                                                    AS OF DECEMBER 31, 1995
                                                                    ------------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                    --------     -----------
                                                                     (DOLLARS IN THOUSANDS)
    Current debt:
      Revolving credit loans......................................  $ 97,016      $  74,344
      Current portion of long-term debt...........................     5,000          5,000
                                                                    --------      ---------
              Total current debt..................................  $102,016      $  79,344
                                                                    ========      =========
    Long-term debt, net of current portion:
      Term loan portion of Credit Agreement.......................  $ 18,750      $  10,000
      Subordinated Loan, including deferred interest..............    31,653
                                                                    --------      ---------
              Total long-term debt................................    50,403         10,000
                                                                    --------      ---------
    Stockholders' equity:
      Common Stock, par value $.01 per share, authorized
         75,000,000 shares, issued and outstanding 24,233,868
         shares, actual, and 30,509,334 shares, as adjusted(1)....       242            305
      Additional paid-in capital..................................    20,121        104,069
      Retained earnings...........................................    12,119          9,829(2)
                                                                    --------      ---------
              Total stockholders' equity..........................    32,482        114,203
                                                                    --------      ---------
                   Total capitalization...........................  $ 82,885      $ 124,203
                                                                    ========      =========


- ------------------------

(1) Assumes conversion of the 1,275,466 shares of non-voting common stock issued to CKI in April 1996 into 1,275,466 shares of Common Stock and excludes an aggregate of 2,288,200 shares of Common Stock reserved for issuance upon exercise of options under the Company's 1996 Stock Option and Incentive Plan (including approximately 1,500,000 shares subject to options to be granted at the initial public offering price). See "Management -- Stock Option Plan."

(2) Reflects a combined $2.3 million charge for a prepayment fee and write-off of deferred financing costs, net of applicable tax effects, related to the prepayment of the Subordinated Loan with a portion of the net proceeds of the Offerings. See "Use of Proceeds" and Note 11 to the audited consolidated financial statements of the Company and the combined financial statements of the Predecessor Companies included elsewhere in this Prospectus.

                                    DILUTION


     As of December 31, 1995, the Company had a deficit in net tangible book value of $(2.4) million, or $(.10) per share of Common Stock. "Net tangible book value" per share of Common Stock represents the difference between the net tangible assets and the liabilities of the Company, on a consolidated basis, divided by the total number of shares of Common Stock outstanding. Without taking into account any changes in net tangible book value after December 31, 1995, other than to give effect to (i) the issuance to CKI of 1,275,466 shares of non-voting common stock in April 1996, which shares are convertible, at any time, into an equal number of shares of Common Stock, and (ii) the sale by the Company of 5,000,000 shares of Common Stock pursuant to the Offerings and the application of the estimated net proceeds therefrom (assuming an initial public offering price at the midpoint of the filing range of $15 per share), the pro forma net tangible book value of the Company at December 31, 1995 would have been approximately $61.4 million, or $2.01 per share. This represents an immediate dilution of $12.99 per share to new investors. The following table illustrates this per share dilution:



        Assumed initial public offering price per share............             $15.00
          Actual deficit in net tangible book value per share as of
             December 31, 1995.....................................  $(0.10)
          Increase in net tangible book value per share
             attributable to the issuance of non-voting common
             stock in April 1996...................................     .01
          Increase in net tangible book value per share
             attributable to the Offerings.........................    2.10
                                                                     ------
        Pro forma net tangible book value per share as of December
             31, 1995(1)...........................................               2.01
                                                                                ------
        Immediate dilution per share to new investors in the
          Offerings................................................             $12.99
                                                                                ======



     The following table summarizes, on a pro forma basis as of December 31, 1995, the number of shares of Common Stock purchased from the Company, the estimated value of the total consideration or value paid or deemed attributable thereto and the average price per share paid by or attributable to the Selling Stockholder, CKI and the new investors purchasing shares in the Offerings.



                                                                                        AVERAGE
                                        SHARES PURCHASED         TOTAL CONSIDERATION     PRICE
                                     ----------------------     ---------------------     PER
                                       NUMBER       PERCENT       AMOUNT      PERCENT    SHARE
                                     ----------     -------     -----------   -------   -------
          Selling Stockholder
            (2)....................  24,233,868      79.4%      $40,000,000    30.3%    $  1.65
          CKI......................   1,275,466(3)    4.2%      $16,836,000    12.8%    $ 13.20
          New Investors............   5,000,000      16.4%      $75,000,000    56.9%    $ 15.00


- ------------------------

(1) Excludes 2,288,200 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option and Incentive Plan. See "Management--Stock Option Plan."

(2) The sale by the Selling Stockholder in the Offerings will cause the number of shares held by it to be reduced to 19,233,868 shares, or 63% of the total number of shares to be outstanding after the Offerings (18,233,868 shares, or 59%, if the Underwriters' over-allotment options are exercised in full).


(3) Assumes conversion of the 1,275,466 shares of non-voting common stock into 1,275,466 shares of Common Stock.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION


     The unaudited pro forma financial information set forth below for the year ended December 31, 1995 gives effect to (i) the agreements by the Company, which became effective as of January 1, 1996, to grant to another company the right to produce and distribute sportswear under the Bill Blass and the Rio labels, and childrens apparel in the United States under the Calvin Klein Jeans Labels (the "Agreements"), (ii) certain amendments to the CKJ License and the related issuance to CKI of 1,275,466 shares of non-voting common stock (the "Amendments") and (iii) completion of the Offerings and application of the estimated net proceeds to the Company therefrom as described in "Use of Proceeds," as if they had been consummated on January 1, 1995. The pro forma financial adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The pro forma financial data is for informational purposes only and may not necessarily be indicative of the results of operations of the Company that actually would have occurred had the Agreements, the Amendments and the Offerings been consummated on such dates. The following pro forma financial information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of the Company and related notes thereto included elsewhere in this Prospectus.



                                                       YEAR ENDED DECEMBER 31, 1995
                              ------------------------------------------------------------------------------
                                                               PRO FORMA                        PRO FORMA
                                            ADJUSTMENTS         FOR THE                          FOR THE
                                             TO REFLECT        AGREEMENTS    ADJUSTMENTS       AGREEMENTS,
                                           THE AGREEMENTS         AND        TO REFLECT       AMENDMENTS AND
                              HISTORICAL   AND AMENDMENTS      AMENDMENTS   THE OFFERINGS     THE OFFERINGS
                              ----------   --------------      ----------   -------------     --------------
                                                (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Net revenues................. $  462,122     $ (112,453)(1)     $349,669                        $  349,669
Cost of goods sold...........    323,638       (105,678)(1)      217,960                           217,960
                              ----------     ----------         --------      ---------         ----------
Gross profit.................    138,484         (6,775)         131,709                           131,709
Selling, general and                            (12,280)(2)
  administrative expenses....    100,391            421(3)        88,532      $      73(4)          88,605
                              ----------     ----------         --------      ---------         ----------
Operating income.............     38,093          5,084           43,177            (73)            43,104
Interest expense.............     16,160                          16,160        (10,361)(4)          5,799
                              ----------     ----------         --------      ---------         ----------
Income before income taxes...     21,933          5,084           27,017         10,288             37,305
Provision for income taxes...     10,870          2,288(5)        13,158          4,630(5)          17,788
                              ----------     ----------         --------      ---------         ----------
Net income................... $   11,063     $    2,796         $ 13,859      $   5,658(6)      $   19,517
                              ==========     ==========         ========      =========         ==========
Net income per share......... $     0.46                                                        $     0.64
Weighted average shares
  outstanding(7)............. 24,233,868                                                        30,509,334


- ------------------------

(1) Adjustments to (i) eliminate sales and related cost of goods sold of Bill Blass and Rio products of $100,729 and $93,502, respectively, and reflect royalty income of $4,587, representing 5% of 1995 historical net sales of the Bill Blass products and 4% of 1995 historical net sales of Rio products pursuant to the provisions of the Agreements, and (ii) eliminate sales and related cost of goods sold of Calvin Klein Jeans Label childrens apparel in the United States of $17,311 and $12,176, respectively, and reflect minimum royalty due in the initial year of the agreement of $1,000.
(2) Adjustment to eliminate selling, general and administrative expenses, which were eliminated upon consummation of the Agreements.

(3) Adjustment to reflect amortization of $16,836 capitalized licensing rights over forty years, the adjusted term of the CKJ License. The capitalized licensing rights represent the Company's estimate of the fair value of the 1,275,466 shares of non-voting common stock issued to CKI in connection with the Amendments.


(4) Adjustments to reflect (i) amortization of goodwill resulting from $1.1 million additional consideration that may be due upon closing of the Offerings to a former business associate for the purchase in August 1994 of his interests in the Predecessor Companies, (ii) decrease in interest expense resulting from the use of $66.1 million of net proceeds to repay indebtedness as described in "Use of Proceeds" and (iii) the elimination of $124 in amortization expense of deferred financing costs.

(5) Adjustments to reflect Federal and state income tax adjustments using an effective tax rate of 45%.
(6) No adjustment has been made to reflect the prepayment fee incurred in connection with the repayment of the Subordinated Loan and the write-off of related deferred financing costs of $2.3 million, net of applicable tax effects. Such amounts will be treated as an extraordinary loss in the period in which the repayment occurs.
(7) The pro forma weighted average shares outstanding gives effect to (i) the issuance to CKI of 1,275,466 shares of non-voting common stock in April 1996, which shares are convertible, at any time, into an equal number of shares of Common Stock, and (ii) the sale by the Company of 5,000,000 shares of Common Stock pursuant to the Offerings, as if such issuance and the Offerings were consummated on January 1, 1995.

                         SELECTED FINANCIAL INFORMATION

     The selected historical financial information has been derived from the audited consolidated financial statements of the Company and the combined financial statements of the Predecessor Companies. The following selected financial information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of the Company and the combined financial statements of the Predecessor Companies and related notes thereto included elsewhere in this Prospectus.

                                        PREDECESSOR COMPANIES                          THE COMPANY
                                             (COMBINED)                              (CONSOLIDATED)
                            ---------------------------------------------      ---------------------------
                                                             EIGHT MONTHS      FOUR MONTHS
                               YEAR ENDED DECEMBER 31,          ENDED             ENDED        YEAR ENDED
                            ------------------------------    AUGUST 25,       DECEMBER 31,   DECEMBER 31,
                              1991       1992       1993         1994            1994(1)          1995
                            --------   --------   --------   ------------      ------------   ------------
                                             (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues..............  $122,640   $145,040   $173,561     $ 93,969         $  102,038     $  462,122
Cost of goods sold........   100,312    119,195    146,620       81,143             75,246        323,638
                            --------   --------   --------     --------         ----------     ----------
Gross profit..............    22,328     25,845     26,941       12,826             26,792        138,484
Selling, general and
  administrative
  expenses................    13,897     19,686     23,323       12,318             20,079        100,391
                            --------   --------   --------     --------         ----------     ----------
Operating income..........     8,431      6,159      3,618          508              6,713         38,093
Interest expense..........     1,445      1,339      1,808        1,142              2,557         16,160
                            --------   --------   --------     --------         ----------     ----------
Income (loss) before
  income taxes............     6,986      4,820      1,810         (634)             4,156         21,933
Provision (benefit) for
  income taxes............     1,869      1,189       (331)        (399)             2,239         10,870
                            --------   --------   --------     --------         ----------     ----------
Net income (loss).........  $  5,117   $  3,631   $  2,141     $   (235)        $    1,917     $   11,063
                            ========   ========   ========     ========         ==========     ==========
Net income per share......                                                      $     0.08     $     0.46
Weighted average shares
  outstanding.............                                                      24,233,868     24,233,868


                                  AS OF DECEMBER 31,        AS OF AUGUST 25,        AS OF DECEMBER 31,
                            ------------------------------  ----------------   ---------------------------
                              1991       1992       1993         1994              1994           1995
                            --------   --------   --------  ----------------   ------------   ------------
BALANCE SHEET DATA:
Working capital...........  $  8,054   $  8,907   $  9,248     $  6,639         $   27,070     $   31,671
Total assets..............    22,659     20,942     28,740       22,765            114,833        250,814
Current debt..............     4,035        329      5,271        2,400              7,528        102,016
Long-term debt, less
  current portion.........         -          -          -            -             52,255         50,403
Stockholder's equity......     8,427     10,460     10,437        7,896             23,006         32,482

- ------------------------

(1) Amounts include the results of operations from the sale of Calvin Klein Jeans Label products beginning August 4, 1994, the date the Company obtained the CKJ License.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion of the financial condition and results of operations of the Company for the years ended December 31, 1993, 1994 and 1995. This discussion should be read in conjunction with the audited consolidated financial statements of the Company and the combined financial statements of the Predecessor Companies and the related notes thereto and other financial information included elsewhere in this Prospectus. For presentation purposes, the results of operations of the Company for the year ended December 31, 1994 have been combined with the results of operations of the Predecessor Companies for the same period.

GENERAL

     On August 4, 1994, the Company obtained the CKJ License, under which it develops, sources and markets designer sportswear lines for men, juniors, women and petites under the Calvin Klein Jeans Labels. Each of the Company's lines combines both basic and fashion items in a broad range of casual fabrications, including jeans, khakis, knit and woven tops and bottoms, T-shirts, shorts, fleece shirts and pants, outerwear such as leather and denim jackets, caps and related accessories. The key initiatives implemented by the Company since obtaining the CKJ License include: (i) broadening its target market by re-engineering the garments to provide a comfortable fit and flattering appearance for a greater number of potential consumers, (ii) increasing the value offered to consumers by lowering the price of its designer-quality products to "better" from "designer" price points, (iii) targeting juniors, childrens and petites lines with a specific marketing strategy and product offering, (iv) enlarging the core of basic styles for each line and (v) in the latter part of 1995, establishing an inventory replenishment plan to meet the requirements of retailers. See "Business -- Products," "-- Divisions" and
"-- Distribution."

     Prior to January 1, 1996, the Company designed, sourced and marketed Bill Blass and Rio products. As of January 1, 1996, the Company has licensed the Rio label and sublicensed the Bill Blass labels to Commerce Clothing. For the years ended 1993, 1994 and 1995, the Company had net revenues of the Bill Blass and Rio products of $173.6 million, $137.3 million and $100.7 million, respectively. As of January 1, 1996, the Company also entered into an agreement with Commerce Clothing to produce, market and distribute childrens apparel under the Calvin Klein Jeans Labels. The Company will receive combined revenues under these agreements ranging from 4% to 5% of net sales of products sold thereunder, net of royalties due to CKI and Bill Blass Ltd. As a result of the distribution agreement with respect to childrens apparel under the Calvin Klein Jeans Labels, the license of the Rio label and the sublicense of the Bill Blass labels, sales during 1996 will not include any material amounts for the sale of such childrens apparel or Rio products or any amount for the sale of Bill Blass products; however, the Company will receive royalty income under such distribution agreement, license and sublicense.

     The following table sets forth the net revenues from the sale of the Company's Calvin Klein Jeans Label products by line and the income received pursuant to the distribution agreement with respect to the sale of Calvin Klein Jeans Label products in Canada for each of the last two years:

                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
                                                                      1994(1)       1995
                                                                      -------     --------
                                                                    (DOLLARS IN THOUSANDS)
    Mens..........................................................    $30,106     $149,626
    Juniors.......................................................     11,745      111,374
    Womens........................................................     16,465       72,431
    Petites.......................................................        380        9,860
    Childrens(2)..................................................         --       17,311
    Royalty income................................................         --          791
                                                                      -------     --------
                                                                      $58,696     $361,393
                                                                      =======     ========

- ------------------------
(1) Reflects sales beginning August 4, 1994, the date the Company obtained the CKJ License.

(2) As of January 1, 1996, the Company has entered into an agreement pursuant to which Commerce Clothing will produce, market and distribute Calvin Klein Jeans Label childrens apparel in the United States.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, statement of operations data as a percentage of net revenues:

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                              1993          1994          1995
                                                              -----         -----         -----
    Net revenues............................................  100.0%        100.0%        100.0%
    Cost of goods sold......................................   84.5          79.8          70.0
                                                              -----         -----         -----
    Gross profit............................................   15.5          20.2          30.0
    Selling, general and administrative expenses............   13.4          16.5          21.7
                                                              -----         -----         -----
    Operating income........................................    2.1           3.7           8.3
                                                              =====         =====         =====

     YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net Revenues. Net revenues for the year ended December 31, 1995 were $462.1 million, which represented an increase of $266.1 million or 135.8% over 1994 net revenues of $196.0 million. Net revenues in 1995 included $361.4 million from the sale of Calvin Klein Jeans Label products, an increase of $302.7 million over net revenues for the period from August 4, 1994 (the date the Company obtained the CKJ License) to December 31, 1994. The growth in revenues of the Calvin Klein Jeans Label products during 1995 was principally attributable to an increase in the volume of products sold from the distribution of such products to a larger number of department stores and specialty retail stores. This increased distribution was in large part due to the fact that the Company broadened its target market by re-engineering the garments to provide greater appeal to a greater number of potential consumers, lowered the price of its designer-quality products to "better" from "designer" price points, targeted juniors, petites and childrens lines with a specific marketing strategy and product offering and enlarged the core of basic styles for each line. The elements of the Company's strategy that contributed to the increase in volume were implemented when the Company obtained the CKJ License in August 1994. Also included in 1995 revenues is net royalty income of $.8 million from the sale of Calvin Klein Jeans Label products by a distributor in Canada. There was no such royalty income in 1994. In 1995, the net revenues from the sale of Bill Blass and Rio products were $100.7 million, a decline of $36.6 million or 26.7% from 1994 net revenues of $137.3 million, was due to continuing increased competition at the moderate price points and a continuing shift by retailers toward private label products. In addition, in 1995, management further increased its focus on sales of the Calvin Klein Jeans Label products.

     Gross Profit. Gross profit was $138.5 million for 1995, an increase of $98.9 million from 1994 gross profit of $39.6 million. The gross profit percentage was 30.0% in 1995, an increase from 20.2% in 1994. The gross profit percentage on the sale of the Calvin Klein Jeans Label products and related royalty income for 1995 was 36.3%, an increase from 30.3% for 1994, reflecting lower cost sourcing of such products, a shift in product mix toward more basic products versus fashion products and a reduction of the quantity of products sold at off-price. The gross profit percentage for the Bill Blass and Rio products for 1995 was 7.2%, a decrease from 15.9% in 1994. The decline in the gross profit on the sale of Bill Blass and Rio products was due to increased competition combined with pricing pressure from retailers and the sale of remaining inventory at a loss of approximately $4.4 million in 1995.

     Selling, General and Administrative. Selling, general and administrative ("SG&A") expenses were $100.4 million or 21.7% of net revenues in 1995, an increase of $68.0 million from $32.4 million or 16.5% of net revenues in 1994. The overall increase in SG&A expense levels was primarily a result of the higher level of advertising, design and royalty expenses incurred in connection with the CKJ License, combined with a higher volume of sales over 1994. The increase in SG&A expenses also reflects the growth in the Company's management and the expense associated with building the infrastructure necessary to support the sales growth the Company experienced during 1995. Although the Company licensed the Rio label and sublicensed the Bill Blass labels as of January 1, 1996, it retained responsibility for the sales function and will continue to incur related costs.

     Interest Expense. Interest expense in 1995 was $16.2 million as compared to $3.7 million in 1994. The increase in the level of interest expense incurred was the result of the full year of interest charges on loans incurred in connection with the leveraged buyout of the Predecessor Companies by Rio Sportswear and obtaining the CKJ License and acquiring related assets from CKI in August 1994, an increase in the working capital necessary to support the higher level of sales, and the incurrence of a Subordinated Loan that bears an effective interest rate of 20%.

     Provision (benefit) for income taxes. The provision for income taxes was $10.9 million and $1.8 million for 1995 and 1994, respectively. The increase in the provision for income taxes in 1995 was primarily attributable to increased earnings. The Company's effective tax rate decreased to 49.6% in 1995 from 52.2% in 1994, principally due to lower state tax rates.

     YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Net Revenues. Net revenues for the year ended December 31, 1994 were $196.0 million, an increase of $22.4 million or 12.9% over 1993 net revenues of $173.6 million. Net revenues in 1994 included $58.7 million from the sale of Calvin Klein Jeans Label products for the period from August 4, 1994 (the date the Company obtained the CKJ License) to December 31, 1994. The net revenues from the sale of the Bill Blass and Rio products contributed $137.3 million to 1994 net revenues, a decrease of $36.3 million or 20.9% from 1993 net revenues of $173.6 million. The decrease in Bill Blass and Rio sales was due to increased competition at the moderate price points and a shift by retailers, such as J.C. Penney, toward private label products, and the elimination of certain Bill Blass and Rio product lines.

     Gross Profit. Gross profit was $39.6 million for 1994, an increase of $12.7 million from 1993 gross profit of $26.9 million. The gross profit percentage was 20.2% in 1994, an increase from 15.5% in 1993. The sale of Calvin Klein Jeans Label products contributed $17.8 million to 1994 gross profit, which represented 30.3% on its net revenues. The Bill Blass and Rio products contributed $21.9 million to 1994 gross profit, or 15.9% of net revenues, compared to 1993 gross profit of $26.9 million, or 15.5% of its net revenues. The improvement reflected in the gross profit percentage of the Bill Blass and Rio products was due to the elimination of certain less profitable product lines.


     Selling, General and Administrative. SG&A expenses were $32.4 million or 16.5% of net revenues in 1994, an increase of $9.1 million from $23.3 million or 13.4% of net revenues in 1993. The overall increase in SG&A expense levels was primarily driven by the addition of the Calvin Klein Jeans Label products and the associated increased cost of advertising, design and royalties.


     Interest Expense. Interest expense for 1994 was $3.7 million as compared to $1.8 million for 1993. The increase in the level of interest expense reflected increased borrowings incurred in connection with the purchase of the ownership interests in the Predecessor Companies by Rio Sportswear and obtaining the CKJ License and acquiring related assets from CKI in August 1994.

     Provision (benefit) for income taxes. The provision for income taxes was approximately $1.8 million in 1994 as compared to a benefit of approximately $.3 million in 1993. The benefit for income taxes in 1993 principally resulted from S Corporation earnings included in the combined operating results of the Predecessor Companies which are not subject to federal and state corporate income taxes. In addition, in 1993, certain deferred tax liabilities of one of the entities in the Predecessor Companies became the responsibility of a stockholder as a result of that entity converting from a C Corporation to an S Corporation.

CAPITAL RESOURCES AND LIQUIDITY

     On April 28, 1995, the Company refinanced its outstanding credit obligations with borrowings under a new $140 million Credit Agreement. This facility consists of a revolving credit facility of $115 million, and a term loan of $25 million. Borrowings under the revolving credit facility, including the opening of letters of credit, are limited in the aggregate to specified percentages of eligible factored receivables and inventory (as defined in the Credit Agreement). The portion of the revolving credit facility available for the opening of letters of credit is limited to $45 million. At December 31, 1995, outstanding letters of credit aggregated $21.4 million. The amount of the revolving credit facility was increased to $125 million on September 15, 1995, to $135 million on November 8, 1995 and to $150 million on March 29, 1996. Amounts outstanding under the Credit Agreement are collateralized by substantially all the assets of the Company. The Credit Agreement contains restrictive covenants that, among other things, prohibit the payment of dividends or stock repurchases and restrict additional indebtedness, leases, capital expenditures, investments and a sale of assets or merger of the Company with another entity. The covenants, as amended March 8, 1996, also require the Company to meet certain financial ratios and maintain minimum levels of net worth. In connection with the Offerings, the Company will continue to evaluate alternatives to its current Credit Agreement in order to increase operating flexibility. See "Description of Indebtedness."

     In addition to the Credit Agreement, on April 28, 1995, the Company incurred a $30 million Subordinated Loan. The Subordinated Loan bears a current interest rate of 12% payable in June and December of each year and a deferred interest rate of 8% for the first two years. This deferred interest rate increases 1% per annum each year thereafter, compounded annually. Deferred interest is payable upon maturity or upon payment of any part of the principal amount of the Subordinated Loan to which the deferred interest relates.

     The Company entered into a factoring agreement dated August 24, 1994, with The CIT Group, the agent under the Credit Agreement. Pursuant to the terms of the agreement, The CIT Group purchases the Company's eligible accounts receivables and assumes the credit risk only on those accounts for which it has given prior credit approval in writing. The Company is also a party to an intercreditor agreement under which the factor, as agent, is obligated to apply all monies, otherwise due to the Company, against amounts outstanding under the Credit Agreement. The Company borrows its daily cash requirements under the revolving credit facility and therefore shows no cash balance as of December 31, 1995.

     During 1995, the Company financed its operations primarily through cash flows generated from operations and from daily borrowings under the revolving credit facility. In the past, the Company's borrowing requirements have been somewhat seasonal, with peak working capital needs arising at the end of the second and beginning of the third quarter of the fiscal year. The sales growth experienced during 1995 as a result of the addition of the Calvin Klein Jeans Label products overshadowed the historical seasonal pattern in that year.

     Net cash used in operating activities was $2.7 million, $14.8 million and $83.1 million for 1993, 1994 and 1995, respectively. The increase in net cash used for operating activities during 1994 and 1995 resulted primarily from an increase in receivables and inventories as a result of the increased sales growth resulting from the sale of Calvin Klein Jeans Label products beginning in August 1994. Net cash used for investing activities was $2.8 million in 1995 and $36.8 million in 1994, respectively. Net cash used in investing activities for 1995 included capital expenditures of $2.8 million. Net cash used in such investing activities for 1994 included $24.0 million for the purchase of the ownership interest in the Predecessor Companies, $10.3 million for obtaining the CKJ License and related assets and a $2.4 million loan to a stockholder.

     Net cash provided by financing activities was $2.8 million, $51.9 million and $84.5 million in 1993, 1994 and 1995, respectively. The net cash provided in 1995 principally represented borrowings under the Company's revolving credit facility. In 1994, the cash provided by financing activities principally represented $45.2 million of proceeds from notes payable to Charterhouse and capital contributions by Charterhouse of $20.0 million, which were used to purchase the ownership interests of the Predecessor Companies and to obtain the CKJ License and acquire related assets. The notes payable to Charterhouse bore interest at a fluctuating annual rate equal to the rate publicly announced by Chemical Bank in New York as its reference rate plus 3% per annum. The notes were repaid in full by the Company with proceeds of the Term Loan and Subordinated Loan.

     The Company intends to use the estimated net proceeds from the Offerings of approximately $68.4 million to satisfy all obligations existing under the Subordinated Loan (approximately $35.0 million including the prepayment penalty) and to reduce amounts outstanding under the Credit Agreement.


     The Company believes that its sources of financing are adequate to fund its current level of operations and its expected growth through 1997. The Company will need to seek additional debt, equity or equity-linked financing if it obtains additional designer brands or licenses or makes significant acquisitions, as well as to support continued expansion in 1998 and later years.

     The Company has recently contracted for the construction and installation of 50 "shop-in-shops" and plans to install approximately 150 such shops during 1996. The Company expects that the cost of constructing, equipping and installing the first 50 shops will not exceed $2.0 million in the aggregate. The Company expects to fund the construction of the shops with borrowings under the Credit Agreement and cash from operations.


SEASONALITY

     The following table sets forth the net revenues from the sale of the Company's Calvin Klein Jeans Label products by line and the income received pursuant to the distribution agreement with respect to the sale of Calvin Klein Jeans Label products in Canada for the last six quarters:

                                       1994                                 1995
                                -------------------     --------------------------------------------
                                 THIRD      FOURTH       FIRST      SECOND       THIRD       FOURTH
                                QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER
                                -------     -------     -------     -------     -------     --------
                                                       (DOLLARS IN THOUSANDS)
    Mens......................  $ 9,221     $20,885     $29,951     $31,215     $30,774     $ 57,686
    Juniors...................    2,745       9,000      10,861      23,163      32,552       44,798
    Womens....................    6,196      10,269      14,668       9,538      20,966       27,259
    Petites...................       55         325         407       1,461       2,288        5,704
    Childrens.................       --          --          --         100       7,695        9,516
    Royalty income............       --          --          --          --         459          332
                                -------     -------     -------     -------     -------     --------
                                $18,217     $40,479     $55,887     $65,477     $94,734     $145,295
                                =======     =======     =======     =======     =======     ========


     The Company's business is affected by general seasonal trends that are characteristic of the apparel industry. In the Company's segment of the apparel industry, sales typically are higher in the first and third quarters. Primarily as a result of the significant growth that the Company has experienced, recent quarterly sales trends have not reflected this seasonality. In 1996 and future years, assuming the Company does not obtain additional significant designer brands or licenses, the Company expects that its sales may reflect greater seasonal trends as its growth rate moderates. Additionally, the difficulties in distribution experienced by the Company in the second and third quarters of 1995 caused subsequent quarter sales to be higher than anticipated, as products scheduled to be shipped were delayed. In order to remedy these difficulties, the Company has expanded its distribution facilities and is implementing upgraded management information systems. See "Business -- Distribution" and "-- Management Information Systems." No assurance can be given, however, that such facilities and systems will function as anticipated. See "Risk
Factors -- Ability to Achieve and Manage Future Growth."


INFLATION

     The Company does not believe that inflation has had a significant effect on its net revenues or its profitability. The Company believes that, in the past, it has been able to offset such effects by increasing prices or by instituting improvements in efficiency.

NEW ACCOUNTING STANDARDS

     In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," ("SFAS No. 121") was issued and became effective January 1, 1996. SFAS No. 121 requires that in the event certain facts and circumstances indicate an asset may be impaired, an evaluation of recoverability must be performed to determine whether or not the carrying amount of the asset is required to be written down. The Company does not expect the adoption of this statement to have a material effect on its financial condition or results of operations.

                                    BUSINESS

     The Company develops, sources and markets designer sportswear lines for men, juniors, women and petites under the Calvin Klein Jeans Labels. The Company's products target youthful, culturally conscious consumers and capitalize on the cachet and image created by over 20 years of extensive image advertising for Calvin Klein, one of the world's most influential designers. The Company collaborates with the in-house design teams of CKI to create products characterized by high quality and casual, contemporary fashion. Each of the Company's lines combines both basic and fashion items in a broad range of casual fabrications, including jeans, khakis, knit and woven tops and bottoms, T-shirts, shorts, fleece shirts and pants, outerwear such as leather and denim jackets, caps and related accessories. In 1995, the mens, juniors, womens and petites lines accounted for approximately 41%, 31%, 20% and 3%, respectively, of net sales of Calvin Klein Jeans Label products. In 1993, the year before the Company obtained the CKJ License, net revenues from the sale of Calvin Klein Jeans Label products by CKI were approximately $59 million. Since the Company obtained the CKJ License from CKI for certain types of sportswear in August 1994, net revenues (including royalties) of Calvin Klein Jeans Label products have risen to $361.4 million in 1995.

     Since August 1994, the Company has experienced substantial growth in net revenues for its Calvin Klein Jeans Label products. The Company believes that the quality and casual style of its products combined with the youthful image presented in its advertising, provide the Company with the opportunity to experience further sales growth by taking advantage of certain market trends. The Company believes such trends include: (i) a move towards more "relaxed" dress including the introduction of "casual days" in the workplace, (ii) demographic changes indicating that the juniors market will be one of the fastest growing segments of the industry, (iii) strong consumer demand for higher-end designer quality merchandise and (iv) a shift by major retailers towards devoting more selling space to a select group of designer brands.

     Beginning in August 1994, the Company implemented a number of key initiatives to increase market share and improve profitability of the Calvin Klein Jeans Label products, including: (i) broadening its target market by re-engineering the garments to provide a comfortable fit and flattering appearance for a greater number of potential consumers, (ii) increasing the value offered to consumers by lowering the price of its designer-quality products to "better" from "designer" price points, (iii) targeting juniors, petites and childrens lines with a specific marketing strategy and product offering, (iv) expanding the core of basic styles for each line and (v) establishing an inventory replenishment plan to meet the requirements of retailers.

BUSINESS STRATEGY

     The Company's growth strategy is to capitalize on the strength of the Calvin Klein image and the quality, fit and value of the Company's products as well as the Company's expertise in marketing and sourcing designer sportswear. The Company's strategy includes the following:

          EXPAND ACCOUNT BASE AND NUMBER OF STORE LOCATIONS ON A SELECTIVE BASIS. The Company currently distributes products under the Calvin Klein Jeans Labels to a broad range of department stores and specialty retailers. The Company believes that the strong demand for its Calvin Klein Jeans Label products positions it to selectively add to its account base. Within the Company's existing retailing customers, the Company believes it has opportunity to increase the number of store locations that carry each of its product lines, particularly its womens and juniors lines. At the same time, the Company seeks those speciality retailers that have the ability to offer the proper presentation of the Company's products.


          EXPAND SHOP-IN-SHOP PROGRAM. The Company expects to increase the retail presence of its Calvin Klein Jeans Label products through the installation of "shop-in-shops," which are dedicated to Calvin Klein Jeans Label products, in the stores of its department store customers. The shop-in-shops create a specialized shopping environment that is consistent with the Calvin Klein image. The shop-in-shops are designed to hold more of the Company's merchandise than conventional department store displays and will be approximately 750 square feet in size. The Company believes that the shop-in-shops will enhance the consumer's shopping experience and will build loyalty among consumers and the Company's retailing customers. The Company has one prototype shop-in-shop in operation in Bloomingdale's (Federated Department Stores, Inc.) in New York City, and the Company has recently contracted for the construction and installation of 50 shops. The Company plans to install approximately 150 shops during 1996. The fixtures will be constructed off-site and are intended to be suitable for quick installation.

          DEEPEN PRODUCT OFFERINGS. The Company continually evaluates consumer demand for its products and will seek to complement its existing lines with new products that fit well with the Calvin Klein image. During 1995, the Company added leather and different textures of cotton to its product offerings and has recently introduced khaki sportswear to all its lines. The Company plans to support the introduction of the khaki products with an extensive marketing campaign.

          EXPAND GEOGRAPHICALLY THROUGH THIRD PARTY DISTRIBUTORS. The Company believes that opportunities exist to continue to expand its market geographically by entering into agreements to have its Calvin Klein Jeans Label products distributed in various regions outside the United States. The Company has recently entered into a distribution agreement for its Calvin Klein Jeans Label mens, womens, juniors and petites lines in Canada, and the Company is currently negotiating distribution agreements with respect to childrens apparel and khaki products in Canada. The Company also is currently negotiating distribution agreements for Mexico, Central America and South America.

          IMPROVE OPERATING EFFICIENCIES. In order to provide infrastructure to support its growth and to improve its operating profitability, the Company is in the process of upgrading its distribution and management information systems. Upon full implementation and integration of these systems, the Company expects to have sufficient capacity in its inventory management, distribution and management information systems to effectively manage all reasonably anticipated levels of growth. The Company also plans to improve its distribution capabilities by leasing a new automated, 375,000 square foot distribution facility in North Arlington, New Jersey that is expected to become operational during 1997. The Company believes that the North Arlington facility will have the capacity to ship approximately the same volume of products that can be shipped out of its two currently operating distribution facilities. The addition of the distribution capacity in North Arlington will permit the Company to reevaluate its distribution plan to maximize operating efficiencies.


          ACQUIRE ADDITIONAL LICENSES/BRANDS. The Company regularly evaluates, and is currently in discussions with regard to the possibility of acquiring, additional licenses and brand names. No agreements or letters of intent to acquire such licenses or brand names have been entered into and there can be no assurance that the Company will obtain any such licenses or brand names. See "Risk Factors -- Ability to Achieve and Manage Future Growth."


PRODUCTS


     The Company believes that the strength of the Calvin Klein image and the design, fit, quality and value of the products are key elements in maintaining and promoting consumer demand for the Calvin Klein Jeans Label products. Before the Company obtained the CKJ License, Calvin Klein Jeans Label products were targeted primarily to the 30 to 50 year-old age group and the apparel was tailored to fit only a limited range of the consumer population. Since obtaining the CKJ License, the Company has retailored the products to provide a comfortable fit and flattering appearance for a greater number of potential consumers. The Company now designs, tailors and targets the products to both older and younger consumers, including the teen market, which has substantially increased the potential market for Calvin Klein Jeans Label products. The Company categorizes its products as either basic or fashion. The basic products, which represented approximately 65% of 1995 net sales, consist of items such as jeans, T-shirts, shorts, shirts, vests, jackets, fleece shirts and pants and caps. The Company currently offers approximately 50 styles of its basic products in each of its lines, and those styles reflect little variation from season to season. The Company complements its basic products with fashion products, which represented approximately 35% of 1995 net sales. Fashion items currently include approximately 120 styles in the mens, womens and juniors lines and approximately 20 styles in its petites line, and the assortment of fashion styles that are offered may be changed up to ten times per year, with variations appropriate to the season and items that are updated for current trends in color, fabrication or styling. For example, during the course of 1995, the Company offered a total of approximately 65 basic styles and approximately 600 fashion styles in its mens line. The Company uses the fashion items to continually introduce variety into its merchandise assortment.


     The in-house design staff at CKI designs the Company's Calvin Klein Jeans Label products to meet the requests of the Company's merchandising team for specific garments, fabrics and colors. The Company and

CKI work together to produce a "fashion blueprint" for each of four fashion seasons. The image, colors and styles of the Company's Calvin Klein Jeans Label products are intended to be consistent with the other sportswear sold by CKI and other companies under the Calvin Klein brand name. The design goal is to capture looks that are fresh and uncluttered. Products are made in a wide range of fabrics that are given distinctive looks through a variety of finishes, many of which are developed by the Company, and through an array of colors that are varied over time. Special attention is given, among other things, to the feel of the fabrics and the details of the trim. In addition, the Company has developed a line of khaki products, which it began introducing during the fall of 1995 and which became available in stores in March 1996.

     Upon obtaining the CKJ License, the Company increased the value offered to consumers by lowering the price of its designer-quality products to "better" from "designer" price points. The following chart indicates the approximate range of current retail prices at which certain Calvin Klein Jeans Label products are sold:

                                              BASIC
                                    --------------------------              FASHION
                                                     KNITS,        -------------------------
                                                    INCLUDING         WOVEN
                                       JEANS        T-SHIRTS         BOTTOMS      WOVEN TOPS
                                    -----------    -----------     -----------    ----------
        Mens......................  $45 to $52     $20 to $32      $54 to $68     $48 to $68
        Juniors...................  $45 to $52     $16 to $32      $48 to $72     $48 to $84
        Womens....................  $45 to $52     $16 to $32      $48 to $72     $48 to $84
        Petites...................  $45 to $52     $16 to $32      $48 to $72     $48 to $84

DIVISIONS

     The following chart sets forth the amount of 1995 net sales for each of the Company's product lines:

                                                                                   % OF
                                                                NET SALES(1)     NET SALES
                                                                ------------     ---------
                                                                  (DOLLARS IN THOUSANDS)
        Mens..................................................    $149,626          41.5%
        Juniors...............................................     111,374          30.9
        Womens................................................      72,431          20.1
        Petites...............................................       9,860           2.7
        Childrens(2)..........................................      17,311           4.8
                                                                  --------         -----
                                                                  $360,602         100.0%
                                                                  ========         =====

        -------------------------------

        (1) Excludes amounts received as royalties.
        (2) As of January 1, 1996, the Company has entered into an agreement pursuant to which Commerce Clothing will produce and distribute Calvin Klein Jeans Label childrens apparel in the United States.

     Mens. The Calvin Klein Jeans Label mens line contributed the greatest amount to 1995 net sales and was carried in approximately 680 department store locations and approximately 1,400 specialty retail stores as of December 31, 1995. As of March 1, 1996, the number of department store locations in which the mens line was carried had increased to approximately 880. At the same time, the Company is seeking to limit distribution to include only those specialty retailers that have the ability to offer the proper presentation of the Company's products and has reduced the number of specialty retailers that distribute its mens line to approximately 1,100 as of March 1, 1996. The Company currently dedicates a staff of 10 to the sale of the mens line.

     Juniors. In the third quarter of 1994, the Company began targeting juniors. The Company believes the Calvin Klein image advertising and the style of the Calvin Klein Jeans Label products have significant appeal to consumers in this category. The Company further believes that juniors is one of the fastest growing segments of the retail market and that, as a result, its retailing customers are increasing the floor space dedicated to the Calvin Klein Jeans Label juniors line. As of the end of 1995, the juniors line was carried in approximately 840 department store locations and approximately 800 specialty retail stores. The Company currently dedicates a staff of 11 to the sale of the juniors line.

     Womens. The Company believes the womens line is currently underrepresented in department store locations in comparison to the Company's mens and juniors lines, and there is a significant opportunity for growth. As of the end of 1995, such products were carried in approximately 800 department store locations. The Company currently dedicates a staff of 11 to the sale of the womens line.

     Petites. The Company began targeting petites with a specific marketing strategy and product offering in the third quarter of 1995. The line was originally introduced into approximately 95 department store locations and grew to approximately 200 department store locations as of December 31, 1995. The Company currently dedicates a staff of 3 to the sale of the petites line.

     Childrens. As of January 1, 1996, the Company has entered into an agreement pursuant to which a subsidiary of one of its principal suppliers will produce and distribute Calvin Klein Jeans Label childrens apparel in the United States. The Company continues to direct and oversee the sale of the products, and it supervises the distributor's sales staff.

PRODUCTION AND QUALITY CONTROL

     The Company engages both foreign and domestic contractors to manufacture its Calvin Klein Jeans Label products, and it owns and operates two production facilities in the United States. In 1995, approximately 75% of the Company's products, as measured by finished goods purchased, were produced by third-party vendors in the United States and approximately 20% of the Company's products were produced by overseas vendors. In 1995, approximately 5% of the Company's products were produced by the Company's production facilities. The Company balances the relatively low cost of production outside the United States with the relatively quick turnaround time on orders produced domestically. By doing so, the Company hopes to achieve an optimum balance of cost and timeliness of order fulfillment. Cost management has enabled the Company to maintain the prices for its basic products at levels that are attractive to consumers and that provide ample margins for both the Company and its retailing customers. The Company believes that there is little difference in the quality of the products produced domestically and outside the United States, provided that adequate quality controls are in place. The Company selects the fabrics and other materials and informs the manufacturers as to where to obtain them. The Company buys finished goods from its manufacturers, enabling the Company to avoid significant capital expenditures, work-in-process inventories and the costs associated with maintaining a large production work force. The Company believes that its relationships with its suppliers are good. The loss of such suppliers could involve various uncertainties and disruptions, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Manufacturers." The Company retains sourcing agents in the international markets to assist the Company in selecting and overseeing third-party contractors, sourcing fabric, monitoring quota and other trade regulations, as well as performing quality control functions.

     The Company's quality control program is designed to provide that all of the Company's products meet the Company's standards. The Company maintains a staff of 16 quality control personnel in the United States and eight sourcing agents abroad. The Company develops and inspects prototypes of each product prior to production, establishes fittings based on the prototype, inspects samples and, through its employees or sourcing agents, inspects fabric prior to cutting and several times during the production process. The Company or its sourcing agents inspect the final product prior to shipment to the Company's distribution facilities. With respect to products produced under licenses or distribution agreements, the Company oversees the quality control programs of its licensees and distributors and regularly inspects samples of their products.

DISTRIBUTION

     The Company currently distributes its Calvin Klein Jeans Label products through distribution facilities located in Secaucus, New Jersey and in New Bedford, Massachusetts. The Secaucus facility, which is operated by an independent contractor, contains approximately 200,000 square feet and under normal operating conditions can ship up to 300,000 units per week. The New Bedford facility, which is leased and operated by the Company, contains approximately 370,000 square feet and under normal operating conditions can ship up to 500,000 units per week. In order to improve capacity and operating efficiency within these facilities, the Company is installing inventory shelves at the Secaucus facility and conveyor systems at both the Secaucus and New Bedford facilities. In addition, the Company plans to lease an automated 375,000 square foot distribution facility in North Arlington, New Jersey that is expected to become operational in 1997. The Company believes that the North Arlington facility will have the capacity to ship approximately the same amount of products that can be shipped out of its two currently operating distribution facilities. The addition of the distribution capacity in North Arlington will permit the Company to reevaluate its distribution plans.

     Under the Company's inventory replenishment program, the Company offers retailers the ability to reorder basic items for immediate shipment. The Company keeps an inventory of products covered by the program and accepts replenishment orders through its EDI system (see " -- Management Information Systems"). The Company typically fills replenishment orders within five days of receipt. While the program requires an increased investment in inventories, the Company believes its ability to offer this flexibility to its retailing customers is a significant competitive advantage and reduces the risk of mark-down allowances and returns.

     Fashion items are shipped in pre-packaged containers, prepared by the manufacturer, each containing a single type of item in a standard array of sizes. In general, the Company does not ship individual fashion items to fill-in the inventory of a retailing customer but rather offers to ship pre-packaged containers of the next comparable fashion item. Shipping its fashion items in this manner permits the Company both to distribute a greater volume of products and to reduce its per unit distribution costs.

     As sales increased significantly since January 1, 1995, the Company experienced difficulties in meeting the increased demands on its distribution systems. The Company has responded by expanding and improving its distribution facilities and implementing improved management information systems. The Company believes that its current distribution facilities and management information systems are sufficient for its current level of operations and, together with planned expansions and improvements, will be sufficient for anticipated growth. There can be no assurance, however, that the planned expansions and improvements will be completed as planned or that when completed the distribution facilities and systems will function as anticipated. See "Risk Factors -- Ability to Achieve and Manage Future Growth."

MANAGEMENT INFORMATION SYSTEMS

     The Company is in the process of upgrading its management information system in order to maintain better control of its inventory and to provide management with information that is both more current and more accurate than was available previously. The Company's management information system is intended to provide, among other things, comprehensive order processing, production, accounting and management information for the marketing, manufacturing, importing and distribution functions of the Company's business. The Company's distribution facilities and administrative offices are being linked by the computer system. The Company has purchased and is implementing a software program that will enable the Company to track, among other things, orders, manufacturing schedules, inventory, sales and mark-downs of its products. In addition, to support the Company's replenishment program, the Company has an electronic data interchange ("EDI") system, through which certain customers' orders are automatically placed by the retailer with the Company. The Company currently serves approximately 24 customers in its EDI system. The upgraded and expanded management information system is scheduled to become fully operational in 1996. No assurance can be given, however, that expansions and improvements will be completed as planned, or that when completed, they will function as anticipated. See "Risk Factors -- Ability to Achieve and Manage Future Growth."

CUSTOMERS

     The Company's Calvin Klein Jeans Label products are sold through major department stores and specialty retail stores. The Company seeks to maintain and enhance the image of its Calvin Klein Jeans Label products by controlling the distribution channels, based on criteria that include the image of the store, availability of desirable locations within the store and the ability of the retailing customer to display and promote the products. In addition to the in-house sales force that is dedicated to the sale of the Company's Calvin Klein Jeans Label products, the Company retains a small number of sales agents and agencies who are assigned to specific geographic regions and are compensated on a commission basis. Beginning mid-1996, the Company also plans to retain agents who will supervise the presentation of Calvin Klein Jeans Label products by the Company's retailing customers, provide detailed product information to the sales people employed by its retailing customers and advise the Company concerning the consumer demand experienced by its retailing customers.


     The Company's department store customers include major United States retailers, certain of which are under common ownership. When considered together as a group under common ownership, sales to the department store customers owned by Federated Department Stores Inc. and May Department Stores Co. accounted for approximately 15.8% and 8.3%, respectively, of 1995 gross sales of Calvin Klein Jeans Label products. The ten largest purchasers of Calvin Klein Jeans Label products represented approximately 53% of the Company's net revenues in fiscal 1995. While the Company believes that purchasing decisions in many cases are made independently by each department store customer, there can be no assurance that purchasing decisions will not be made on a centralized basis. A decision by the controlling owner of a group of department stores to decrease the amount of product purchased from the Company or to cease carrying the Company's products could adversely affect the Company.


ADVERTISING

     The appeal to consumers of the Calvin Klein Jeans Label has been built up over 20 years by the distinctive advertising for the variety of products that are sold by CKI and other companies under the Calvin Klein brand name, including couture apparel, sportswear, outerwear, intimate apparel for men and women, fragrances, eyewear, accessories, hosiery and home furnishings. All the advertising campaigns for all the Calvin Klein brand products are designed and executed by CRK Advertising, the in-house advertising agency at CKI. The advertising campaigns by CKI and its licensees are intended to be mutually supportive, so that all the producers of Calvin Klein products should benefit from each advertisement. For example, if the advertising for underwear or fragrance products calls for the models to wear sportswear, they wear sportswear designed by CKI, including Calvin Klein Jeans Label products.

     Advertising for the Company's products includes outdoor advertising, print media and television. The advertising strategy is to saturate the urban markets in Atlanta, Chicago, Dallas, Los Angeles, New York City, San Francisco and Washington, D.C. with images from the current advertising campaign by placing the advertisements where the Company's products benefit from the cumulative effect of multiple exposures, such as billboards, exterior bus panels, bus shelters and kiosks. Advertising for Calvin Klein Jeans Label products appears prominently in 24 fashion and special interest magazines such as Harpers' Bazaar, Mademoiselle, Rolling Stone, Skateboarding, Spin, The New York Times Magazine, Vanity Fair and Vogue. A significant portion of the 1996 advertising budget has been allocated to television advertising. The Company supplements this advertising strategy with promotional activities, such as sponsoring concert tours and organizing product giveaways at sporting events.

     Pursuant to the CKJ License, the Company must contribute not less than 3% of gross sales of Calvin Klein Jeans Label products, net of discounts, to CKI for advertising such products. During 1995, the Company incurred approximately $11.3 million for advertising expenditures to CKI under the CKJ License Agreement (as defined below). The CKJ License Agreement provides that amounts not spent in one year are to be spent in the next. A portion of the payment made to CKI for advertising in 1995 remains available to support the advertising strategy in 1996.

BACKLOG AND SEASONALITY


     The Company generally receives orders for Calvin Klein Jeans Label products approximately six to eight months prior to the time the products are delivered to stores. The EDI system has significantly reduced the average order period, the effect of which has been to decrease backlog in 1996 from comparable dates in 1995 notwithstanding the growth in sales during this period. At April 25, 1996, the Company's backlog of orders for Calvin Klein Jeans Label products, all of which are expected to be shipped during fiscal 1996, was approximately $123 million, as compared to approximately $128 million at April 6, 1995. Backlog as of any given date may not be indicative of backlog at a subsequent date because the backlog depends upon, among other things, the timing of the "market weeks" during which a significant percentage of the Company's orders for Calvin Klein Jeans Label products are received. As a consequence, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of eventual shipments.


     The Company's business is affected by general seasonal trends that are characteristic of the apparel industry. In the Company's segment of the apparel industry, sales typically are higher in the first and third quarters. Primarily as a result of the significant growth that the Company experienced, recent quarterly sales trends have not reflected this seasonality. In 1996 and future years, assuming the Company does not obtain additional significant designer brands or licenses, the Company expects that its sales may reflect greater seasonal trends as its growth rate moderates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."


CKJ LICENSE

     Under the terms of the CKJ License, as amended through April 22, 1996, the Company (through its wholly-owned subsidiary, Calvin Klein Jeanswear Company) has been granted an exclusive license to use the registered trademarks Calvin Klein and CK/Calvin Klein (the "Trademarks") in the form of the logos Calvin Klein Jeans, CK/Calvin Klein Jeans and CK/Calvin Klein Jeans Khakis in connection with the manufacture, distribution and sale at wholesale of the following three categories of womens (including juniors and petites), mens and childrens garments: (1) jeans made of denim, corduroy, twill and sheeting, (2) shorts, overalls, shirts, jackets, coats and dresses of a jeans-type construction made of denim, corduroy, twill, sheeting and chambray and (3) casual woven shirts made of denim, chambray and other fabrics and knit tops and bottoms, including fleece, sweat shirts and T-shirts. CKI has retained the right to produce, distribute, advertise and sell, and to authorize others to produce, distribute, advertise and sell, pants, shirts, knit tops, knit bottoms and other items that may be similar to the items listed in clauses (2) and (3) above, provided that such items are not made of a jeans-type construction. An amendment in February 1995 added khaki pants, skirts, shorts and related items for an original term of ten years (the "Khaki Collection"), and a second amendment added caps, to the list of garments covered by the CKJ License on a non-exclusive season to season basis. The Company is required to produce at least two collections per year, a spring collection and a fall collection, and to submit merchandise plans and design and product specifications to CKI for its review and approval. In addition, CKI has the right to examine products produced under the CKJ License during manufacture as part of its quality control program.

     The Company has exclusive use of the Trademarks for the collection, in the United States, its territories and possessions, Canada, Mexico, Guatemala, Belize, El Salvador, Honduras, Nicaragua, Costa Rica, Panama, certain jurisdictions in the British West Indies, certain jurisdictions in the Greater Antilles, Colombia, Ecuador, Brazil, Peru, Bolivia, Paraguay, Chile, Venezuela, Guyana, Suriname and French Guyana. Additionally, upon termination of the license between CKI and a third party licensee covering Argentina and Uruguay, the Company has the right to add such countries to the list of jurisdictions covered by the CKJ License. The CKJ License Agreement provides that CKI can terminate the grant of the CKJ License with respect to Central and South America if net sales are not at least $5 million and $10 million throughout Central and South America, respectively, for any annual period beginning in 1997. Additionally, CKI may terminate the grant of the CKJ License with respect to South America if net sales are not at least $15 million for any period after 1998. CKI may also terminate the Company's right to sell the Khaki Collection if the net sales of such items are less than $25 million in 1998.

     The CKJ License has an initial term of forty years, expiring December 31, 2034, and is renewable for one additional ten-year period, commencing January 1, 2035 so long as the Company has net sales within the United States and Mexico of at least $375 million and net sales within Canada of $35 million during the twelve months ending June 30, 2034. The Company is required to make payments to CKI equal to 3% of gross sales of Calvin Klein Jeans Label products (other than the Khaki Collection), net of discounts, in exchange for advertising and promotional support provided by CKI. The Company also must remit an aggregate of $1.7 million to CKI, which amount will be used to advertise the Khaki Collection in 1995 and 1996. In addition, in 1997, the Company must remit 5% of the gross sales of the Khaki Collection to CKI for advertising and 3% of gross sales each year thereafter. The Company is also required to make royalty payments to CKI equal to 7% of the Company's net sales of Calvin Klein Jeans Label products. The royalty payments for closeout articles (as defined) are 3 1/2% of net sales. The CKJ License provides for minimum annual royalty payments for jurisdictions other than Canada which increase from $4.4 million in the first year to $22 million (but not less than 75% of the fees earned during the thirtieth year) in the fortieth year. During the renewal period such minimum annual royalty payments increase to the greater of $27 million or 75% of the fees earned in the fortieth year. In connection with obtaining the CKJ License in August 1994, the Company paid $9.5 million for which it receives a credit against the royalty payments of $12.5 million at the rate of $2.0 million per year.

     The CKJ License may be terminated by CKI upon the occurrence of certain events, including but not limited to the following: (i) failure by the Company to make payments due under the CKJ License, if such failure continues for a period of ten days, (ii) decrease in the Company's consolidated net worth to less than $10 million, (iii) increase in the Company's ratio of consolidated debt/consolidated net worth to more than 5-to-1, (iv) default by CKJC in the payment of debt exceeding $5 million, if such default remains uncured after the relevant grace period and the creditor under such instrument exercises its rights (whether termination, acceleration or otherwise), (v) default by the Company in the payment of debt exceeding $5 million, if such default remains uncured after the relevant grace period and the creditor under such instrument exercises its rights (whether termination, acceleration or otherwise), (vi) any other acceleration of debt of the Company exceeding $5 million, (vii) failure by the Company to obtain minimum sales thresholds in the United States, Mexico and Canada of at least $205 million in at least one of 2001, 2002, and 2003, $269 million in at least one of 2011, 2012 and 2013 or $344 million in at least one of 2021, 2022 or 2023; provided that net sales for the subsequent annual period or subsequent two annual periods does not represent (x) less than 75% of net sales for the annual period in which such net sales threshold was met, and (y) less than 90% of the minimum net sales threshold for the annual periods in any such three year grouping, (viii) failure by the Company to perform any of its other obligations under the CKJ License, if such failure remains uncured for thirty days, or (ix) filing of a bankruptcy petition by or against the Company. Notwithstanding the foregoing, if either the Company or CKJC enters into a material debt instrument that provides for a default threshold of more than $5 million, the $5 million referred to above will be increased to such greater amount.

     The foregoing description of the CKJ License reflects certain amendments thereto made on April 22, 1996. Among other things, these amendments (i) modified the term of the license from a ten year initial term with four ten year renewal terms to a forty year initial term with one ten year renewal term, (ii) modified net sales thresholds, (iii) extended the term of the CKJ License for the Khaki Collection from ten years to forty years, (iv) granted the Company the non-exclusive right to sell caps for the term of the CKJ License, (v) expanded the geographical territory for the Khaki Collection, (vi) added certain territories in Central and South America to the License and (vii) liberalized certain covenants. As consideration for such amendments, the Company issued 1,275,466 shares of non-voting common stock to CKI. Such shares are convertible at any time upon notice to the Company into an equal number of shares of voting Common Stock. CKI has agreed to hold such shares for at least 18 months, although the Company has granted CKI certain registration rights that can be exercised at any time after the shares are converted into Common Stock.

     During the term of the CKJ License, only CKJC is prohibited from engaging in any business other than the manufacture, distribution and sale of the products produced under the CKJ License. Neither the Company nor any of its other subsidiaries is subject to such prohibition. The Company regularly evaluates the possibility of acquiring additional licenses and brand names.

LICENSING OPERATIONS

     Prior to obtaining the CKJ License, the Company produced and distributed sportswear under the Bill Blass and Rio labels and produced sportswear for various retailers under private labels. As of January 1, 1996, the Company licensed the Rio label and sublicensed the Bill Blass labels to Commerce Clothing. The Company continues to market the products produced under the license and sublicense and will receive revenues of approximately 4.5% of net sales of products under the Rio license and 5% of net sales of products under the Bill Blass sublicense. In addition, Commerce Clothing pays to the Company amounts equivalent to those the Company must pay under the license agreement between the Company and Bill Blass.

     The Company has entered into a distribution agreement for Calvin Klein Jeans Label products, other than khaki products and childrens apparel, for sale in Canada. The Company also has entered into a distribution agreement for Calvin Klein Jeans Label childrens apparel in the United States. Under the distribution agreement for Canada, the Company will receive net revenues of approximately 7% of net sales, and under the distribution agreement for childrens apparel in the United States, the Company will receive net revenues of approximately 4% of net sales. Such amounts are in addition to a payment of 7% on net sales that the distributor pays to the Company and that the Company remits to CKI pursuant to the CKJ License. Under both agreements, the Company remains responsible for working with CKI to develop the lines for presentation to the distributor, and the distributor pays 3% of gross sales, net of discounts, as a fee for advertising, which the Company remits to CKI. Entering into the distribution agreement with respect to the childrens business will permit the Company to concentrate its efforts on the production and marketing of products for adults. The Company is negotiating distribution agreements with respect to khaki products and childrens apparel for Canada. The Company also is currently negotiating distribution agreements for its products in Mexico, Central America and South America.

COMPETITION

     The apparel industry in the United States is highly-competitive. The Company competes with numerous producers of sportswear, many of which are significantly larger and have significantly greater financial resources than the Company. The labels that the Company's products compete with include Guess?, Lee, Levis, Liz Claiborne, Nautica, Polo/Ralph Lauren and Tommy Hilfiger, as well as certain other designer and non-designer lines. The Company's ability to compete depends, in substantial part, upon the endurance of the Calvin Klein image and upon the ability of the Company to continue to offer high-quality garments at competitive prices.

     Although the CKJ License grants the Company the exclusive right to sell certain types of sportswear under the Calvin Klein Jeans Labels, the terms of the CKJ License permit CKI to sell, or to grant a license to sell, other types of apparel, including certain types of sportswear, under a Calvin Klein trademark that could be similar to, and competitive with, the Calvin Klein Jeans Label products sold by the Company. See "-- CKJ License."

     The Company's Bill Blass label products compete principally with premium designer and non-designer sportswear products, and its Rio label products compete primarily with non-designer sportswear.

IMPORT RESTRICTIONS

     During 1995, the Company imported approximately 20% of the Calvin Klein Jeans Label products that it sold. Such imports are subject to bilateral textile agreements between the United States and a number of foreign countries. Such agreements, which have been negotiated under the framework established by the Arrangement Regarding International Trade in Textiles, allow the United States to impose restraints at any time on the importation of categories of merchandise that, under the terms of the agreements, are not currently subject to specified limits. The Company does not own the right to import finished garments into the United States, but it relies on its contract manufacturers and its agents to obtain the necessary quotas. In the past, to the extent that necessary import quotas have not been available with respect to a particular source of supply, the Company has been able to find an alternative source of supply. Accordingly, the availability of quotas has not had a material effect upon the Company's business, financial condition or results of operations. The Company's continued ability to source products that it imports may be adversely affected by a significant decrease in available import quotas as well as any additional bilateral agreements and unilateral trade restrictions.

EMPLOYEES

     As of March 31, 1996, the Company and its subsidiaries employed approximately 930 persons. Approximately 600 of such employees were covered by collective bargaining agreements at the Company's New Bedford, Abbeville and Nesquehoning facilities. The agreements for the Company's New Bedford and Nesquehoning facilities will expire on May 31, 1997, and the agreement with respect to the Abbeville facility will expire on June 30, 1997. The Company has not experienced any work stoppage and management believes that its relations with its employees are good.

PROPERTIES

     The following table sets forth the Company's distribution and manufacturing facilities as of December 31, 1995:

                                                                               APPROXIMATE
                                                                               FLOOR SPACE
    LOCATION                                  USE                               (SQ. FT.)
- ----------------    -------------------------------------------------------    -----------
New Bedford, MA     Warehousing and distribution (leased)                        370,000
Secaucus, NJ        Warehousing and distribution (operated under contract)       200,000
Abbeville, SC       Manufacturing (owned)                                         40,000
Nesquehoning, PA    Manufacturing (owned)                                         56,000

     The Company acquired its two manufacturing facilities located in Abbeville and Nesquehoning in connection with obtaining the CKJ License. Since that time, the Company has been able to improve operational efficiencies and reduce costs at these facilities. The Company plans to lease a distribution facility in North Arlington, New Jersey during 1997, which will contain approximately 375,000 square feet.

     In addition to the facilities described above, the Company leases 42,000 square feet for its executive offices in New York, New York and rents an entire floor for a showroom for its Calvin Klein Jeans Label products and for offices in CKI's headquarters building in New York, New York.

LEGAL PROCEEDINGS

     On October 15, 1990, an amended complaint (the "Complaint") was filed against Rio Sportswear, a subsidiary of the Company, and certain other defendants in the United States District Court for the Southern District of New York under the caption Golden Trade, S.r.L. et. al. v. Jordache Enterprises, Inc. et. al. The Complaint alleges, among other things, that the Company infringed a patent held by Greater Texas and Golden Trade S.r.L. relating to acid wash processes used in the manufacture of garments having a random fade effect. Similar suits are pending against the major manufacturers of such jeans wear. The Complaint seeks damages against all the defendants in unspecified amounts. On November 27, 1990, the Company filed an answer denying the material allegations of the Complaint and asserting affirmative defenses and counterclaims. On December 1, 1995, a revised opinion and order was issued by the court in which, among other things, the court granted certain of the defendants' motions for summary judgment, and denied others of such motions. On January 31, 1996, the case was assigned to a new judge. No trial date has been set. Rio Sportswear had received a proposal from plaintiffs offering to settle the litigation, which was subsequently withdrawn, and Rio Sportswear made a counterproposal, which was also withdrawn. There can be no assurance that plaintiffs will make or consider further settlement proposals with respect to the litigation. If the parties are unable to reach a settlement, Rio Sportswear intends to contest the action vigorously. The outcome of litigation is inherently unpredictable and, in the event that no settlement were reached and Rio Sportswear were found to have infringed the patent in suit, damages and attorneys' fees could be assessed against Rio Sportswear. No assurance can be given that such damages and fees would not have a material adverse effect upon the Company's results of operations in the period in which the judgment is rendered; however, the Company believes that any such damages and fees would not have a material adverse effect upon the Company's business or financial condition.

     The Company is involved from time to time in various routine legal and administrative proceedings and threatened legal and administrative proceedings incidental to the ordinary course of its business. The Company has been active in pursuing actions against counterfeiters and diverters of its Calvin Klein Jeans Label products. In the opinion of the Company's management, the resolution of such matters will not have a material adverse effect on its business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information as of March 1, 1996 concerning the directors and executive officers of the Company.

                  NAME            AGE                         POSITION
        ------------------------  ---   ----------------------------------------------------
        Merril M. Halpern         61    Chairman of the Board
        Arnold H. Simon           50    Chief Executive Officer, President and Director
        Debra Simon               40    Executive Vice President and Director
        A. Lawrence Fagan         66    Director
        Maurice Dickson           51    Executive Vice President and Chief Financial Officer
        Daniel J. Gladstone       39    Executive Vice President and President of Calvin
                                        Klein Jeanswear Company
        David Fidlon              53    Senior Vice President, Controller and Chief
                                        Accounting Officer
        John J. Jones             29    Vice President, General Counsel and Secretary

     Merril M. Halpern has been a director of the Company since March 1994. Since October 1984, Mr. Halpern has served as Chairman of the Board of Charterhouse Group International, Inc., a privately-owned investment firm ("Charterhouse Group"). From 1973 to October 1984, Mr. Halpern served as President and Chief Executive Officer of Charterhouse Group. Mr. Halpern is also a director of Dreyer's Grand Ice Cream, Inc., Del Monte Corporation, Insignia Financial Group, Inc., Charter Power Systems, Inc. and Microwave Power Devices, Inc.

     Arnold H. Simon has been President of Rio Sportswear since 1984 and Chief Executive Officer, President and a director of the Company since it was founded. Mr. Simon has an aggregate of 28 years of experience in the apparel industry. Mr. Simon is married to Debra Simon.

     Debra Simon has been Executive Vice President and a director of the Company since March 1994 and Vice President of Rio Sportswear since 1985. Ms. Simon has over 17 years of experience in the sale and merchandising of jeans and sportswear. Ms. Simon is married to Arnold H. Simon.

     A. Lawrence Fagan has been a director of the Company since March 1994. Mr. Fagan has been Executive Vice President and Chief Operating Officer of Charterhouse Group since 1985 and was Senior Vice President of Charterhouse Group from 1983 to 1985. For 25 years prior to joining Charterhouse, he held various corporate executive and investment banking positions. He is a director of Microwave Power Devices, Inc.

     Maurice Dickson has been Executive Vice President and Chief Financial Officer of the Company since September 1, 1995. Prior to that time, from 1981 to 1995, Mr. Dickson served as Chief Financial Officer of Ellen Tracy, Inc. Mr. Dickson has an aggregate of 27 years of experience in the apparel industry.

     Daniel J. Gladstone has been Executive Vice President of the Company since April 1996 and President of Calvin Klein Jeanswear Company since July 1994. Prior to that time, from 1990 to July 1994, he served as President of CKI's Women's Sportswear Division and CKI's Women's Division and from 1992 to July 1994 he also served as President of CKI's Men's Division.

     David Fidlon has been Senior Vice President and Controller of the Company since June 1995 and was named Chief Accounting Officer on January 22, 1996. Prior to joining the Company, Mr. Fidlon served as Director of Compliance and Financial Reporting for Ellen Tracy, Inc. from June 1994 to June 1995, and as Senior Manager and Audit Compliance Manager at Weidenbaum Ryder & Co. Accountants & Auditors from 1989 to June 1994.

     John J. Jones has served as Vice President, General Counsel and Corporate Secretary of the Company since January 1996. Prior to that time, Mr. Jones was engaged in the private practice of law at the law firm of Skadden, Arps, Slate, Meagher & Flom beginning in 1991.

BOARD OF DIRECTORS


     Shortly following the consummation of the Offerings, the Company intends to appoint at least two directors who are neither officers nor employees of the Company. The Company has three classes of directors, which are elected for staggered terms of three years. The initial terms of each class expire at the annual meeting of stockholders in 1997 (Class I), 1998 (Class II) and 1999 (Class III), respectively. Mr. Fagan is a Class I director, Ms. Simon is a Class II director and Mr. Simon and Mr. Halpern are Class III directors. Each director holds office until his or her successor is duly elected and qualified or until his or her resignation or removal, if earlier.


     Upon the appointment of the additional directors, the Board of Directors will establish an Audit Committee and a Compensation Committee. The Audit Committee will be responsible for recommending to the Board of Directors the engagement of the independent auditors of the Company and reviewing with the independent auditors the scope and results of the audits, the internal accounting controls of the Company, audit practices and the professional services furnished by the independent auditors. The Compensation Committee will be responsible for reviewing and approving all compensation arrangements for officers of the Company, and will also be responsible for administering the Stock Plan (as defined below).

     The Delaware General Corporation Law provides that a Company may indemnify its directors and officers as to certain liabilities. The Company's Certificate of Incorporation and By-laws provide for the indemnification of its directors and officers to the fullest extent permitted by law, and the Company intends to enter into separate indemnification agreements with each of its directors and officers to effectuate these provisions and to purchase directors and officers liability insurance. The effect of such provisions is to indemnify, to the fullest extent permitted by law, the directors and officers of the Company against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company.

CERTAIN OTHER SIGNIFICANT EMPLOYEES

     The following persons make significant business contributions to the
Company:

     Guy Kinberg has been Vice President of Production since April 1995. Prior to that time, from September 1992 to April 1995, he served as Senior Vice President of Manufacturing for Pepe Clothing Inc., and from January 1991 to September 1992, as President of Worldwide Sourcing, Inc.

     Joseph Purritano has served as Vice President of the Women's/Juniors/Petites Division since 1994. From 1990 to 1994, Mr. Purritano was Vice President of the Women's Division of Rio Sportswear. From 1984 to 1990, he was National Sales Manager of Rio Sportswear. Mr. Purritano is Ms. Simon's brother.

     Art Krulish has been Vice President of Management Information Systems since June 1995. Prior to that time Mr. Krulish worked as Corporate Vice President, Information Systems for Liz Claiborne, Inc. from 1987 until June 1995.

     George Criscione has been Vice President of Sales for the Men's Division since October 1995. Prior to that date, Mr. Criscione was a Sales Account Representative for Calvin Klein Jeanswear Inc. from May 1995 until October 1995. Mr. Criscione was a Sales Account Representative for Rio Sportswear, Inc. from August 1993 until May 1995. Prior to that time, Mr. Criscione worked as a Terminal Manager for Roadway Package Service from April 1990 until July 1993.

EXECUTIVE COMPENSATION

     The following table sets forth certain compensation awarded to, earned by or paid to the Chief Executive Officer and the four most highly paid executive officers other than the Chief Executive Officer, who served as executive officers of the Company as of December 31, 1995 for services rendered in all capacities to the Company and its subsidiaries during 1995.

                           SUMMARY COMPENSATION TABLE

                                                                    ANNUAL COMPENSATION(1)
                                                              ----------------------------------
                                                              YEAR       SALARY         BONUS
                                                              ----     ----------     ----------
Arnold H. Simon...........................................    1995     $1,000,000     $3,350,000
President and Chief Executive                                 1994      1,544,958             --
Officer                                                       1993      2,764,769             --
Maurice Dickson(2)........................................    1995        300,000         50,000
Executive Vice President and                                  1994
Chief Financial Officer                                       1993
Daniel J. Gladstone.......................................    1995        350,000      1,208,862
Executive Vice President and                                  1994        141,475        249,185
President, CKJC                                               1993
Debra Simon...............................................    1995        400,000         50,000
Executive Vice President                                      1994        341,964
                                                              1993        587,886
David Fidlon(3)...........................................    1995        150,000
Senior Vice President, Controller                             1994
and Chief Accounting Officer                                  1993

- ---------------

(1) While each of the five named individuals received perquisites or other personal benefits in the years shown, in accordance with applicable regulations, the value of these benefits is not indicated since they did not exceed in the aggregate the lesser of $50,000 or 10% of the individual's salary and bonus in any year.

(2) Mr. Dickson has been employed with the Company since September 1995. The amounts shown in these columns are the annual salary and bonus that are set forth in Mr. Dickson's employment agreement with the Company. For 1995, Mr. Dickson's total compensation was $99,230.

(3) Mr. Fidlon has been employed by the Company since June 1995. The amounts shown in these columns are the annual salary and bonus that the Company has agreed to pay to Mr. Fidlon. For 1995, Mr. Fidlon's total compensation was $81,693.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement, effective upon the closing of the Offerings, with Arnold H. Simon (the "Simon Employment Agreement"). The Simon Employment Agreement, which expires on December 31, 1998, provides for Mr. Simon to be President and Chief Executive Officer of the Company at an annual base salary of not less than $1.5 million. The Simon Employment Agreement also provides that he will receive an annual cash bonus in 1996 equal to the difference between (i) 2% of all Adjusted EBITDA (as defined) if such 1996 Adjusted EBITDA is between $50 million and $60 million or 3% of all Adjusted EBITDA if it exceeds $60 million and (ii) $2 million. With respect to 1997 and 1998, the Simon Employment Agreement provides that he will receive an annual cash bonus based on specified increases in Adjusted EBITDA ranging from 2 1/2% to 4% of all Adjusted EBITDA in the applicable year. In addition, Mr. Simon will be entitled to participate in the plans and programs maintained by the Company for its senior executives.

     The Simon Employment Agreement may be terminated at any time by Mr. Simon for "Good Reason," which shall be deemed to exist if, without his consent, among other things, (i) a majority of Additional Board Members (as defined) shall consist of persons whose election or appointment was not approved in writing by Mr. Simon (other than those persons who are members as of the date of the agreement); (ii) there shall occur

(A) any liquidation of the Company or of CKJC, or the sale of substantially all of the assets of the Company and CKJC taken as whole or (B) any merger, consolidation or other business combination of the Company or CKJC (each a "Transaction") or any combination of such Transactions, other than a Transaction immediately after which the stockholders of the Company who are stockholders immediately prior to the Transaction continue to own beneficially, directly or indirectly, more than 80% of the then outstanding voting securities of the Company or (iii) any person or group (as such term is defined under the Securities Exchange Act of 1934), or group of related persons (other than Charterhouse) which is not an affiliate of the Company currently shall beneficially own, directly or indirectly, more than 50% of the then outstanding voting stock of the Company.

     Upon termination by Mr. Simon for Good Reason or termination by the Company without Cause (as defined), Mr. Simon will be entitled, in addition to any accrued base salary and annual bonus earned but not yet paid, a lump sum payment in an amount equal to the sum of (i) Mr. Simon's highest annual base salary during the term multiplied by 2.99 (299%) and (ii) Mr. Simon's average annual bonus paid or payable with respect to then immediately preceding three fiscal years multiplied by 2.99 (299%); provided that the maximum amount payable shall not exceed $9 million in the aggregate. Mr. Simon has the obligation to notify the Company in writing of the reason for his proposed termination for Good Reason, and the Company will have the right to correct certain acts or failures described in such notice.

     The Simon Employment Agreement also provides that the Company may terminate Mr. Simon for Cause, at which time he will be entitled, among other things, to his then existing base salary through the date of termination and any annual bonus for the prior fiscal year not yet paid together with the pro rata portion of the annual bonus for the calendar year in which termination occurs through the date of termination. Mr. Simon has also agreed that if he voluntarily terminates his employment other than for Good Reason, that he will not compete with the Company for the lesser of the remaining term of the agreement or 24 months following the date of termination.

     Rio Sportswear and CKJC entered into an employment agreement with Maurice Dickson (the "Dickson Employment Agreement") effective September 1, 1995. The Dickson Employment Agreement, which expires on August 15, 1997, unless renewed, provides for Mr. Dickson to be employed as Chief Financial Officer of the Company and, commencing on January 1, 1996, to receive an annual base salary of $400,000, an annual bonus based upon the Company's performance and certain other benefits. The Dickson Employment Agreement will automatically renew for additional one year periods unless the Company gives written notice of non-renewal at least five months prior to the renewal date.

     On August 5, 1994, CKJC entered into an employment agreement with Daniel J. Gladstone (the "Gladstone Employment Agreement"). The Gladstone Employment Agreement, which expires on December 31, 1997, unless renewed, provides for Mr. Gladstone to be employed as President of CKJC and, commencing on January 1, 1996, to receive an annual base salary of $450,000, an annual bonus based on the Company's performance and certain other benefits.

     On October 9, 1995, Rio Sportswear and CKJC entered into an employment agreement with David Fidlon (the "Fidlon Employment Agreement"). The Fidlon Employment Agreement, which expires on June 12, 1997, provides for Mr. Fidlon to be employed as Senior Vice President and Controller of the Company and, commencing on January 1, 1996, to receive an annual base salary of $225,000, annual bonus based upon the Company's performance and certain other benefits. The Fidlon Employment Agreement will automatically renew for additional one year periods unless the Company gives written notice of non-renewal at least five months prior to the renewal date.

     It is anticipated that on or prior to the consummation of the Offerings, Ms. Simon, Mr. Jones and Mr. Kinberg will each execute an employment agreement with the Company, which will become effective prior to consummation of the Offerings, providing for their continued employment in their present positions.

STOCK OPTION PLAN

     The Company's Board of Directors and stockholder have approved the Designer Holdings Ltd. 1996 Stock Option and Incentive Plan (the "Stock Plan"). The description in this Prospectus of the principal terms of the Stock Plan is a summary, does not purport to be complete, and is qualified in its entirety by the full text of the Stock Plan, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     Pursuant to the Stock Plan, executive officers, key employees and consultants of the Company are eligible to receive awards of stock options, stock appreciation rights, limited stock appreciation rights and restricted stock. Options granted under the Stock Plan may be "incentive stock options" ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified stock options ("NQSOs"). Stock appreciation rights ("SARs") may be granted simultaneously with the grant of an option or (in the case of NQSOs), at any time during its term. Restricted stock may be granted in addition to or in lieu of any other award granted under the Stock Plan.


     Under the Stock Plan, the Company has reserved 2,288,200 shares of Common Stock for issuance of awards under the Stock Plan (subject to antidilution and similar adjustments). Approximately 1,500,000 shares subject to options that are expected to be granted at the initial public offering price, including options
to purchase         ,         and         shares to Messrs. Dickson, Gladstone
and Fidlon, respectively.


     The Stock Plan will be administered by the Compensation Committee (the "Committee") appointed by the Board of Directors of the Company (the "Board"). Subject to the provisions of the Stock Plan, the Committee will determine the type of award, when and to whom awards will be granted, the number of shares covered by each award and the terms, provisions and kind of consideration payable (if any), with respect to awards. The Committee may interpret the Plan and may at any time adopt such rules and regulations for the Stock Plan as it deems advisable. The Committee may, additionally, cancel or suspend awards.

     In determining the persons to whom awards shall be granted and the number of shares covered by each award the Committee shall take into account the duties of the respective persons, their present and potential contribution to the success of the Company and such other factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Stock Plan.

     An option may be granted on such terms and conditions as the Committee may approve, and generally may be exercised for a period of up to 10 years from the date of grant. Generally, ISOs will be granted with an exercise price equal to the "Fair Market Value" (as defined in the Stock Plan) on the date of grant. In the case of ISOs, certain limitations will apply with respect to the aggregate value of option shares which can become exercisable for the first time during any one calendar year, and certain additional limitations will apply to ISOs granted to "Ten Percent Stockholders" (as defined in the Stock Plan). The Committee may provide for the payment of the option price in cash, by delivery of other Common Stock having a Fair Market Value equal to such option price, by a combination thereof or by such other manner as the Committee shall determine, including a cashless exercise procedure through a broker-dealer. The Committee may, in its discretion, make a loan to a grantee in an amount sufficient to pay the option price payable by such grantee. Options granted under the Stock Plan will become exercisable at such times and under such conditions as the Committee shall determine, subject to acceleration of the exercisability of options in the event of, among other things, a "Change in Control" (as defined in the Stock
Plan). Generally, stock options may not be exercised unless the grantee is employed by the Company.

     The Stock Plan also permits the Committee to grant SARs with respect to all or any portion of the shares of Common Stock covered by options. SARs will be exercisable only at such time or times and only to the extent that the related option is exercisable and, if such option is an ISO, only if the Fair Market Value per share of Common Stock exceeds the ISO purchase price.

     Upon exercise of an SAR, a grantee will receive for each share for which a SAR is exercised, an amount in cash or Common Stock, as determined by the Committee, equal to the excess, if any of (i) the Fair Market

Value of a share of Common Stock on the date the SAR is exercised over (2) the exercise price per share of the option to which the SAR relates.

     When a SAR is exercised, the option to which it relates will cease to be exercisable to the extent of the number of shares with respect to which the SAR is exercised, but will be deemed to have been exercised for purposes of determining the number of shares available for the future grant of awards under the Stock Plan.

     The Stock Plan further provides for the granting of restricted stock awards, which are awards of Common Stock which may not be disposed of, except by will or the laws of descent and distribution, for such period as the Committee determines (the "restricted period"). The Committee may also impose such other conditions and restrictions, if any, on the shares as it deems appropriate, including the satisfaction of performance criteria. All restrictions affecting the awarded shares lapse in the event of a Change in Control.

     During the restricted period, the grantee will be entitled to receive dividends with respect to, and to vote the shares awarded to him. If, during the restricted period, the grantee's service with the Company terminates for any reason, any shares remaining subject to restrictions will be forfeited. The Committee has the authority to cancel any or all outstanding restrictions prior to the end of the restricted period, including the cancellation of restrictions in connection with certain types of termination of service.

     The Board may at any time and from time to time suspend, amend, modify or terminate the Stock Plan; provided however, that, to the extent required by Rule 16b-3 promulgated under the Exchange Act or any other law, regulation or stock exchange rule, no such change shall be effective without the requisite approval of the Company's stockholders. In addition, no such change may adversely affect any award previously granted, except with the written consent of the grantee.

     No awards may be granted under the Stock Plan after the tenth anniversary of the approval of the Stock Plan.

                              CERTAIN TRANSACTIONS


     On August 4, 1994, Mr. Simon contributed approximately 83% of his interests in the Predecessor Companies to the Company in exchange for a 50% beneficial equity interest in the Company through his interest in New Rio, L.L.C., the Selling Stockholder. Mr. Simon also granted the Company an option to acquire his remaining approximately 17% interest in the Predecessor Companies for $4.0 million. Mr. Simon's interests in the Predecessor Companies were contributed in connection with the transaction in which Mr. Simon and Charterhouse (including Chef Nominees Limited) each received a 50% equity interest in the Selling Stockholder. Charterhouse contributed $20 million in cash in exchange for its interest. Mr. Simon's contribution of his equity interest in the Predecessor Companies was deemed by Mr. Simon and Charterhouse to be equal in value to Charterhouse's cash contribution. In April 1995, the Company exercised its option, and purchased Mr. Simon's remaining interests for approximately $1.3 million in cash and the cancellation of notes receivable from Mr. Simon on which approximately $2.7 million principal and accrued interest was outstanding.


     In 1994, the Company loaned an aggregate of $2.4 million to Mr. Simon and Ms. Simon, including $850,000 in connection with the transactions described above. Such loans, evidenced by promissory notes, bore interest at a fluctuating annual rate equal to the rate publicly announced by Chemical Bank in New York as its reference rate plus 3% per annum. The loans were secured by the retained 17% interest in the Predecessor Companies. In April 1995, upon the exercise by the Company of its option to acquire such interest, the notes were cancelled.

     In 1994, Charterhouse loaned $45.2 million to the Company and received notes payable in an equal amount. The notes payable to Charterhouse bore interest at a fluctuating annual rate equal to the rate publicly announced by Chemical Bank in New York as its reference rate plus 3% per annum. The notes were repaid in full by the Company with proceeds of the Term Loan and the Subordinated Loan.


     In connection with the repurchase of Mr. Huang's interests in the Predecessor Companies in August 1994, the Company may be liable for additional purchase price of approximately $1.1 million upon closing of the Offerings. See "The Company," "Use of Proceeds" and Note 3 to the audited consolidated financial statements of the Company included elsewhere in this Prospectus.


REGISTRATION RIGHTS AGREEMENTS

     Prior to the completion of the Offerings, the Company intends to enter into a registration rights agreement with the Selling Stockholder and CKI (the "Registration Rights Agreement") providing for certain registration rights with respect to shares of Common Stock owned by the Selling Stockholder and CKI. Under the Registration Rights Agreement, through their respective ownership interests in the Selling Stockholder, each of Charterhouse and Mr. Simon will have independent rights to request not less than two demand registrations. The Selling Stockholder will also have the right to require the Company to include shares of Common Stock held by it on behalf of the holders of ownership interests in the Selling Stockholder in certain other registrations of the Company's securities initiated by the Company on its own behalf or on behalf of any other stockholder of the Company. Holders of ownership interests in the Selling Stockholder may exercise such rights independently but only through the Selling Stockholder. After conversion of its non-voting common stock into Common Stock, CKI will also have the right to include its shares in such other registrations. In addition, CKI may pledge such shares to lenders and after expiration of the 180-day "lock-up" period (see "Underwriting"), such lenders shall have a one-time demand right following foreclosure on such shares; provided that such lenders in good faith shall first have taken substantial steps to pursue and obtain the collection of the obligations owed to them from CKI. Any such request to have Common Stock registered under the Registration Rights Agreement may be delayed by the Company for up to 120 days if the Company determines in its reasonable judgment that the registration and offering would interfere with any material financing, acquisition, corporate reorganization or other material corporate transaction or development involving the Company. All fees, costs and expenses of any registration under the Registration Rights Agreement, other than underwriting discounts and any other expenses attributable to Common Stock sold by the Selling Stockholder or CKI, will be paid by the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth as of April 22, 1996 the total number of shares of Common Stock of the Company beneficially owned, and the percent so owned, by (i) each director of the Company who is a beneficial owner of any such shares of Common Stock, (ii) each person who has an ownership interest in the Selling Stockholder, (iii) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock of the Company,
(iv) each of the executive officers listed in the Summary Compensation Table and
(v) all directors and officers as a group. The number of shares owned are those "beneficially owned," as determined under the rules of the Securities and Exchange Commission, and such information is not necessarily indicative of beneficial ownership for any other purpose. The Selling Stockholder is a limited liability company and is the record owner of the shares of Common Stock described below. Its operative agreement allows the holders of ownership interests therein generally to cause the Selling Stockholder to exercise voting and disposition rights as directed by each such holder independently with respect to such holder's allocable percentage of the shares of Common Stock of the Company. Therefore, such persons may be deemed to be the beneficial owners of shares of Common Stock of the Company.



                                            SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                   OWNED                                 OWNED
                                           BEFORE THE OFFERINGS      SHARES       AFTER THE OFFERINGS
                                           ---------------------      BEING      ---------------------
        NAME OF BENEFICIAL OWNER             NUMBER      PERCENT     OFFERED       NUMBER      PERCENT
- -----------------------------------------  ----------    -------    ---------    ----------    -------
NEW RIO, L.L.C.:
     Charterhouse Equity
       Partners II, L.P. ................  12,092,700      47.4%    2,495,000     9,597,700      31.5%
       535 Madison Avenue
       New York, New York 10022
     Arnold H. Simon.....................  11,171,813      43.8     2,305,000     8,866,813      29.1
       1385 Broadway
       New York, New York 10018
     Martin L. Berman(1).................     212,046       *          43,750       168,296      *
     Steven E. Berman....................      79,972       *          16,500        63,472      *
     Phyllis West Berman.................      77,064       *          15,900        61,164      *
     Trust for the benefit of Mark K.
       Berman and Allison A. Berman......     236,765       *          48,850       187,915      *
     Michael A. Covino...................     339,274       1.3        70,000       269,274      *
     Chef Nominees Limited...............      24,234       *           5,000        19,234      *
Calvin Klein, Inc.(2)....................   1,275,466       5.0                   1,275,466       4.2
  205 West 39th Street
  New York, New York
Merril M. Halpern(3).....................                  --                                    --
Debra Simon..............................                  --                                    --
A. Lawrence Fagan(3).....................                  --                                    --
Maurice Dickson..........................                  --                                    --
Daniel J. Gladstone......................                  --                                    --
David Fidlon.............................                  --                                    --
All current officers and directors as a
  group (7 persons)(3)...................  11,171,813      43.8%                  8,866,813      29.1%


- ------------------------
 *  Less than one percent.

(1) Formerly a director of the Company.


(2) Assumes conversion of 1,275,466 shares of non-voting common stock into 1,275,466 shares of Common Stock.



(3) Messrs. Halpern and Fagan are executive officers of Charterhouse Group International, Inc., which indirectly controls Charterhouse. Messrs. Halpern and Fagan may be deemed to own beneficially the shares of Common Stock beneficially owned by Charterhouse. Messrs. Halpern and Fagan disclaim all such beneficial ownership.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company's Certificate of Incorporation provides that the Company may issue up to 75,000,000 shares of Common Stock, 1,300,000 shares of non-voting common stock and 15,000,000 shares of Preferred Stock.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the stockholders, and do not have preemptive rights. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. See "Dividend Policy." All outstanding shares of Common Stock are, and the shares to be sold by the Company in the Offerings when issued and paid for will be, fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after payment or provision for payment of all of the Company's debts and obligations and liquidation payments to holders of outstanding shares of Preferred Stock.

     Holders of non-voting common stock are not entitled to any voting rights except as otherwise required by law, and do not have any preemptive rights. In all other respects, the non-voting common stock is identical to the Common Stock. The shares of non-voting common stock are convertible at any time, on a one-for-one basis, into shares of Common Stock. Outstanding shares of non-voting common stock will be convertible into an equal number of shares of Common Stock at any time at the option of the Company prior to any vote of the non-voting common stock required by law.

PREFERRED STOCK

     The Board of Directors, without further stockholder authorization, is authorized to issue shares of Preferred Stock in one or more series and to determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on the Common Stock and one or more series of the Preferred Stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, dissolution or winding up, including preferences over the Common Stock and one or more series of the Preferred Stock. Although the Company has no present plans to issue any shares of Preferred Stock following the consummation of the Offerings, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE LAW

     Classified Board of Directors. The Certificate of Incorporation of the Company provides for the Board of Directors to be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms so that directors' initial terms will expire either at the 1997, 1998 or 1999 annual meeting of the stockholders. Starting with the 1997 annual meeting of the stockholders, one class of directors will be elected each year for a three-year term.

     The Company believes that a classified board of directors will help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies as determined by the Board of Directors, since a majority of the directors at any given time will have had prior experience as directors of the Company. The Company believes that this, in turn, will permit the Board of Directors to more effectively represent the interest of stockholders. With a classified board of directors, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the Board of Directors. As a result, a provision relating to a classified Board of Directors may discourage proxy contests for the election of directors or purchases of a substantial block of the Common Stock because its provisions could operate to prevent obtaining control of the Board of Directors in a relatively short period of time. The classification provision could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company. Under the Delaware General Corporation Law (the "DGCL"), a director on a classified board may be removed by the stockholders of the corporation only for cause.

     Advance Notice Provisions for Stockholder Nominations of Directors and Stockholder Proposals. The By-Laws of the Company establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors (the "Nomination Procedure") and with regard to other matters to be brought by stockholders before an annual meeting of stockholders of the Company (the "Business Procedure").

     The Nomination Procedure requires that a stockholder give prior written notice, in proper form, of a planned nomination for the Board of Directors to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the By-Laws of the Company. If the Chairman of the Board of Directors determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director.

     Under the Business Procedure, a stockholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the By-Laws. If the Chairman of the Board of Directors determines that the other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at such meeting.

     Although the By-Laws of the Company do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or of any business desired by stockholders to be conducted at an annual meeting, the By-Laws of the Company (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

     Section 203 of Delaware Law. The Company is a Delaware corporation and is subject to Section 203 of DGCL. In general, Section 203 prevents an "interested stockholder" (defined as a person who, together with affiliates and associates, beneficially owns or if an affiliate or associate of the corporation did beneficially own within the last three years 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the time such person became an interested stockholder unless (i) before such persons became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or
(iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of a least two-thirds of the outstanding voting stock of the corporation not owned by the "interested stockholder." A "business combination" generally includes mergers, stock or asset sales involving 10% or more of the market value of the corporation's assets or stock, certain stock transactions and certain other transactions resulting in a financial benefit to the interested stockholders or an increase in their proportionate share of any class or series of a corporation. The existence of Section 203 of the

DGCL could have the effect of discouraging an acquisition of the Company or stock purchasers in furtherance of an acquisition.

     Limitation on Directors' Liabilities and Indemnification. The Company's Certificate of Incorporation and By-Laws provide that to the fullest extent permitted by the DGCL as it currently exists, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the current DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through
(iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Certificate of Incorporation and By-Laws provides that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by DGCL.

TRANSFER AGENT AND REGISTRAR

     Chemical Mellon Shareholder Services will be transfer agent and registrar for the Common Stock.

                          DESCRIPTION OF INDEBTEDNESS

     Each of the following summaries of certain indebtedness of the Company is subject to and qualified in its entirety by reference to the detailed provisions of the respective agreements and instruments to which each summary relates. Copies of such agreements and instruments have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Capitalized terms used below and not defined have the meanings set forth in the respective agreements.

CREDIT AGREEMENT

     The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the Credit Agreement and other related documents governing the Credit Agreement. Capitalized terms used below and not defined have the meanings set forth in the Credit Agreement.

     On April 28, 1995, CKJC and Rio Sportswear, as Borrowers, and the Company, New Rio, L.L.C. and Jeanswear, as Guarantors, entered into the Credit Agreement with certain lenders and The CIT Group, as agent for the lenders, that provides up to $140 million comprised of two senior secured credit facilities: the $25 million Term Loan Facility and the $115 million Revolving Credit Facility. On March 29, 1996, pursuant to an amendment to the Credit Agreement, the Revolving Credit Facility was increased to $150 million. The Revolving Credit Facility provides for borrowings subject to the borrowing base formula described below and the issuance of letters of credit up to $45 million. Pursuant to such amendment, Rio Sportswear will no longer borrow revolving loans, but will otherwise continue certain of its obligations under the Credit Agreement. The Term Loan is payable in equal installments, with the final installment due on March 31, 2000. The final maturity date for the Revolving Credit Facility is April 28, 2000, although the Revolving Credit Facility will continue until April 28 of each succeeding calendar year unless terminated as provided in the Credit Agreement.

     The Term Loan and all loans made under the Revolving Credit Facility bear interest either at the Chemical Bank of New York prime rate plus 1.25% or at a rate equal to LIBOR plus 2.75%. The Borrowers pay a commitment fee of 1/2 of 1% on the unused portion of the Revolving Credit Commitment.

     The total amount of revolving loans and the stated amount of letters of credit that may be outstanding under the Revolving Credit Facility is limited to not more than the lesser of (a) $150 million and (b) the borrowing base, which is equal to the difference between (i) the sum of (A) 95% of the net amount of eligible accounts receivable of CKJC (including certain receivables purchased by The CIT Group in its capacity as factor pursuant to a factoring arrangement with
CKJC), (B) the lesser of 60% of the value of eligible inventory of CKJC and $65 million and (C) an additional amount, if any, agreed to by CIT at any time in its sole discretion and, (ii) without duplication, such reserves for any claims against the collateral as The CIT Group in its sole discretion deems appropriate. In addition, the Credit Agreement has a "clean-down" provision requiring that, between December 1 and December 21 of each year, the Revolving Credit Facility be reduced to $105 million for at least one Business Day.

     In order to secure its obligations under the Credit Agreement, each of the Borrowers (including Rio Sportswear), the Guarantors and certain of their subsidiaries has granted to The CIT Group a continuing security interest in all its tangible and intangible personal property and fixtures and has granted a mortgage of its real property and Rio Sportswear has pledged to The CIT Group each of the trademarks listed in the Trademark Security Agreement. Such pledge does not encompass the Trademarks. In addition, each of New Rio, L.L.C., the Company, Jeanswear, CKJC and Rio Sportswear has pledged the shares of its subsidiaries and CKJC has pledged a demand note, in the principal amount of approximately $2 million, payable to Rio Sportswear.

     The Credit Agreement contains various covenants that restrict the ability of New Rio, L.L.C. and the Borrowers (including their subsidiaries), among other things, (i) to create liens or other encumbrances on their assets or revenues,
(ii) to incur additional indebtedness, (iii) to guarantee any indebtedness, (iv) to engage in merger transactions or sale of assets, (v) to make investments,
(vi) to enter into any lease agreement, (vii) to make capital expenditures in excess of certain specified amounts, (viii) to make dividend payments or other distributions to their stockholders, (ix) to adjust any of the accounts receivable or granting any discounts other than as permitted by the factoring agreements, (x) to enter into any transaction with affiliates of New Rio, L.L.C. other than upon terms no less favorable to New Rio, L.L.C. or its subsidiaries than it would obtain in an arms' length transaction, (xi) to prepay indebtedness, and (xii) to permit or cause any factoring agreement to terminate unless certain specified conditions have been satisfied. In addition to the foregoing, the Credit Agreement contains certain financial covenants including, among other things, a minimum consolidated adjusted tangible net worth, a minimum consolidated net worth, a minimum consolidated ratio of EBIT to interest expense, a minimum consolidated current ratio and a minimum consolidated fixed charge coverage ratio. For interest rate protection, the Credit Agreement calls for the Company to enter into a hedging agreement in an amount of at least $30 million. Upon termination of such hedging agreement, the Company is required to enter into not less than four successive one year hedging agreements.

     Events of default under the Credit Agreement include those usual and customary for a transaction of this type, including, among other things, (i) a default in the payment of any principal payable on the loans under the Credit Agreement, (ii) a default in the payment of any interest or other amounts payable under the Credit Agreement which continues for more than five days,
(iii) the failure to comply with the covenants contained in the Credit Agreement or related loan documents, (iv) a default by the Borrowers and the Guarantors under any debt instrument in excess of $500,000 (after giving effect to any applicable grace period), (v) the commencement of a bankruptcy, insolvency, receivership or similar action by or against any Borrower or Guarantor, (vi) the failure of the Lenders' lien on any collateral with an aggregate fair market value in excess of $1 million to be perfected, enforceable or valid, (vii) one or more judgments in an aggregate amount in excess of $500,000 (to the extent not covered by insurance) rendered against the Borrowers or the Guarantors,
(viii) a change of control, which shall occur, if, among other things, (a) Charterhouse Equity Partners II, L.P. and certain of its affiliates cease to own at least 50% of the then outstanding voting rights of New Rio, L.L.C., (b) the Company ceases to own and control all of the outstanding voting stock of the Borrowers and Jeanswear, or (c) Mr. Simon ceases to be involved in the day-to-day operations of New Rio, L.L.C., the Company and the Borrowers and a successor reasonably acceptable to the Agent is not appointed within six months of such cessation and (ix) a default under any license agreement if the effect of such default is to permit Bill Blass or CKI to terminate its respective license agreement or to exercise any remedies which could reasonably adversely affect the ability of the Borrowers to perform their obligations under the Credit Agreement. Upon the occurrence and continuance of an Event of Default under the Credit Agreement, the lenders may terminate their commitments to make loans and issue letters of credit thereunder, declare the then outstanding loans due and payable and demand cash collateral in respect of outstanding letters of credit.


     At March 31, 1996, the Company had amounts outstanding under the Credit Agreement of approximately $147.5 million. This includes approximately $109.3 million outstanding under the Revolving Credit Facility, including approximately $15.7 million for open letters of credit and approximately $22.5 million outstanding under the Term Loan Facility.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offerings, the Company will have outstanding 30,509,334 shares of Common Stock, assuming that the U.S. Underwriters and International Managers do not exercise their over-allotment options. Of these shares, the 10,000,000 shares of Common Stock sold in the Offerings (or a maximum of 11,500,000 shares if the over-allotment options are exercised in full) will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of the Company (as that term is defined in Rule
144). The remaining shares of Common Stock outstanding upon completion of the Offerings will be "restricted securities" as that term is defined in Rule 144 ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which is summarized below.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Common Stock that constitute restricted securities and have been outstanding and not held by any "affiliate" of the Company for a period of two years may sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of such sale is given, provided certain requirements as to the manner of sale, notice of sale and the availability of current public information are satisfied (which requirements as to the availability of current public information are expected to be satisfied commencing 90 days after the date of this Prospectus). Affiliates of the Company must comply with the foregoing restrictions and requirements of Rule 144 as to both restricted and non-restricted securities, except that the two-year holding period requirement does not apply to shares of Common Stock that are not "restricted securities" (such as shares acquired by affiliates in the Offerings). Under Rule 144(k), a person who is not deemed an "affiliate" of the Company at any time during the three months preceding a sale by such person, and who has beneficially owned shares of Common Stock that were not acquired from the Company or an "affiliate" of the Company within the previous three years, would be entitled to sell such shares without regard to volume limitation, manner of sale provisions, notification requirements or the availability of current public information concerning the Company. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.


     The Company, the Selling Stockholder, the directors and certain officers of the Company and CKI have entered into contractual "lock-up" agreements providing that they will not offer, sell, contract to sell or otherwise dispose of the shares of Common Stock (except for the shares offered hereby and subject to certain exceptions in the case of the Company relating to employee stock options and conversion into Common Stock of the non-voting common stock owned by CKI), or securities convertible into or exchangeable or exercisable for Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch. In addition, CKI has agreed to hold its shares for at least 18 months, although it has certain registration rights. See "Certain Transactions -- Registration Rights Agreement" for a description of certain registration rights of the Selling Stockholder and its members and of CKI.


     Prior to the Offerings, there has been no public market for the Common Stock. No predictions can be made as to the effect, if any, that future sales of shares of Common Stock, and options to acquire shares of Common Stock, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. See "Risk
Factors -- Shares Eligible for Future Sale."

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the acquisition, ownership and disposition of Common Stock by a holder that, for United States federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). For purposes of this discussion, a "United States person" means a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the laws of the United States or of any State, or an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. This discussion does not address all aspects of United States federal tax that may be relevant to Non-United States Holders in light of their specific circumstances. Prospective investors are urged to consult their tax advisors with respect to the particular tax consequences to them of acquiring, holding and disposing of Common Stock, as well as any tax consequences which may arise under the laws of any foreign, state, local or other taxing jurisdiction.

DIVIDENDS

     The Company currently intends to retain its earnings for use in the business and does not anticipate declaring and paying dividends in the foreseeable future. In the event that the Company does pay dividends, dividends paid to a Non-United States Holder will generally be subject to withholding of United States federal income tax at the rate of 30% (or a lower rate prescribed by an applicable treaty). This withholding tax generally will not apply to dividends which are effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder (provided such holder files certain tax forms with the payor of the dividends), in which case the dividends will be subject to the United States federal income tax on net income that applies to United States persons (and in the case of corporate holders, such dividends might also be subject to the United States branch profits tax). An applicable income tax treaty may, however, change these rules. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current interpretation of existing Treasury regulations to be paid to a resident of that country. Treasury regulations proposed in 1984 which have not been finally adopted, however, would require Non-United States Holders to file certain new forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would contain the holder's name and address and an official statement by the competent authority in the foreign country (as designated in the applicable tax treaty) attesting to the holder's status as a resident thereof.

GAIN ON DISPOSITION

  GENERAL RULE

     Subject to special rules applicable to individuals as described below, a Non-United States Holder will generally not be subject to United States federal income tax on gain recognized on a sale or other disposition of Common Stock except to the extent (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder ("effectively connected") or (ii) the gain is treated as effectively connected because the Company is or becomes a "United States real property holding corporation" for United States federal income tax purposes and certain other requirements are met. The Company believes that it is not currently, and is not likely to become, a United States real property holding corporation. Assuming the Company is not a United States real property holding company, any such gain that is (or is treated as being) effectively connected will not be subject to withholding, but will be subject to United States federal income tax (and, in the case of corporate holders, possibly the United States branch profits tax). Non-United States Holders should consult applicable treaties, which may provide for different rules (including possibly the exemption of certain capital gains from tax).

  INDIVIDUALS

     In addition to the rules described above, an individual Non-United States Holder who holds Common Stock as a capital asset will generally be subject to tax at a 30% rate on any gain recognized on the disposition of such stock if such individual is present in the United States for 183 days or more in the taxable year of disposition and (i) has a "tax home" in the United States (as specifically defined under the United States federal income tax laws) or (ii) maintains an office or other fixed place of business in the United States to which the gain from the sale of the stock is attributable. Certain individual Non-United States Holders may also be subject to tax pursuant to provisions of United States federal income tax law applicable to certain United States expatriates.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as owned by an individual who is neither a citizen nor a resident (as defined for United States federal estate tax purposes) of the United States at the date of death will be subject to United States federal estate tax imposed upon the estates of non-residents who are not United States citizens, except to the extent that an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company or its designated paying agent (the "payor") must report annually to the Internal Revenue Service (the "Service") and to each Non-United States Holder the amount of dividends paid to, and the tax, if any, withheld with respect to, such holder. That information may also be made available to the tax authorities of the country in which the Non-United States Holder resides.

     United States federal backup withholding (imposed at a 31% rate on certain payment to nonexempt persons) and information reporting with respect to such withholding will generally not apply to dividends paid to a Non-United States Holder that are otherwise subject to withholding or taxed as effectively connected income as described above under "Dividends".

     The backup withholding and information reporting requirements also apply to the payment of gross proceeds to a Non-United States Holder upon the disposition of Common Stock by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address, and status as a Non-United States Holder or the holder otherwise establishes an exemption. Information reporting requirements (but not backup withholding if the payor does not have actual knowledge that the payee is a United States person) will apply to a payment of the proceeds of a disposition of Common Stock by or through a foreign office of (i) a United States broker, (ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States or (iii) a foreign broker that is a "controlled foreign corporation" for United States federal income tax purposes, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting will generally apply to a payment of the proceeds of a disposition of Common Stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States federal income tax liability, if any, provided that required information is furnished to the Service.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Stockholder and each of the underwriters named below (the "U.S. Underwriters"), and concurrently with the sale of 2,000,000 shares of Common Stock to the International Managers (as defined below), the Company and the Selling Stockholder have agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Company and the Selling Stockholder the number of shares of Common Stock set forth opposite its name below.

                                                                                    NUMBER OF
                                       U.S. UNDERWRITERS                              SHARES
                                                                                    ----------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated.........................................................
Morgan Stanley & Co. Incorporated.................................................

                                                                                     ---------
             Total................................................................   8,000,000
                                                                                     =========

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives") of the U.S. Underwriters.

     The Company and the Selling Stockholder have also entered into the international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International and Morgan Stanley & Co. International Limited are acting as representatives (the "International Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 8,000,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company and the Selling Stockholder have agreed to sell to each of the International Managers, and the International Managers severally have agreed to purchase from the Company and the Selling Stockholder an aggregate of 2,000,000 shares of Common Stock. The initial public offering price per share of the Common Stock and the total underwriting discount per share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such Purchase Agreement if any of such shares of Common Stock being sold pursuant to each such agreement are purchased. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters or International Managers (as the case may be) may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States persons or non-Canadian persons or to persons they believe intend to resell to persons who are non-United States persons or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.

     The U.S. Representatives have advised the Company and the Selling Stockholder that the U.S. Underwriters propose to offer the shares of Common Stock offered hereby to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price
less a concession not in excess of $          per share of Common Stock. The
U.S. Underwriters may allow, and such dealers may reallow, a discount not in
excess of $          per share of Common Stock on sales to certain other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company and the Selling Stockholder have granted an option to the U.S. Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 1,200,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company and the Selling Stockholder also have granted an option to the International Managers, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 300,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     At the request of the Company, the Underwriters have reserved up to 500,000 shares of Common Stock for sale at the initial public offering price to certain employees of the Company and other persons associated with the Company or affiliated with any director, officer or management employee of the Company who have expressed an interest in purchasing such shares. The number of shares of Common Stock available to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased by such employees at the closing of the Offerings will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby. Certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of Common Stock for a period of three months after the date of this Prospectus.


     The Company, the Selling Stockholder, each of the Company's directors and certain officers and CKI have agreed not to (except for the shares offered hereby and subject to certain exceptions in the case of the Company for the grant of, and the issuance of shares pursuant to the exercise of, employee stock options and the issuance of shares of Common Stock to CKI upon conversion of the non-voting common stock owned by it) directly or indirectly sell, offer to sell, grant any option for sale of, or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable into, or exercisable for, Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch. See "Shares Eligible For Future Sale."


     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation among the Company, the Selling Stockholder and the U.S. Representatives. Among the factors that will be considered in determining the initial public offering price are an assessment of the Company's recent results of operations, the future prospects of the Company and the industry in general, the price-earnings ratio and market prices of securities of other companies engaged in activities similar to the Company and prevailing conditions in the securities market. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     The Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "DSH." In order to meet the requirements for listing of the Common Stock on such exchange, the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     The Underwriters do not intend to confirm sales of the shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, New York, New York. Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Skadden, Arps, Slate, Meagher & Flom has from time to time represented, and may continue to represent, certain of the Underwriters. Mark N. Kaplan, a partner in the firm of Skadden, Arps, Slate, Meagher & Flom, is trustee of a trust for the benefit of Mark K. Berman and Allison A. Berman, which is one of the beneficial owners of the Selling Stockholder.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1995 and 1994 and the consolidated statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 1995 and the four months ended December 31, 1994 and the combined statements of operations, changes in stockholders' equity and cash flows of the Predecessor Companies for the eight months ended August 25, 1994 included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.


     The combined statements of operations, stockholders' equity and cash flows of Rio Sportswear, Inc. and affiliated companies for the year ended December 31, 1993 and the related financial statement schedule for the year then ended included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


     In 1994, the Company retained Coopers & Lybrand L.L.P. as accountants for the Company after the Company's management, in consultation with the Board of Directors, decided to replace Deloitte & Touche LLP. During 1993, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements (if not resolved to the satisfaction of Deloitte & Touche LLP) would have caused it to make reference to the subject matter of the disagreement in connection with their report. The report of Deloitte & Touche LLP on the 1993 Predecessor Companies' financial statements did not contain an adverse opinion or a disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles. Prior to the retention of Coopers & Lybrand L.L.P., neither the Company nor anyone on the Company's behalf consulted Coopers & Lybrand L.L.P. regarding either the application of accounting principles related to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington D.C. a Registration Statement on Form S-1 under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by this reference. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007 and at Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     Upon completion of the Offerings, the Company will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the addresses set forth above. The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by its independent certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

                         INDEX OF FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Reports of Independent Accountants....................................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and December 31, 1995.............  F-4
Combined Statements of Operations for the year ended December 31, 1993 and the eight months ended August 25, 1994, and Consolidated Statements of Operations for the four months ended December 31, 1994 and the year ended December 31, 1995.................  F-5
Combined Statements of Changes in Stockholder's Equity for the year ended December 31,
  1993 and the eight months ended August 25, 1994, and Consolidated Statements of
  Changes in Stockholder's Equity for the four months ended December 31, 1994 and the year ended December 31, 1995........................................................  F-6
Combined Statements of Cash Flows for the year ended December 31, 1993 and the eight months ended August 25, 1994, and Consolidated Statements of Cash Flows for the four months ended December 31, 1994 and the year ended December 31, 1995.................  F-7
Notes to Financial Statements.........................................................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Designer Holdings Ltd.:

     We have audited the consolidated balance sheets of Designer Holdings Ltd. (the "Company") as of December 31, 1995 and 1994, the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 1995 and the four months ended December 31, 1994, and the combined statements of operations, changes in stockholder's equity and cash flows of the Predecessor Companies for the eight months ended August 25, 1994. These financial statements are the responsibility of the Company's and the Predecessor Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Designer Holdings Ltd. as of December 31, 1995 and 1994, the consolidated results of their operations and their cash flows for the year ended December 31, 1995 and the four months ended December 31, 1994, and the combined results of operations and cash flows of the Predecessor Companies for the eight months ended August 25, 1994, in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

New York, New York
February 29, 1996, except for Note 1, the tenth

paragraph of Note 11, the thirteenth paragraph of


Note 13 and Note 16, for which the date is April 22, 1996.

                          INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders of
Rio Sportswear, Inc.

     We have audited the combined statements of operations, shareholders' equity and cash flows of Rio Sportswear, Inc. and affiliated companies (the "Predecessor Companies") for the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the combined results of operations and cash flows of the Predecessor Companies for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, New York

April 1, 1994

                             DESIGNER HOLDINGS LTD.

                          CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994         1995
                                                                         --------     --------
                                                                         (IN THOUSANDS, EXCEPT
                                                                               SHARE DATA)
ASSETS
Current assets:
  Cash.................................................................  $  1,432
  Receivables, net.....................................................    27,128     $118,400
  Inventory............................................................    31,907       69,510
  Deferred tax assets..................................................     2,147        8,065
  Prepaid expenses and other current assets............................     3,142        3,625
                                                                         --------     --------
          Total current assets.........................................    65,756      199,600
Property, plant and equipment, net.....................................     2,871        4,953
Prepaid royalties, net.................................................     7,500        6,084
Intangible assets, net.................................................    37,881       34,880
Deferred financing costs, net..........................................                  3,946
Deferred tax assets....................................................                    795
Other assets...........................................................       825          556
                                                                         --------     --------
          Total assets.................................................  $114,833     $250,814
                                                                         ========     ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current portion of long-term debt....................................  $  2,926     $  5,000
  Revolving credit loans...............................................                 97,016
  Due to factor........................................................     4,602
  Accounts payable.....................................................    15,323       24,857
  Accrued expenses.....................................................    15,044       30,090
  Income taxes payable.................................................       791       10,966
                                                                         --------     --------
          Total current liabilities....................................    38,686      167,929
  Long-term debt, less current portion.................................    52,255       50,403
  Deferred tax liabilities.............................................       886
                                                                         --------     --------
          Total liabilities............................................    91,827      218,332
                                                                         --------     --------
Commitments and contingencies (Note 13)
Stockholder's equity:
  Common stock, par value $.01 per share; authorized 75,000,000 shares;
     issued and outstanding 24,233,868 shares, pursuant to the
     reorganization in March 1995 and the stock split in April 1996....       242          242
  Paid-in capital......................................................    24,121       20,121
  Retained earnings....................................................     1,056       12,119
                                                                         --------     --------
                                                                           25,419       32,482
  Less, Notes receivable from related party............................    (2,413)
                                                                         --------     --------
          Total stockholder's equity...................................    23,006       32,482
                                                                         --------     --------
          Total liabilities and stockholder's equity...................  $114,833     $250,814
                                                                         ========     ========


    The accompanying notes are an integral part of the financial statements.

                             DESIGNER HOLDINGS LTD.

                            STATEMENTS OF OPERATIONS


                                               PREDECESSOR COMPANIES                THE COMPANY
                                                     (COMBINED)                    (CONSOLIDATED)
                                            ----------------------------    ----------------------------
                                                            EIGHT MONTHS    FOUR MONTHS
                                             YEAR ENDED        ENDED           ENDED         YEAR ENDED
                                            DECEMBER 31,     AUGUST 25,     DECEMBER 31,    DECEMBER 31,
                                                1993            1994            1994            1995
                                            ------------    ------------    ------------    ------------
                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
Net revenues..............................    $173,561        $ 93,969      $    102,038    $    462,122
Cost of goods sold........................     146,620          81,143            75,246         323,638
                                              --------        --------      ------------    ------------
Gross profit..............................      26,941          12,826            26,792         138,484
Selling, general and administrative
  expenses................................      23,323          12,318            20,079         100,391
                                              --------        --------      ------------    ------------
Operating income..........................       3,618             508             6,713          38,093
Interest expense..........................       1,808           1,142             2,557          16,160
                                              --------        --------      ------------    ------------
Income (loss) before income taxes.........       1,810            (634)            4,156          21,933
Provision (benefit) for income taxes......        (331)           (399)            2,239          10,870
                                              --------        --------      ------------    ------------
Net income (loss).........................    $  2,141        $   (235)     $      1,917    $     11,063
                                              ========        ========      ============    ============
Net income per share......................                                  $        .08    $        .46
                                                                            ============    ============
Weighted average shares outstanding.......                                    24,233,868      24,233,868
                                                                            ============    ============


    The accompanying notes are an integral part of the financial statements.

                             DESIGNER HOLDINGS LTD.

                 STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                                  COMMON     PAID-IN    RETAINED
                                                                   STOCK     CAPITAL    EARNINGS
                                                                  -------    -------    --------
                                                                          (IN THOUSANDS)
PREDECESSOR COMPANIES (Combined):
Balance, January 1, 1993........................................  $ 1,611    $ 4,200    $  4,649
Capital contributions...........................................                  15
Distributions to stockholders...................................                          (2,179)
Net income......................................................                           2,141
                                                                  --------   -------    --------
Balance, December 31, 1993......................................    1,611      4,215       4,611
Distributions to stockholders...................................                  (8)     (2,298)
Net loss........................................................                            (235)
                                                                  --------   -------    --------
Balance, August 25, 1994........................................    1,611      4,207       2,078
THE COMPANY (Consolidated):
Distributions to stockholder....................................                             (16)
Purchase of certain equity interests in predecessor companies...              (1,457)     (2,923)
Initial capitalization of Jeanswear Holdings, Inc...............              20,002
Net income......................................................                           1,917
Retroactive effect of issuance and exchange of common stock
  pursuant to reorganization, effective March 1995, and stock
  split, effective April 1996 (Note 1)..........................   (1,369)     1,369
                                                                  --------   -------    --------
Balance, December 31, 1994......................................      242     24,121       1,056
Purchase of remaining interests in
  predecessor companies.........................................              (4,000)
Net income......................................................                          11,063
                                                                  --------   -------    --------
Balance, December 31, 1995......................................  $   242    $20,121    $ 12,119
                                                                  ========   =======    ========


    The accompanying notes are an integral part of the financial statements.

                             DESIGNER HOLDINGS LTD.

                            STATEMENTS OF CASH FLOWS

                                                                           PREDECESSOR COMPANIES              THE COMPANY
                                                                                (COMBINED)                  (CONSOLIDATED)
                                                                        ---------------------------   ---------------------------
                                                                            YEAR       EIGHT MONTHS   FOUR MONTHS        YEAR
                                                                           ENDED          ENDED          ENDED          ENDED
                                                                        DECEMBER 31,    AUGUST 25,    DECEMBER 31,   DECEMBER 31,
                                                                            1993           1994           1994           1995
                                                                        ------------   ------------   ------------   ------------
                                                                                             (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss)...................................................    $  2,141       $   (235)      $  1,917      $   11,063
  Adjustments to reconcile net income (loss) to cash provided by (used
    in) operating activities:
    Depreciation......................................................         214             50            150             595
    Amortization......................................................                          6          1,480           3,426
    Loss on disposal of fixed assets..................................                                                       182
    Deferred interest.................................................                                                     1,653
    Provision for receivables.........................................         (26)             7            891          12,300
    Deferred income taxes.............................................        (823)          (224)          (122)         (7,599)
    Changes in assets and liabilities:
      Receivables.....................................................        (542)        (1,122)       (23,530)       (103,572)
      Inventory.......................................................      (6,961)         6,752         (1,493)        (37,603)
      Prepaid expenses and other current assets.......................        (331)          (103)           103            (611)
      Prepaid royalties...............................................                                    (9,500)          2,000
      Other assets....................................................         129            161           (702)            158
      Accounts payable................................................       3,637             67         (4,886)          9,534
      Accrued expenses................................................         100           (515)        15,481          15,163
      Income taxes payable............................................        (236)          (115)           673          10,175
                                                                          --------       --------       --------      ----------
        Net cash provided by (used in) operating activities...........      (2,698)         4,729        (19,538)        (83,136)
                                                                          --------       --------       --------      ----------
Cash flows from investing activities:
  Sale of equipment...................................................          21
  Purchase of ownership interest of predecessor companies.............                                   (24,000)
  Acquisition of license agreement and related assets.................                                   (10,314)
  Loan to related party...............................................                                    (2,350)
  Purchase of equipment...............................................                        (21)           (84)         (2,757)
                                                                          --------       --------       --------      ----------
        Net cash provided by (used in) investing activities...........          21            (21)       (36,748)         (2,757)
                                                                          --------       --------       --------      ----------
Cash flows from financing activities:
  Capital contributions...............................................          15                        20,002
  Proceeds from (payment of) notes payable to related party...........        (200)                       45,181         (45,181)
  Proceeds from note payable..........................................       5,142
  Advance from (payments to) factor...................................                                     4,602          (4,602)
  Proceeds from senior subordinated notes.............................                                                    30,000
  Proceeds from term loan.............................................                                                    25,000
  Increase in revolving credit loans..................................                                                    97,016
  Payment of note payable to factor...................................                                   (10,000)        (10,000)
  Distributions to stockholders/partners..............................      (2,179)        (2,306)           (16)         (1,495)
  Payment of notes payable............................................                     (2,871)        (2,400)
  Payment of term loan................................................                                                    (1,250)
  Financing costs paid................................................                                      (320)         (5,027)
                                                                          --------       --------       --------      ----------
        Net cash provided by (used in) financing activities...........       2,778         (5,177)        57,049          84,461
                                                                          --------       --------       --------      ----------
        Net increase (decrease) in cash...............................         101           (469)           763          (1,432)
Cash, beginning of period.............................................       1,037          1,138            669           1,432
                                                                          --------       --------       --------      ----------
        Cash, end of period...........................................    $  1,138       $    669       $  1,432      $       --
                                                                          ========       ========       ========      ==========
Supplemental disclosure of cash flow information:
Cash paid for interest................................................    $  1,845       $    996       $    445      $   16,448
                                                                          ========       ========       ========      ==========
Cash paid for income taxes............................................    $    796       $    253       $  2,079      $    7,340
                                                                          ========       ========       ========      ==========
Supplemental schedule of noncash investing and financing activities:
  The acquisition of license agreement and related assets and the purchase of ownership interests in predecessor companies included the following noncash amounts.....................................
        Fair value of net assets acquired.............................                                  $ 61,735
        Note payable issued to seller.................................                                   (20,000)
        Other liabilities created or assumed..........................                                    (7,421)
                                                                                                        --------
        Cash paid.....................................................                                  $ 34,314
                                                                                                        ========


    The accompanying notes are an integral part of the financial statements.

                             DESIGNER HOLDINGS LTD.

                         NOTES TO FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1. ORGANIZATION AND BASIS OF PRESENTATION

     Designer Holdings Ltd. ("Designer") (formerly, Denim Holdings Inc.) was incorporated on March 27, 1995 for the purpose of consolidating the ownership interests of Rio Sportswear, Inc. ("Rio Sportswear") and Jeanswear Holdings, Inc. ("Jeanswear"), the holding company for Calvin Klein Jeanswear Company ("CKJC"). Designer is a wholly-owned subsidiary of New Rio L.L.C. ("New Rio"), whose controlling equityholders are Arnold H. Simon and Charterhouse Equity Partners II, L.P. ("CEP II").

     The consolidated financial statements as of December 31, 1995 and 1994 and for the year ended December 31, 1995 and the four months ended December 31, 1994 include the accounts of Designer and its subsidiaries, Rio Sportswear, Jeanswear and CKJC and their respective subsidiaries (collectively, the "Company"). The combined statements of operations, stockholders' equity and cash flows for the year ended December 31, 1993 and the eight months ended August 25, 1994 include the accounts of five separate entities commonly controlled and managed by Mr. Simon and Stephen Huang (collectively, the "Predecessor Companies"). All significant intercompany balances have been eliminated in consolidation.


     The Company is principally engaged in developing, sourcing, producing and marketing designer sportswear for men, women, juniors and petites under the Calvin Klein Jeans Labels pursuant to a license agreement (the "CKJ License") with Calvin Klein, Inc. ("CKI"). The principal markets for the Company's products are a broad range of department stores and specialty retailers in the United States.


     In contemplation of a public offering of common stock, on April 22, 1996, Designer increased the number of authorized common stock to 75,000,000 shares, par value $.01 per share, and effected a 24,234-for-one stock split of its common stock. All share and per share amounts included in the accompanying financial statements of the Company have been restated to reflect the foregoing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition:

     Revenue from the sale of merchandise is recognized at the date of shipment to the customer. Allowances for estimated returns, discounts and credits are provided when a sale is recorded.

     The Company earns royalty fees from the licensing of the Rio tradename and the sublicensing of the Bill Blass tradename. The Company earns commissions as an agent for the manufacturing of private-label apparel for certain of its customers. Royalty income from the Rio and Bill Blass licensing rights is recognized on the basis of net sales generated by the licensee and commission income for acting as a manufacturing agent is recognized at the date merchandise is shipped to the private-label customer.

     Effective July 1, 1995, the Company also earns royalty fees from a distribution arrangement for the manufacturing, marketing and distribution of Calvin Klein Jeans Label products in Canada. Royalty fees are recognized as a percentage of net sales generated by the distributor.

  Cash and Cash Equivalents:

     The Company considers all highly-liquid temporary investments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

  Inventory:

     Inventory is stated at the lower of cost or market. Cost is determined by the average cost method.

                             DESIGNER HOLDINGS LTD.

                                 (IN THOUSANDS)

  Property, Plant and Equipment:

     Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation of property, plant and equipment is computed by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or lease terms. The cost and related accumulated depreciation or amortization of assets retired or sold are removed from the respective accounts, and any resulting gain or loss is included in the statement of operations.

  Intangible Assets:


     Goodwill arising from the acquisition described in Note 3 is amortized on a straight-line basis over fifteen years. Licensing rights resulting from obtaining the CKJ License are also amortized on a straight-line basis over fifteen years. The non-compete agreements entered into in connection with obtaining the CKJ License are effective over the term of the CKJ License, including renewals, and the related costs of the agreements are being amortized on a straight-line basis over fifteen years. The Company periodically evaluates the recoverability of its intangible assets and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors, such as business trends and prospects and market and economic conditions.


  Deferred Financing Costs:

     Deferred financing costs relate to the Company's debt refinancing (see Note
11) and are being amortized using the interest method over the terms of the underlying indebtedness of five and ten years. These costs are stated net of accumulated amortization of $1,006 at December 31, 1995.

  Income Taxes:

     The Company records deferred tax assets and liabilities for differences between the financial statement and tax bases of assets and liabilities ("temporary differences") at enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

  Management Estimates:

     The financial statements are prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates relate to sales returns, discounts and allowances. Actual results could differ from those estimates.

  Recently Issued Accounting Standards:

     In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " ("SFAS No. 121"), was issued and is effective January 1, 1996. SFAS No. 121 requires that in the event certain facts and circumstances indicate an asset may be impaired, an evaluation of recoverability must be performed to determine whether or not the carrying amount of the asset is required to be written down. The Company does not expect the adoption of this statement to have a material effect on its financial condition or results of operations.

                             DESIGNER HOLDINGS LTD.

                                 (IN THOUSANDS)

3. REORGANIZATION AND ACQUISITION

     The formation of Designer and its acquisitions of Rio Sportswear and Jeanswear has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests effective August 26, 1994.

     New Rio and its wholly-owned subsidiary, Rio Sportswear, were formed in July and August 1994, respectively, for the purpose of combining the business activities of the Predecessor Companies which were jointly engaged in the designing, sourcing, marketing and distribution of jeans and jeans-related products under the Rio, Bill Blass and certain private label tradenames.

     On August 4, 1994, Mr. Simon contributed a portion of his interests in the Predecessor Companies to Rio Sportswear in exchange for a $20,000 preferential equity interest in New Rio. Mr. Simon also granted an option, which was exercised in April 1995, to Rio Sportswear to acquire his remaining residual interests in the Predecessor Companies for $4,000. The consideration exchanged comprised cash of $1,345 and the cancellation of notes receivable from Mr. Simon amounting to $2,655. The transaction was accounted for as a redemption of equity securities.

     On August 25, 1994, CEP II loaned $24,849 to Rio Sportswear. The proceeds of this loan were used to fund the purchase of the interests of Mr. Huang in the Predecessor Companies for $24,000, excluding costs of the acquisition. This transaction resulted in a change in control of the Predecessor Companies.

     The contribution of Mr. Simon's interests in the Predecessor Companies and the acquisition of Mr. Huang's interests have been accounted for in accordance with the consensus reached by the Emerging Issues Task Force of the Financial Accounting Standards Board in Issue 88-16, "Basis in Leveraged Buyout Transactions" ("EITF 88-16"). Under the provisions of EITF 88-16, the interests of Mr. Simon in the Predecessor Companies have been carried over to Rio Sportswear at their historical cost bases. The purchase of Mr. Huang's interests in the Predecessor Companies has been accounted for as a step acquisition, accordingly, the purchase price has been allocated to the assets and liabilities of the Predecessor Companies represented by Mr. Huang's interests based on their estimated fair values at August 25, 1994. This allocation resulted in the recognition of $21,283 in goodwill.

     The final purchase price is subject to adjustment based upon an audit of the combined balance sheet of the Predecessor Companies as of August 25, 1994. Based on the audited balance sheet, the purchase price should be reduced by approximately $903; however, the final determination is subject to review by Mr. Huang and this review is not yet complete.


     The purchase agreement also provides for contingent consideration of up to $2,000 to be paid to Mr. Huang if net sales of Rio Sportswear, as defined, reach certain levels in each of the next three years. In addition, $2,000 (net of any payments as described in the prior sentence) may be due upon a public offering of Rio Sportswear or an affiliate of Rio Sportswear. Such contingent consideration, if paid, will increase goodwill.



     At the time Rio Sportswear acquired the Predecessor Companies, CEP II formed Jeanswear and its wholly-owned subsidiary, CKJC. On August 4, 1994, CKJC entered into the CKJ License with CKI and purchased certain other assets from Calvin Klein Sport, Inc. ("CKS") (see Note 4).


     In connection with these acquisitions, Mr. Simon and CEP II entered into an operating agreement to jointly control and operate the businesses of these entities. Mr. Simon and CEP II also agreed to grant each other a right to require the contribution of Jeanswear by CEP II to New Rio in exchange for a $20,000 preferential equity interest in New Rio, pari passu with the existing $20,000 preferential equity interest acquired by Mr. Simon in connection with the transfer of his ownership interests in the Predecessor Companies to New Rio. This right was exercised by both parties effective March 1995. As a result, Jeanswear became a wholly-owned subsidiary of Designer.

                             DESIGNER HOLDINGS LTD.

                                 (IN THOUSANDS)

4. CALVIN KLEIN LICENSE


     On August 4, 1994, CKJC entered into the CKJ License with CKI whereby CKJC obtained the right to manufacture, market and distribute, among other things, jeans, shirts, shorts, skirts, jackets and overalls under the Calvin Klein Jeans labels. The CKJ License expires on December 31, 2004, with an option to renew for four additional ten-year periods provided certain minimum sales levels are achieved. As part of the transaction, the Company also advanced CKI $9,500 for future royalties payable under the CKJ License, acquired on-hand inventory, was required to acquire two manufacturing facilities, and entered into noncompete agreements with CKI and two of its principal officers.


     The total consideration for the transaction of $45,900, including costs of approximately $5,400, was allocated to the individual assets acquired, including identified intangibles, based upon their estimated fair values.

     The royalty advance of $9,500 represents a prepayment for which the Company will receive a $12,500 credit against future royalty payments in quarterly installments of $500. The difference between the advance and the credit of $3,000 is being amortized as a reduction of royalty expense in proportion to the utilization of the credit under the agreement.

     The above transaction was financed with (i) $20,000 in capital contributions by CEP II; (ii) certain proceeds from a $20,332 loan from CEP II; and, (iii) the issuance of a $20,000 note payable to CKS which was subsequently assigned to a bank.

     The acquisition costs incurred in connection with the transactions described above and in Note 3 include $650 in investment advisory fees to a related party. Such costs are included in accrued expenses at December 31, 1994 and were paid in 1995.

5. RECEIVABLES AND FACTORING AGREEMENTS

     Receivables consist of the following:

                                                                          DECEMBER 31,
                                                                      --------------------
                                                                       1994         1995
                                                                      -------     --------
    Due from factor.................................................  $24,062     $100,692
    Trade receivables...............................................    4,318       21,220
    Other receivables...............................................      444       10,484
                                                                      -------     --------
                                                                       28,824      132,396
    Less, allowances for sales returns, discounts, credits and
      doubtful accounts.............................................   (1,696)     (13,996)
                                                                      -------     --------
                                                                      $27,128     $118,400
                                                                      =======     ========

     Rio Sportswear and CKJC have factoring agreements with a financial institution (the "Factor") that require the sale of all trade accounts receivable to the Factor except for export sales, which are sold to the Factor at the option of Rio Sportswear and CKJC. In addition, all related sales orders must be submitted to the Factor for credit approval prior to shipment. The Factor collects all cash remittances on receivables factored and assumes credit risk on all approved sales. Factored receivables are reflected on the balance sheet in the due from factor account. The Company holds no collateral with respect to amounts due from Factor.

     Prior to the debt refinancing on April 28, 1995 (see Note 11), the agreements provided that, upon request, the Factor may advance funds to Rio Sportswear and CKJC based upon specified levels of eligible accounts receivable and inventory. Such advances were recorded as a reduction in the due from factor account. In addition, Rio Sportswear and CKJC had letter of credit agreements with the Factor pursuant to

                             DESIGNER HOLDINGS LTD.

                                 (IN THOUSANDS)

which the Factor would open letters of credit for the purchase of inventory in its sole discretion. Drawdowns on these letters of credit were charged as an advance under the factoring agreements.

     In connection with the debt refinancing (see Note 11), all advances under the factoring agreements were repaid, the letter of credit agreements were terminated and the Factor and the Company agreed not to engage in any further advances, borrowings or other financing transactions under the factoring agreements. The Company, however, continues to factor its receivables with the Factor and such factored receivables are included in the collateral to borrowings outstanding under the new financing.

6. INVENTORY

     The components of inventory are summarized as follows:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Raw materials...................................................   $ 1,027     $ 1,536
    Work-in-process.................................................       671       4,091
    Finished goods..................................................    30,209      63,883
                                                                       -------     -------
                                                                       $31,907     $69,510
                                                                       -------     -------

     Finished goods inventory includes in-transit amounts of $9,138 and $7,377 at December 31, 1994 and 1995, respectively.

7. NOTES RECEIVABLE FROM RELATED PARTY

     During 1994, Rio Sportswear made $2,350 in loans to Mr. Simon, bearing interest at the prime rate plus 3%. At December 31, 1994, notes receivable from Mr. Simon include accrued interest of approximately $63. This interest was forgiven in 1995 and no further interest was accrued. The loans were repaid in connection with the purchase of the remaining interests in the Predecessor Companies as described in Note 3. At December 31, 1994, the notes receivable were treated as a reduction of stockholder's equity.

8. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1994       1995
                                                                         ------     ------
    Land...............................................................  $   12     $   12
    Buildings..........................................................   1,400      1,400
    Machinery and equipment............................................   1,379      1,481
    Computer equipment.................................................     143      1,146
    Furniture, fixtures and office equipment...........................     520      1,039
    Leasehold improvements.............................................     148        806
                                                                         ------     ------
                                                                          3,602      5,884
    Less, accumulated depreciation and amortization....................    (731)      (931)
                                                                         ------     ------
                                                                         $2,871     $4,953
                                                                         ======     ======

                             DESIGNER HOLDINGS LTD.

                                 (IN THOUSANDS)

9. INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Goodwill.........................................................  $21,805     $21,283
    Licensing rights.................................................    9,736       9,736
    Noncompete agreements............................................    7,500       7,500
    Other............................................................                  211
                                                                       -------     -------
                                                                        39,041      38,730
    Less, accumulated amortization...................................   (1,160)     (3,850)
                                                                       -------     -------
                                                                       $37,881     $34,880
                                                                       =======     =======

     During 1995, the Company reduced goodwill by $522 to reflect the final determination of certain purchase accounting adjustments.

10. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Accrued compensation.............................................  $ 4,921     $ 5,995
    Accrued royalties................................................    3,228      13,382
    Other............................................................    6,895      10,713
                                                                       -------     -------
                                                                       $15,044     $30,090
                                                                       =======     =======

11. FINANCING

     Borrowings outstanding under financing arrangements consist of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Revolving credit loans...........................................              $97,016
                                                                                   =======
    Long-term debt:
      Notes payable to CEP II........................................  $45,181
      Note payable to bank...........................................   10,000
      Term loan......................................................              $23,750
      Senior subordinated notes, including deferred interest.........               31,653
                                                                       -------     -------
                                                                        55,181      55,403
    Less, current portion............................................   (2,926)     (5,000)
                                                                       -------     -------
                                                                       $52,255     $50,403
                                                                       =======     =======

     In connection with the transactions described in Notes 3 and 4, CEP II loaned the Company $45,181. These loans had a one-year term and bore interest at the prime rate plus 3%. On May 1, 1995, the Company concluded a long-term refinancing of its indebtedness to CEP II ($45,181) and a financial institution

                             DESIGNER HOLDINGS LTD.

                                 (IN THOUSANDS)

($10,000). Interest expense under the CEP II indebtedness was $1,259 and $1,806 for the four months ended December 31, 1994 and the year ended December 31, 1995, respectively.

     The new financing consists of a senior credit facility and a subordinated loan. The senior credit facility involves several lenders and consists of (i) a revolving credit facility which provides for the issuance of loans and letters of credit up to $115,000, limited, in the aggregate, to specified percentages of eligible factored receivables and inventory, as defined, and, with respect to open letters of credit, limited to $45,000; and (ii) a term loan of $25,000. This facility may be terminated by the Company or the lenders on April 28, 2000 or each anniversary thereafter.

     Borrowings under the revolving credit facility are made under revolving credit notes which mature upon termination of the agreement. However, the agreement requires that customer remittances paid directly to the Factor be assigned to the lenders and used to reduce the outstanding borrowings. The agreement also contains a provision whereby borrowings under the revolving credit facility require that there be no material adverse change in the Company's business or condition. As a result, the revolving credit loans are classified as current in the accompanying balance sheet. The Company expects to maintain substantially all of these borrowings as outstanding over the next year.

     On September 15, 1995, the revolving credit facility was temporarily increased by $10,000 and on November 8, 1995, it was further increased by another $10,000, subject to the same limitations as previously described. These increases expire on March 29, 1996.

     At December 31, 1995, open letters of credit and open collection letters amounted to $21,441.

     The term loan is payable in quarterly principal installments of $1,250 commencing December 31, 1995 ($5,000 annually from 1996 through 1999) and a final installment of $3,750 on March 31, 2000. The term loan agreement requires prepayments of the latest installments based on excess cash flows as defined in the agreement. If the term loan is refinanced prior to April 28, 1997, the Company will be subject to a prepayment fee.

     Borrowings outstanding under revolving credit loans and the term loan bear interest at one month LIBOR plus 2.75% or the Chemical Bank of New York prime rate plus 1.25%, adjustable monthly. Letters of credit bear applicable drawing and maintenance fees. The weighted average interest rate on short term borrowings outstanding at December 31, 1995 was 9.1%. The Company pays a commitment fee of 1/2 of 1% on the unused portion of the revolving credit commmitment.

     Under a subordinated loan agreement, Designer issued Senior Subordinated Notes (the "Subordinated Loan") for $30,000. The Subordinated Loan bears a current interest rate of 12%, payable in June and December of each year, and a deferred interest rate of 8% for the first two years, increasing 1% per annum each year thereafter, compounded annually, and payable upon maturity or prepayment of any portion of the principal amount of the Subordinated Loan to which the deferred interest relates. At December 31, 1995, deferred interest amounted to approximately $1,653 and is included in the Subordinated Loan account. The Subordinated Loan is payable in installments of $5,000 on April 28, 2002, $10,000 each on April 28, 2003 and 2004 and the remaining balance on April 28, 2005. Prepayments are subject to a prepayment fee during the first two years of the loan. The Company intends to prepay the Subordinated Loan with the estimated proceeds to the Company from the proposed initial public offering of common stock described in Note 1. If the prepayment occurs prior to June 30, 1996, the Company will record an extraordinary charge consisting of the prepayment fee of approximately $3,000 and the write-off of related deferred financing costs. The Subordinated Loan is subordinate to amounts outstanding under the senior credit facility.

     Amounts outstanding under the senior credit facility are collateralized by substantially all the assets of the Company. The senior credit facility and the Subordinated Loan agreements contain restrictive covenants

                             DESIGNER HOLDINGS LTD.

                                 (IN THOUSANDS)

which, among other requirements, prohibit the payment of dividends or stock repurchases and restrict additional indebtedness, leases, capital expenditures, investments and a sale of assets or merger of the Company with another entity. The covenants, as amended March 8, 1996, also require the Company to meet certain financial ratios and maintain minimum levels of net worth.

     The carrying amount for the revolving credit loans and the term loan approximates fair value because the underlying instruments are variable rate notes which reprice frequently. It is not practicable to estimate the fair value of the Subordinated Loan based on the lack of available information for similar instruments of privately-held entities.

12. INCOME TAXES

     The provision (benefit) for income taxes consists of the following:


                                            PREDECESSOR COMPANIES                THE COMPANY
                                                  (COMBINED)                   (CONSOLIDATED)
                                         ----------------------------    ---------------------------
                                             YEAR        EIGHT MONTHS    FOUR MONTHS       YEAR
                                            ENDED           ENDED           ENDED          ENDED
                                         DECEMBER 31,     AUGUST 25,     DECEMBER 31,   DECEMBER 31,
                                             1993            1994           1994            1995
                                         ------------    ------------    -----------    ------------
    Current:
      Federal..........................     $  317                         $ 1,634        $ 13,329
      State and local..................        175          $ (175)            727           5,140
                                            ------          ------         -------        --------
                                               492            (175)          2,361          18,469
                                            ------          ------         -------        --------
    Deferred:
      Federal..........................       (797)           (207)            (25)         (5,628)
      State and local..................        (26)            (17)            (97)         (1,971)
                                            ------          ------         -------        --------
                                              (823)           (224)           (122)         (7,599)
                                            ------          ------         -------        --------
              Total....................     $ (331)         $ (399)        $ 2,239        $ 10,870
                                            ======          ======         =======        ========

     The components of deferred tax assets and liabilities are as follows:

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1994       1995
                                                                         ------     ------
    Deferred tax assets, current:
      Inventory basis adjustment.......................................  $  373     $  946
      Reserves and accrued expenses....................................   1,774      7,119
                                                                         ------     ------
                                                                         $2,147     $8,065
                                                                         ======     ======
    Deferred tax assets, noncurrent:
      Net operating loss carryforwards.................................  $   27     $  826
      Deferred interest................................................                711
                                                                         ------     ------
                                                                         $   27     $1,537
                                                                         ======     ======
    Deferred tax liabilities, noncurrent:
      Depreciation of property, plant and equipment....................  $  (56)    $  (96)
      Amortization of intangible assets................................    (857)      (646)
                                                                         ------     ------
                                                                         $ (913)    $ (742)
                                                                         ======     ======

                             DESIGNER HOLDINGS LTD.

                                 (IN THOUSANDS)

     The provision (benefit) for income taxes differs from the amount computed by applying the statutory Federal income tax rate to pre-tax income as follows:

                                             PREDECESSOR COMPANIES
                                                   (COMBINED)                    THE COMPANY
                                           --------------------------           (CONSOLIDATED)
                                                             EIGHT       ----------------------------
                                               YEAR          MONTHS      FOUR MONTHS         YEAR
                                              ENDED          ENDED          ENDED           ENDED
                                           DECEMBER 31,    AUGUST 25,    DECEMBER 31,    DECEMBER 31,
                                               1993           1994           1994            1995
                                           ------------    ----------    ------------    ------------
    Tax provision (benefit) at statutory
      Federal income tax rate.............    $  615         $ (207)        $1,455         $  7,677
    State income taxes, net of Federal
      benefit.............................        97                           410            2,031
    Nondeductible goodwill amortization...                                     227              493
    S corporation/partnership income not
      subject to tax......................      (373)
    Income tax liability assumed by
      stockholder upon conversion to S
      Corporation status..................      (622)
    Other.................................       (48)          (192)           147              669
                                              ------         ------         ------         --------
                                              $ (331)        $ (399)        $2,239         $ 10,870
                                              ======         ======         ======         ========

     Prior to August 26, 1994, the results of operations reflect the Predecessor Companies which included two S corporations and a partnership which were not subject to Federal and state income taxes. One of these entities converted from a C corporation to an S corporation in 1993. As a result, $622 of deferred taxes payable became the responsibility of a stockholder and were treated as a reduction of deferred tax expense.

     As of December 31, 1995, the Company has a net operating loss carryforward for Federal income tax purposes of approximately $1,922 which expires in 2010.

13. COMMITMENTS AND CONTINGENCIES

  Leases:

     The Company leases showrooms, office facilities, warehouses, equipment and automobiles under noncancelable operating leases. In addition to minimum rental payments, these leases require payment of various expenses incidental to the use of the property and, in some cases, provide for rent adjustments based upon changes in the consumer price index. Rent expense under these leases approximated $1,238, $871, $262 and $1,807 for the year ended December 31, 1993, the eight months ended August 25, 1994, the four months ended December 31, 1994 and the year ended December 31, 1995, respectively. Included in rent expense in 1993 and the eight months ended August 25, 1994 is $840 and $560, respectively, for office and warehouse facilities leased from a then owner of the Company.

     Future minimum rental payments required under these leases in the aggregate and for each of the next five years, exclusive of a lease currently under renegotiation, are as follows:

        Year ending December 31:
          1996..............................................................  $2,616
          1997..............................................................   1,896
          1998..............................................................   1,009
          1999..............................................................     710
          2000..............................................................     476
          Thereafter........................................................   2,601
                                                                              ------
                                                                              $9,308
                                                                              ======

                             DESIGNER HOLDINGS LTD.

                                 (IN THOUSANDS)

     In April 1995, the Company executed, subject to the approval of the Company's board of directors, a triple net ten-year lease for a warehouse to be constructed and available for occupancy during 1997. The terms of this lease, which are presently being renegotiated, provide for an initial annual base rent of approximately $1,500, adjusted for increases in the consumer price index, and contain two five-year renewal options.

  License Agreements:


     CKJ LICENSE. CKJC has the CKJ License with CKI to use the Calvin Klein Jeans Labels for jeans and jeans-related products in the United States, Canada, Mexico, Guatemala, Belize, Honduras, Nicaragua, Costa Rica, Panama, Columbia, Ecuador, Brazil, Peru, Bolivia, Paraguay and Chile. The CKJ License requires royalty and advertising fee payments based on percentages of sales, as defined. It also requires minimum annual royalty fee payments of approximately $4,500 in 1995 which increase to approximately $11,400 by 2004. Royalty and advertising fees aggregated approximately $5,985 and $36,065 for the four months ended December 31, 1994 and the year ended December 31, 1995, respectively, and are included in selling, general and administrative expenses. The CKJ License expires December 31, 2004, with an option to renew for four additional ten-year periods providing certain minimum sales levels are achieved. It also contains covenants which require Jeanswear to meet certain net worth and debt-to-net worth levels.


     Effective July 1, 1995, CKJC entered into a distribution agreement for the sale of Calvin Klein Jeans Label products in Canada. The agreement provides for royalty and advertising fee payments to CKJC based on percentages of sales of the distributor, as defined. The agreement also requires minimum annual royalty fee payments of approximately $1,800 in 1996 which increase to approximately $3,000 in 1999. Royalty fees approximated $791, net of royalty fee payments due CKI by CKJC, under this agreement from its inception (July 1, 1995) to December 31, 1995 and are included in net revenues. The initial term of this agreement is through December 31, 1995 with an option to renew for four additional one-year terms. The agreement has been renewed for 1996.

     The Company also has entered into a distribution agreement for Calvin Klein Jeans Label childrens apparel in the United States, effective January 1, 1996. Under this agreement CKJC will receive royalty and advertising fees based on percentages of sales of the distributor, as defined. The agreement will continue through December 31, 2004 with an option to renew the agreement for four additional ten year terms if CKJC has renewed the license agreement with CKI and the distributor has met certain minimum net sales thresholds.

     BILL BLASS LICENSE. Rio Sportswear has a licensing agreement with Bill Blass Ltd. to use the Bill Blass labels in connection with the manufacture, distribution and sale of women's jeans and jeans-related skirts, dresses and jackets in the Western Hemisphere. The agreement requires royalty fee payments based on percentages of sales, as defined, subject to a minimum annual royalty fee payment of $1,000. Royalty fees approximated $2,948, $1,800, $893 and $2,354 under this agreement for the year ended December 31, 1993, the eight months ended August 25, 1994, the four months ended December 31, 1994 and the year ended December 31, 1995, respectively, and are included in selling, general and administrative expenses. The agreement expires on December 31, 1997 and contains an option to renew for an additional three-year period and a further option to renew for an additional ten-year period for which minimum annual royalty fee payments during such ten-year period will increase to $1,500.

     BILL BLASS SUBLICENSE AND RIO LICENSE. In December 1995, Rio Sportswear entered into an agreement, commencing January 1, 1996, to (i) sublicense its rights under the Bill Blass licensing agreement, (ii) grant a license of its Rio tradename for use on a full line of products, exclusive of certain womens shirts and tops and childrenswear, and (iii) place the manufacture of its private label business, all with a manufacturer affiliated with a primary supplier to the Company. In connection with this agreement, Rio Sportswear sold its remaining

                             DESIGNER HOLDINGS LTD.

                                 (IN THOUSANDS)

inventory of Bill Blass, Rio and private label products to the manufacturer and incurred a loss in connection with the sale of approximately $4,400.


     Under the terms of the agreement, Rio Sportswear will earn a royalty fee based on sales orders accepted by the manufacturer. In addition, Rio Sportswear will continue to market the products under the agreement and is required to pay substantially all selling expenses, as stipulated in the agreement, including the maintenance of a showroom and sales staff. The agreement requires minimum annual royalty fee payments in addition to the minimum royalties payable to Bill Blass, of approximately $667 for 1996 which increase to approximately $1,000 for 1998 and thereafter. The initial term of the agreement expires on December 31, 2005 and is renewable for five additional ten-year periods.


  Multi-Employer Pension Plan:

     The Company contributes to a multi-employer defined benefit pension plan on behalf of union employees of its two manufacturing facilities and a warehouse and distribution facility. Contribution expense is determined in accordance with the provisions of collective bargaining agreements and amounted to $85 and $1,438 for the four months ended December 31, 1994 and the year ended December 31, 1995, respectively. Under the Employee Retirement Income Security Act, as amended, an employer upon withdrawal from a multi-employer plan is required to continue funding its proportionate share of the plan's unfunded vested benefits. The plan administrator has not provided the Company with information regarding its proportionate share of the plan's unfunded vested benefits (for withdrawal liability purposes); however, the Company has no immediate intention of withdrawing from the plan. Under the purchase agreement to the assets acquired with the Calvin Klein license, the Company's obligation from any such withdrawal is limited to $3,500 and CKI is responsible for any additional liability. In 1995, the Company acquired a lease on a warehouse and distribution facility from CKI. Pursuant to this agreement, CKI indemnified the Company for any pension withdrawal liability at a rate of 100% decreasing to 25% of such liability, in annual decrements of 15%, in each of the first five years subsequent to the acquisition of the lease. The remaining 25% indemnification will remain in effect through the initial term of the lease which expires in June 1999.

  Other Commitments:

     CKJC has employment agreements with certain employees which, in addition to base salaries, provide incentive bonuses based upon net sales, as defined, in excess of certain minimum amounts.

     The Company has guaranteed to a fabric supplier the payment of up to $1,300 in trade accounts payable of two of its contractors.

  Litigation:

     In 1990, an action was filed against Rio Sportswear and certain other defendants alleging, among other things, that the Company infringed a patent held by the plaintiffs relating to acid wash processes used in the manufacture of jeanswear having a random fade effect. Similar suits are pending against the major manufacturers of such jeanswear. The plaintiffs seek damages against all defendants in unspecified amounts. No trial date has been set. Rio Sportswear had received a proposal from plaintiffs offering to settle the litigation, which was subsequently withdrawn, and Rio Sportswear made a counterproposal, which has also been withdrawn. There can be no assurance that plaintiffs will make or consider further settlement proposals with respect to the litigation. If the parties are unable to reach a settlement, Rio Sportswear intends to contest the action vigorously. The outcome of litigation is inherently unpredictable and, in the event that no settlement were reached and Rio Sportswear were found to have infringed the patent in suit, damages and attorneys' fees could be assessed against Rio Sportswear. No assurance can be given that such damages and fees would not have a material adverse effect upon the Company's results of operations or cash flows in the

                             DESIGNER HOLDINGS LTD.

                                 (IN THOUSANDS)

period in which the judgment is rendered; however, the Company believes that any such damages and fees would not have a material adverse effect upon the Company's financial position.

     The Company is subject to other legal proceedings for which the outcome, in the opinion of management, is not expected to have a material adverse effect on results of operations, financial position or cash flows.

14. SIGNIFICANT CUSTOMERS

     For the year ended December 31, 1993, one customer accounted for approximately 18% of gross sales. For the eight months ended August 25, 1994, three customers accounted for approximately 36% of gross sales. For the four months ended December 31, 1994, one customer accounted for approximately 11% of gross sales. For the year ended December 31, 1995, two customers accounted for approximately 27% of gross sales.

15. STOCK OPTION AND INCENTIVE PLAN

     The Company's Board of Directors has approved in principle the Designer Holdings Ltd. 1996 Stock Option and Incentive Plan (the "Stock Plan"). The Stock Plan is expected to be approved by the stockholders of the Company prior to the initial public offering.

     Pursuant to the Stock Plan, executive officers, key employees and consultants of the Company are eligible to receive awards of stock options, stock appreciation rights, limited stock appreciation rights and restricted stock. Under the Stock Plan, the Company has reserved 2,288,200 shares of Common Stock for issuance of awards under the Stock Plan (subject to antidilution and similar adjustments).


16. SUBSEQUENT EVENTS



     CKJ LICENSE AMENDMENTS



     On April 22, 1996, the CKJ License was amended to provide for, among other things, the (i) modification of the term of the CKJ License from a ten-year initial term with four ten-year renewal terms to a forty-year initial term with one ten-year renewal term, (ii) modification of net sales thresholds, (iii) extension of the term of the CKJ License for the Khaki Collection from ten years to forty years, (iv) granting to the Company the non-exclusive right to sell caps for the term of the CKJ License, (v) expansion of the geographical territory for the Khaki Collection, (vi) addition of certain territories in Central and South America to the CKJ License, and (vii) liberalization of certain covenants. As consideration for such amendments, the Company issued 1,275,466 shares of non-voting common stock to CKI. Such shares are convertible at any time upon notice to the Company into an equal number of shares of common stock. CKI has agreed to hold such shares for at least 18 months following the effective date of the proposed initial public offering of the Company's common stock, although the Company has granted CKI certain "piggy-back" registration rights that can be exercised at any time after the shares are converted into voting common stock.



     The value of the shares issued to CKI of $16,836 will be recorded as capitalized licensing rights and amortized over forty years, the adjusted term of the CKJ License. Had the transaction been consummated at December 31, 1995, intangible assets, total assets and stockholder's equity would have been $51,716, $267,650, and $49,318, respectively.



     EMPLOYMENT AGREEMENT



     As of April 22, 1996, the Company entered into an employment agreement with Mr. Simon, which becomes effective upon the closing of the proposed initial public offering of the Company's Common Stock. The agreement, which expires on December 31, 1998, provides for Mr. Simon to be President and Chief Executive Officer of the Company at an annual base salary of not less than $1,500. The agreement also

                             DESIGNER HOLDINGS LTD.

                                 (IN THOUSANDS)


provides for an annual cash bonus based on a percentage of adjusted earnings before interest, taxes and certain non-cash charges (as defined). In addition, upon certain events of termination and change in control of the Company, the agreement provides that Mr. Simon will be entitled to certain payments, provided that the maximum amount payable shall not exceed $9,000 in the aggregate.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
The Company...........................   11
Dividend Policy.......................   12
Use of Proceeds.......................   12
Capitalization........................   13
Dilution..............................   14
Unaudited Pro Forma Financial
  Information.........................   15
Selected Financial Information........   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   22
Management............................   32
Certain Transactions..................   38
Principal and Selling Stockholders....   39
Description of Capital Stock..........   40
Description of Indebtedness...........   43
Shares Eligible for Future Sale.......   45
Certain United States Federal Tax
  Consequences to Non-United States
  Holders.............................   46
Underwriting..........................   48
Legal Matters.........................   50
Experts...............................   50
Additional Information................   51
Index of Financial Statements.........  F-1

     UNTIL           , 1996 (  DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               10,000,000 SHARES

                             DESIGNER HOLDINGS LTD.

                                  COMMON STOCK

                                      LOGO

                              --------------------

                                   PROSPECTUS

                             ---------------------

                              MERRILL LYNCH & CO.

                              MORGAN STANLEY & CO.
                                  INCORPORATED
                                           , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                                      LOGO

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                             SUBJECT TO COMPLETION

                    PRELIMINARY PROSPECTUS DATED MAY 6, 1996


PROSPECTUS

                               10,000,000 SHARES

                             DESIGNER HOLDINGS LTD.
                                  COMMON STOCK
                            ------------------------

     Of the 10,000,000 shares of Common Stock offered hereby, 5,000,000 shares are being sold by Designer
Holdings Ltd. and 5,000,000 shares are being sold by the Selling Stockholder of the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.

     Of the 10,000,000 shares of Common Stock offered hereby, 2,000,000 shares are being offered outside the United States and Canada by the International Managers and 8,000,000 shares are being offered in the United States and Canada by the U.S. Underwriters. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings.

     Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14 and $16 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial price of the Common Stock.

     The Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "DSH."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
                                                                                       PROCEEDS TO
                                     PRICE         UNDERWRITING       PROCEEDS TO        SELLING
                                   TO PUBLIC       DISCOUNT(1)      THE COMPANY(2)     STOCKHOLDER
- ------------------------------------------------------------------------------------------------------
Per Share.....................         $                $                 $                 $
- ------------------------------------------------------------------------------------------------------
Total(3)......................         $                $                 $                 $
                                -               -                 -                 -
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------



(1) The Company and the Selling Stockholder have agreed to indemnify the several International Managers against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."


(2) Before deducting expenses of the Offerings payable by the Company estimated at $2,950,000.


(3) The Company and the Selling Stockholder have granted the International Managers and the U.S. Underwriters options, exercisable within 30 days after the date of this Prospectus, to purchase up to 300,000 and 1,200,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholder
    will be $          , $          , and $          , respectively. See
    "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the International Managers, subject to prior sale, when, as and if issued and accepted by them, subject to approval of certain legal matters by counsel for the International Managers and certain other conditions. The International Managers reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New
York, New York on or about                  , 1996.
                            ------------------------

MERRILL LYNCH INTERNATIONAL  MORGAN STANLEY & CO.
                                                        INTERNATIONAL
                            ------------------------

               The date of this Prospectus is             , 1996.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the international purchase agreement (the "International Purchase Agreement") among the Company, the Selling Stockholder and each of the underwriters named below (the "International Managers"), and concurrently with the sale of 8,000,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company and the Selling Stockholder have agreed to sell to the International Managers, and each of the International Managers severally has agreed to purchase from the Company and the Selling Stockholder the number of shares of Common Stock set forth opposite its name below.

                                                                                    NUMBER OF
                              INTERNATIONAL MANAGERS                                  SHARES
- ----------------------------------------------------------------------------------  ----------
Merrill Lynch International.......................................................
Morgan Stanley & Co. International Limited........................................
                                                                                     ---------
             Total................................................................   2,000,000
                                                                                     =========

     The Company and the Selling Stockholder have also entered into the U.S. purchase agreement (the "U.S. Purchase Agreement") with certain other underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. are acting as Representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement and concurrently with the sale of 2,000,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company and the Selling Stockholder have agreed to sell to each of the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Company and the Selling Stockholder an aggregate of 8,000,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of the Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of such shares of Common Stock being sold pursuant to each such Purchase Agreement are purchased. Under certain circumstances, the commitments of non-defaulting International Managers or U.S. Underwriters (as the case may be) may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States and Canadian persons or to persons they believe intend to resell to United States and Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States persons or non-Canadian persons or to persons they believe intend to resell to persons who are non-United States persons or non-Canadian persons, except in each case for transactions pursuant to such agreement.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     The International Managers have advised the Company and the Selling Stockholder that the International Managers propose to offer the shares of Common Stock offered hereby to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a concession not in excess of $          per share of Common Stock.
The International Managers may allow, and such dealers may reallow, a discount
not in excess of $          per share of Common Stock on sales to certain other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company and the Selling Stockholder have granted an option to the International Managers, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 300,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any, made on the sale of Common Stock offered hereby. To the extent that the International Managers exercise this option, each International Manager will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Company and the Selling Stockholder also have granted an option to the U.S. Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 1,200,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

     At the request of the Company, the Underwriters (as defined below) have reserved up to 500,000 shares of Common Stock for sale at the initial public offering price to certain employees of the Company and other persons associated with the Company or affiliated with any director, officer or management employee of the Company who have expressed an interest in purchasing such shares. The number of shares of Common Stock available to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased by such employees at the closing of the Offerings will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby. Certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of Common Stock for a period of three months after the date of this Prospectus.


     The Company, the Selling Stockholder, each of the Company's directors and certain officers and CKI have agreed not to (except for the shares offered hereby and subject to certain exceptions in the case of the Company for the grant of, and the issuance of shares pursuant to the exercise of, employee stock options and the issuance of shares of Common Stock to CKI upon conversion of the non-voting common stock owned by it) directly or indirectly sell, offer to sell, grant any option for sale of, contract or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable into, or exercisable for, Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch. See "Shares Eligible For Future Sale."


     Prior to the Offerings, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined through negotiations among the Company, the Selling Stockholder and the U.S. Representatives. Among the factors that will be considered in determining such price are an assessment of the Company's recent results of operations, the future prospects of the Company and the industry in general, the price-earnings ratio and market prices of other companies engaged in activities similar to the Company and prevailing conditions in the securities market. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     Each International Manager has agreed that (i) it has not offered or sold and it will not offer or sell, directly or indirectly, any shares of Common Stock offered hereby in the United Kingdom by means of any document, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issuance of Common Stock

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom the document may otherwise lawfully be issued or passed on.

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock, or the possession, circulation or distribution of this Prospectus or any other material relating to the Company, the Selling Stockholder or shares of Common Stock, in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of the Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of such country or jurisdiction.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page hereof.

     The Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "DSH." In order to meet the requirements for listing of the Common Stock on such exchange, the International Managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     The Underwriters do not intend to confirm sales of the shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, New York, New York. Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Skadden, Arps, Slate, Meagher & Flom has from time to time represented, and may continue to represent, certain of the International Managers. Mark N. Kaplan, a partner in the firm of Skadden, Arps, Slate, Meagher & Flom, is trustee of a trust for the benefit of Mark K. Berman and Allison A. Berman, which is one of the beneficial owners of the Selling Stockholder.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1995 and 1994 and the consolidated statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 1995 and the four months ended December 31, 1994 and the combined statements of operations, changes in stockholders' equity and cash flows of the Predecessor Companies for the eight months ended August 25, 1994 included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The combined statements of operations, stockholders' equity and cash flows of Rio Sportswear, Inc. and affiliated companies for the year ended December 31, 1993 and the related financial statement schedule for the year then ended included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     In 1994, the Company retained Coopers & Lybrand L.L.P. as accountants for the Company after the Company's management, in consultation with the Board of Directors, decided to replace Deloitte & Touche LLP. During 1993, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements (if not resolved to the satisfaction of Deloitte & Touche LLP) would have caused it to make reference to the subject matter of the disagreement in connection with their report. The report of Deloitte & Touche LLP on the 1993 Predecessor Companies' financial statements did not contain an adverse opinion or a disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles. Prior to the retention of Coopers & Lybrand L.L.P., neither the Company nor anyone on the Company's behalf consulted Coopers & Lybrand L.L.P. regarding either the application of accounting principles related to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington D.C. a Registration Statement on Form S-1 under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by this reference. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007 and at Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     Upon completion of the Offerings, the Company will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the addresses set forth above. The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by its independent certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
     THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE COMMON STOCK OFFERED HEREBY IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT 1986 AND THE COMPANIES ACT 1985 WITH RESPECT TO ANYTHING DONE BY ANY PERSONS IN RELATION TO THE COMMON STOCK IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING".
     IN THIS PROSPECTUS, REFERENCE TO "DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS UNLESS STATED OTHERWISE.
                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
The Company...........................   11
Dividend Policy.......................   12
Use of Proceeds.......................   12
Capitalization........................   13
Dilution..............................   14
Unaudited Pro Forma Financial
  Information.........................   15
Selected Financial Information........   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   22
Management............................   32
Certain Transactions..................   38
Principal and Selling Stockholders....   39
Description of Capital Stock..........   40
Description of Indebtedness...........   43
Shares Eligible for Future Sale.......   45
Certain United States Federal Tax
  Consequences to Non-United States
  Holders.............................   46
Underwriting..........................   48
Legal Matters.........................   50
Experts...............................   50
Additional Information................   51
Index of Financial Statements.........  F-1

     UNTIL           , 1996 (  DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               10,000,000 SHARES

                             DESIGNER HOLDINGS LTD.

                                  COMMON STOCK

                                      LOGO

                              --------------------

                                   PROSPECTUS

                             ---------------------

                          MERRILL LYNCH INTERNATIONAL

                              MORGAN STANLEY & CO.
                                 INTERNATIONAL

                                           , 1996
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement, other than underwriting discounts and commissions:


        SEC registration fee.............................................  $   63,449
        NASD filing fee..................................................      18,900
        Listing fee......................................................     102,100
        Blue sky fees and expenses.......................................      25,000
        Printing and engraving expenses..................................     425,000
        Legal fees and expenses..........................................   1,800,000
        Accounting fees and expenses.....................................     500,000
        Transfer agent and registrar fees................................       2,000
        Miscellaneous....................................................      13,551
                                                                           ----------
                  Total..................................................  $2,950,000
                                                                           ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to Section 145 of the General Corporation Law of Delaware (the "Delaware Corporation Law") Article VIII of the By-laws of the Registrant, a copy of which is filed as Exhibit 3.2 to this Registration Statement, provides that the Registrant shall indemnify any person in connection with the defense or settlement of any threatened, pending or completed legal proceeding (other than a legal proceeding by or in the right of the Registrant) by reason of the fact that he is or was a director or officer of the Registrant or is or was a director or officer of the Registrant serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such legal proceedings if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of the Registrant, the director or officer may be indemnified by the Registrant against expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of such legal proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant and except that he may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the Registrant unless a court determines otherwise.

     Article VIII of the Registrant's By-laws allows the Registrant to maintain director and officer liability insurance on behalf of any person who is or was a director or officer of the Registrant or such person who serves or served as a director, officer, agent or employee, at another corporation, partnership or other enterprise at the request of the Registrant.

     Pursuant to Section 102(b)(7) of the Delaware Corporation Law, Article Sixth of the Certificate of Incorporation of the Registrant, a copy of which is filed as Exhibit 3.1 to this Registration Statement, provides that no director of the Registrant shall be personally liable to the Registrant or its shareholders for monetary damages for any breach of his fiduciary duty as a director; provided, however, that such clause shall not apply to any liability of a director (1) for any breach of his duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware Corporation Law, or (4) for any transaction from which the director derived an improper personal benefit.

     The Company has purchased an insurance policy covering indemnification of directors and officers of the Registrant against certain liabilities arising under the Securities Act that might be incurred by them in such capacities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     On March 27, 1995, Designer Holdings Ltd. sold 1,000 (which, pursuant to a stock split as of April 22, 1996 currently equal 24,233,868) shares of Common Stock to the Selling Stockholder for $40,000,000 in reliance on Section 4(2) of the Securities Act of 1933. On April 22, 1996, Designer Holdings Ltd. sold 1,275,466 shares of non-voting common stock to Calvin Klein, Inc., in reliance on Section 4(2) of the Securities Act of 1933. See "Business -- CKJ License."

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


        EXHIBIT NO.                                   DESCRIPTION
        -----------     ------------------------------------------------------------------------
            1.1         Form of U.S. Purchase Agreement.**
            1.2         Form of International Purchase Agreement.**
            3.1         Certificate of Incorporation of the Registrant.**
            3.2         By-Laws of Registrant.*
            4.1         Specimen Certificate of Common Stock.**
            5.1         Opinion of Skadden, Arps, Slate, Meagher & Flom.**
           10.1         Form of Registration Rights Agreement.***
           10.2         Financing Agreement dated as of April 28, 1995 (the "Credit Agreement")
                        by and among New Rio, L.L.C., Denim Holdings Inc., Jeanswear Holdings,
                        Inc., Rio Sportswear, Inc., Calvin Klein Jeanswear Company, the Lenders
                        referred to therein and The CIT Group/Commercial Services, Inc. as
                        Agent.*
           10.3         Third Amendment to the Credit Agreement, dated as of March 29, 1996.*
           10.4         Intentionally omitted.
           10.5         Third Supplemental Funding Agreement to the Credit Agreement dated
                        January 16, 1996.*
           10.6         Factoring Agreement dated as of August 24, 1994 between Rio Sportswear,
                        Inc. and The CIT Group/BCC, Inc.*
           10.7         Letter Amendment dated as of August 24, 1994 to the Factoring Agreement between Rio Sportswear, Inc. and The CIT Group/BCC, Inc.*
           10.8         Factoring Agreement dated as of August 4, 1994 between Calvin Klein
                        Jeanswear Company and The CIT Group/BCC, Inc.*
           10.9         Intercreditor Agreement and Assignment of Factoring Proceeds dated as of
                        April 28, 1995 between Rio Sportswear, Inc. and The CIT Group/Commercial
                        Services, Inc.*
           10.10        Intercreditor Agreement and Assignment of Factoring Proceeds dated as of
                        April 28, 1995 between Calvin Klein Jeanswear Company and The CIT
                        Group/Commercial Services, Inc.*
           10.11        Subordinated Loan Agreement dated as of April 28, 1995 by and among BIB
                        Holdings (Bermuda) Ltd., Denim Holdings, Inc., and New Rio, L.L.C.*
           10.12        Asset Purchase Agreement dated as of July 8, 1994 among Calvin Klein
                        Jeanswear Company, Abbeville Acquisition Company, Kaijay Acquisition
                        Company, Calvin Klein Sport, Inc. and Kaijay Pants Co., Inc.*
           10.13        License Agreement dated as of August 20, 1987 (the "Bill Blass License
                        Agreement") by and between Bill Blass, Ltd. and Rio Sportswear, Inc.*
           10.14        Amendment to the Bill Blass License Agreement dated as of May 27, 1992.*
           10.15        Amendment to the Bill Blass License Agreement dated as of June 1, 1992.*

        EXHIBIT NO.                                   DESCRIPTION
        -----------     ------------------------------------------------------------------------
           10.16        Amendment to the Bill Blass License Agreement dated as of January 27,
                        1993.*
           10.17        Amendment to the Bill Blass License Agreement dated as of March 30,
                        1994.*
           10.18        Amendment to the Bill Blass License Agreement dated as of May 19, 1994.*
           10.19        Amendment to the Bill Blass License Agreement dated as of December 7,
                        1994.*
           10.20        License Agreement dated as of August 4, 1994 (the "Calvin Klein License
                        Agreement") between Calvin Klein, Inc. and Calvin Klein Jeanswear
                        Company.*
           10.21        Amendment to the Calvin Klein License Agreement dated as of December 7,
                        1994.*
           10.22        Amendment to the Calvin Klein License Agreement dated as of January 10,
                        1995.*
           10.23        Amendment to the Calvin Klein License Agreement dated as of February 28,
                        1995.*
           10.24        Agreement dated as of December 12, 1995 by and between Rio Sportswear,
                        Inc. and Commerce Clothing Company, LLC.*
           10.25        Distributorship Agreement dated as of February 1996, between Calvin
                        Klein Jeanswear Company, Commerce Clothing Company LLC, and Calvin
                        Klein, Inc.*
           10.26        Designer Holdings Ltd. 1996 Stock Option and Incentive Plan.***
           10.27        Employment Agreement between New Rio Sportswear Inc., Calvin Klein
                        Jeanswear Company and Maurice Dickson.***
           10.28        Employment Agreement between Calvin Klein Jeanswear Company and Daniel
                        J. Gladstone.***
           10.29        Agreement of Lease by and between Erika Realty Trust and Calvin Klein
                        Jeanswear Company.*
           10.30        Distribution Agreement dated September 7, 1995 between Calvin Klein
                        Jeanswear and Floor Ready Company, L.L.C.*
           10.31        Distributorship Agreement dated as of June 26, 1995, between Calvin
                        Klein Jeanswear Company, Western Glove Works R.S., and Calvin Klein,
                        Inc.*
           10.32        Lease Agreement dated as of April 28, 1995 between North Arlington
                        Associates and Rio Sportswear, Inc.*
           10.33        Amendment to the Bill Blass License Agreement dated as of March 22,
                        1996.*
           10.34        Employment Agreement between Designer Holdings Ltd., Calvin Klein
                        Jeanswear Company and Arnold H. Simon.***
           10.35        Employment Agreement between Designer Holdings Ltd., Calvin Klein
                        Jeanswear Company and Debra Simon.***
           10.36        Employment Agreement between Calvin Klein Jeanswear Company and New Rio
                        Sportswear, Inc. and David Fidlon.***
           10.37        Employment Agreement between Designer Holdings Ltd., Calvin Klein
                        Jeanswear Company and John J. Jones.***
           10.38        Amendment to the Calvin Klein License Agreement dated as of April 22,
                        1996.**
           10.39        Amendment to the Lease Agreement between North Arlington Associates and
                        Rio Sportswear, Inc., dated as of February 22, 1996.**
           10.40        Stock Acquisition Agreement dated as of April 22, 1996 between Designer
                        Holdings Ltd. and Calvin Klein Inc.**
           16.1         Letter of Deloitte & Touche LLP, re change in certifying accountant.*
           21.1         Subsidiaries of the Registrant.*
           23.1         Consent of Coopers & Lybrand L.L.P.**
           23.2         Consent of Deloitte & Touche LLP.**
           23.3         Consent of Skadden, Arps, Slate, Meagher & Flom(included in Exhibit
                        5.1).**


     Financial Statement Schedules
Schedule II -- Valuation and Qualifying Accounts
- ---------------
  * Previously filed.


 ** Filed with this Amendment No. 3.


*** To be filed by amendment.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON MAY 6, 1996.


                                          DESIGNER HOLDINGS LTD.

                                          By:      /s/  Maurice Dickson
                                              -------------------------------
                                                      MAURICE DICKSON
                                               TREASURER AND CHIEF FINANCIAL
                                                           OFFICER

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                   SIGNATURE                                 TITLE                    DATE
- -----------------------------------------------  ------------------------------  ---------------
                       *                          President, Chief Executive
    ------------------------------------              Officer and Director
                ARNOLD H. SIMON

           /s/  MAURICE DICKSON                       Treasurer and Chief          May 6, 1996
    ------------------------------------               Financial Officer
                MAURICE DICKSON

                       *                              Controller and Chief
    ------------------------------------               Accounting Officer
                 DAVID FIDLON

                       *                                 Chairman of the
    ------------------------------------               Board of Directors
               MERRIL M. HALPERN

                       *                             Executive Vice President
    ------------------------------------                  and Director
                  DEBRA SIMON

                       *                                    Director
    ------------------------------------
               A. LAWRENCE FAGAN

   *By:     /s/  MAURICE DICKSON                        Attorney-in-Fact           May 6, 1996
    ------------------------------------
                 MAURICE DICKSON

                             DESIGNER HOLDINGS LTD.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                ADDITIONS
                                                         -----------------------
                                            BALANCE AT   CHARGED TO   CHARGED TO                   BALANCE AT
                                            BEGINNING    COSTS AND      OTHER                        END OF
               DESCRIPTION                  OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS(A)     PERIOD
- ------------------------------------------  ----------   ----------   ----------   -------------   ----------
PREDECESSOR COMPANIES (COMBINED)..........
Year ended December 31, 1993:
  Allowance for doubtful accounts, sales
     returns, discounts and other
     credits..............................    $  824                                  $    26       $    798
                                              ======      ========      =======       =======       ========
Eight months ended August 25, 1994:
  Allowance for doubtful accounts, sales
     returns, discounts and other
     credits..............................    $  798      $      7                                  $    805
                                              ======      ========      =======       =======       ========
THE COMPANY (CONSOLIDATED)................
Four months ended December 31, 1994:
  Allowance for doubtful accounts, sales
     returns, discounts and other
     credits..............................    $  805      $    891                                  $  1,696
                                              ======      ========      =======       =======       ========
Year ended December 31, 1995:
  Allowance for doubtful accounts, sales
     returns, discounts and other
     credits..............................    $1,696      $ 12,300                                  $ 13,996
                                              ======      ========      =======       =======       ========

- ---------------

(A) Represents recoveries of accounts previously charged off.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Designer Holdings Ltd.:

In connection with our audits of the consolidated financial statements of Designer Holdings Ltd. as of December 31, 1995 and 1994 and for the year ended December 31, 1995 and the four months ended December 31, 1994 and the combined financial statements for the eight months ended August 25, 1994, we have also audited the financial statement schedule listed in Item 16 herein.

In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

New York, New York
February 29, 1996, except

for Note 1, the tenth paragraph of Note 11,


the thirteenth paragraph of Note 13 and Note 16,

for which the date is April 22, 1996

                                 EXHIBIT INDEX


                                                                                            SEQUENTIALLY
                                                                                              NUMBERED
EXHIBIT NO.                                     DESCRIPTION                                    PAGES
- -----------     --------------------------------------------------------------------------- ------------
    1.1         Form of U.S. Purchase Agreement.**.........................................
    1.2         Form of International Purchase Agreement.**................................
    3.1         Certificate of Incorporation of the Registrant.**..........................
    3.2         By-Laws of Registrant.*....................................................
    4.1         Specimen Certificate of Common Stock.**....................................
    5.1         Opinion of Skadden, Arps, Slate, Meagher & Flom.**.........................
   10.1         Form of Registration Rights Agreement.***..................................
   10.2         Financing Agreement dated as of April 28, 1995 (the "Credit Agreement") by and among New Rio, L.L.C., Denim Holdings Inc., Jeanswear Holdings, Inc.,
                Rio Sportswear, Inc., Calvin Klein Jeanswear Company, the Lenders referred to therein and The CIT Group/Commercial Services, Inc. as Agent.*..........
   10.3         Third Amendment to the Credit Agreement, dated as of March 29, 1996.*......
   10.4         Intentionally omitted......................................................
   10.5         Third Supplemental Funding Agreement to the Credit Agreement dated January
                16, 1996.*.................................................................
   10.6         Factoring Agreement dated as of August 24, 1994 between Rio Sportswear,
                Inc. and The CIT Group/BCC, Inc.*..........................................
   10.7         Letter Amendment dated as of August 24, 1994 to the Factoring Agreement between Rio Sportswear, Inc. and The CIT Group/BCC, Inc.*..................
   10.8         Factoring Agreement dated as of August 4, 1994 between Calvin Klein
                Jeanswear Company and The CIT Group/BCC, Inc.*.............................
   10.9         Intercreditor Agreement and Assignment of Factoring Proceeds dated as of
                April 28, 1995 between Rio Sportswear, Inc. and The CIT Group/Commercial
                Services, Inc.*............................................................
   10.10        Intercreditor Agreement and Assignment of Factoring Proceeds dated as of
                April 28, 1995 between Calvin Klein Jeanswear Company and The CIT
                Group/Commercial Services, Inc.*...........................................
   10.11        Subordinated Loan Agreement dated as of April 28, 1995 by and among BIB
                Holdings (Bermuda) Ltd., Denim Holdings, Inc., and New Rio, L.L.C.*........
   10.12        Asset Purchase Agreement dated as of July 8, 1994 among Calvin Klein
                Jeanswear Company, Abbeville Acquisition Company, Kaijay Acquisition
                Company, Calvin Klein Sport, Inc. and Kaijay Pants Co., Inc.*..............
   10.13        License Agreement dated as of August 20, 1987 (the "Bill Blass Licensee
                Agreement") by and between Bill Blass, Ltd. and Rio Sportswear, Inc.*......
   10.14        Amendment to the Bill Blass License Agreement dated as of May 27, 1992.*...
   10.15        Amendment to the Bill Blass License Agreement dated as of June 1, 1992.*...
   10.16        Amendment to the Bill Blass License Agreement dated as of January 27,
                1993.*.....................................................................
   10.17        Amendment to the Bill Blass License Agreement dated as of March 30,
                1994.*.....................................................................
   10.18        Amendment to the Bill Blass License Agreement dated as of May 19, 1994.*...
   10.19        Amendment to the Bill Blass License Agreement dated as of December 7,
                1994.*.....................................................................
   10.20        License Agreement dated as of August 4, 1994 (the "Calvin Klein Licensee
                Agreement") between Calvin Klein, Inc. and Calvin Klein Jeanswear
                Company.*..................................................................
   10.21        Amendment to the Calvin Klein Licensee Agreement dated as of December 7,
                1994.*.....................................................................

                                                                                            SEQUENTIALLY
                                                                                              NUMBERED
EXHIBIT NO.                                     DESCRIPTION                                    PAGES
- -----------     --------------------------------------------------------------------------- ------------
   10.22        Amendment to the Calvin Klein Licensee Agreement dated as of January 10,
                1995.*.....................................................................
   10.23        Amendment to the Calvin Klein Licensee Agreement dated as of February 28,
                1995.*.....................................................................
   10.24        Agreement dated as of December 12, 1995 by and between Rio Sportswear, Inc.
                and Commerce Clothing Company, LLC.*.......................................
   10.25        Distributorship Agreement dated as of February 1996, between Calvin Klein
                Jeanswear Company, Commerce Clothing Company LLC, and Calvin Klein Inc.*...
   10.26        Designer Holdings Ltd. 1996 Stock Option and Incentive Plan.***............
   10.27        Employment Agreement between New Rio Sportswear Inc., Calvin Klein
                Jeanswear Company and Maurice Dickson.***..................................
   10.28        Employment Agreement between Calvin Klein Jeanswear Company and Daniel J.
                Gladstone.***..............................................................
   10.29        Agreement of Lease by and between Erika Realty Trust and Calvin Klein
                Jeanswear Company.*........................................................
   10.30        Distribution Agreement dated September 7, 1995 between Calvin Klein
                Jeanswear and Floor Ready Company, L.L.C.*.................................
   10.31        Distributorship Agreement dated as of June 26, 1995, between Calvin Klein
                Jeanswear Company, Western Glove Works R.S., and Calvin Klein, Inc.*.......
   10.32        Lease Agreement dated as of April 28, 1995 between North Arlington
                Associates and Rio Sportswear, Inc.*.......................................
   10.33        Amendment to the Bill Blass License Agreement dated as of March 22,
                1996.*.....................................................................
   10.34        Employment Agreement between Designer Holdings Ltd., Calvin Klein Jeanswear
                Company and Arnold H. Simon.***............................................
   10.35        Employment Agreement between Designer Holdings Ltd., Calvin Klein Jeanswear
                Company and Debra Simon.***................................................
   10.36        Employment Agreement between Calvin Klein Jeanswear Company and New Rio
                Sportswear, Inc. and David Fidlon.***......................................
   10.37        Employment Agreement between Designer Holdings Ltd., Calvin Klein Jeanswear
                Company and John J. Jones.***..............................................
   10.38        Amendment to the Calvin Klein License Agreement dated as of April 22,
                1996.**....................................................................
   10.39        Amendment to the Lease Agreement between North Arlington Associates and Rio
                Sportswear, Inc., dated as of February 22, 1996.**.........................
   10.40        Stock Acquisition Agreement, dated as of April 22, 1996, between Designer
                Holdings Ltd. and Calvin Klein Inc.**......................................
   16.1         Letter of Deloitte & Touche LLP, re change in certifying accountant........
   21.1         Subsidiaries of the Registrant.*...........................................
   23.1         Consent of Coopers & Lybrand L.L.P.**......................................
   23.2         Consent of Deloitte & Touche LLP.**........................................
   23.3         Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit
                5.1).**....................................................................


- ---------------
  * Previously filed.


 ** Filed with this Amendment No. 3.


*** To be filed by amendment.